GREAT-WEST
LIFECO INC.

RECEIVED
2004 MAY 24 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030318

May 19, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

**RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728**

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated:

- March 31,
- April 8 (two insider reports filed – 14,500 and 24,200 shares),
- April 14,
- April 21,
- April 29,
- May 5,
- May 12 and
- May 19, 2004

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist

dw 5/24

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

2004-05-19, 13:54:08, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368851383
Filing date	2004-05-19
Date of transaction	2004-05-14
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	106100
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368957483
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-05-12, 13:25:12, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368754883
Filing date	2004-05-12
Date of transaction	2004-05-07
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	96500
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368851383
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-05-05, 13:28:18, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	368653483		
Filing date	2004-05-05		
Date of transaction	2004-04-30		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	101400		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	368754883		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).		

Next

2004-04-29, 10:19:24, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368584983
Filing date	2004-04-29
Date of transaction	2004-04-23
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	68500
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368653483
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's pitstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

Next

2004-04-21, 13:42:38, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368484983
Filing date	2004-04-21
Date of transaction	2004-04-16
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	100000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368584983
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-04-14, 14:58:20, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368459783
Filing date	2004-04-14
Date of transaction	2004-04-08
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	25200
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368484983
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are beign cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-04-08, 10:15:25, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368445283
Filing date	2004-04-08
Date of transaction	2004-04-02
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	14500
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368459783
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-04-08, 10:12:08, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368421083
Filing date	2004-04-08
Date of transaction	2004-03-31
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	24200
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368445283
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-03-31, 12:49:13, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	368360483
Filing date	2004-03-31
Date of transaction	2004-03-26
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	60600
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	368421083
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider)

Next

GREAT-WEST
LIFECO INC.

May 20, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Certificate re dissemination to shareholders dated March 31, 2004;
- Report of Voting Results for the Annual and Special Meeting of Shareholders on April 29, 2004.
- Chief Executive Officer and Chief Financial Officer Certifications of Interim Filings dated May 10, 2004;
- Interim Comparative Financial Statements (unaudited) for the period ending March 31, 2004;
- Interim MD&A for the period ending March 31, 2004;
- Enhanced Annual MD&A for the period ending December 31, 2003
- Press Release dated April 29, 2004, and
- Annual Information Form dated April 29, 2004.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

RECEIVED
2004 MAY 24 P 12:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Computershare

Suite 600
530 8th Avenue SW
Calgary, Alberta T2P 3S8

March 31, 2004

To: British Columbia Securities Commission
The Manitoba Securities Commission
Alberta Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Saskatchewan Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland Securities Commission
Yukon Territories Securities Commission
The Director, Consumer & Corporate Affairs
Toronto Stock Exchange

Dear Sirs:

Subject: Great-West Lifeco Inc.

We confirm that the following material was sent by pre-paid mail between March 24th and March 27th, 2004 to the registered shareholders of the Common stock and First Preferred stock Series D, Series E and Series F of the subject Corporation:

1. 2003 Annual Report
2. Form of Proxy
3. Postage Paid Proxy return envelope for Canada, International, and the United States.
4. Notice of Annual Meeting of Shareholders/Management Proxy Circular

We also confirm that the following material was sent by pre-paid mail on March 30th, 2004, to the registered shareholders of the Preferred stock Class A, Series 1 of the subject Corporation:

1. 2003 Annual Report
2. National Instrument 54-102 Supplemental Mail List Card

We also confirm that between March 24th and March 27th, 2004, we sent by pre-paid mail to all registered Common and Preferred shareholders of the subject Corporation, copy of the French version of the above material who elected to receive their material in the French language.

We further confirm that copies of the above mentioned material were sent by courier between March 23rd and March 24th, 2004 to all intermediaries holding shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications, excluding ADP Investor Communications and ADP Proxy Services.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Sincerely,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Marilyne Paynter
Relationship Manager
Stock Transfer Services
Phone: (403) 267-6824
Fax: (403) 267-6529

cc: Great-West Lifeco Inc.
Attention: Laurie Speers

MEP/43601

Great-West Lifeco Inc.

Annual and Special Meeting of Shareholders

April 29, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Show of Hands

	Business	Outcome of Vote
1.	The approval of a Special Resolution to amend the Articles of the Corporation to decrease the number of Directors from 22 to 21	Carried
2.	The election of the following 21individuals as Directors	Carried

a) Gail S. Asper
b) James W. Burns, O.C.
c) Orest T. Dackow
d) André Desmarais, O.C.
e) Paul Desmarais, Jr.
f) Robert Gratton
g) Daniel Johnson
h) Kevin P. Kavanagh, C.M.
i) Peter Kruyt
j) J. Blair MacAulay
k) The Right Honourable Donald F. Mazankowski, P.C., O.C.
l) William T. McCallum
m) Raymond L. McFeetors
n) Randall L. Moffat
o) Jerry E. A. Nickerson
p) David A. Nield
q) R. Jeffrey Orr
r) Gordon F. Osbaldeston, P.C., C.C.
s) Michel Plessis-Bélair, F.C.A.
t) Guy St-Germain, C.M.
u) Gérard Veilleux, O.C.

3.	The appointment of Deloitte & Touche LLP as auditor	Carried

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, R. L. McFeetors, Co-President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: May 10, 2004

"R. L. McFeetors"
Co-President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, W. T. McCallum, Co-President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: May 10, 2004

"W. T. McCallum"
Co-President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, W. W. Lovatt, Vice-President, Finance, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: May 10, 2004

"W. W. Lovatt"
Vice-President, Finance, Canada

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, M. T. G. Graye, Vice-President, Finance, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: May 10, 2004

"M. T. G. Graye"
Vice-President, Finance, United States

GREAT-WEST
LIFECO INC.

QUARTERLY REPORT

3 MONTHS RESULTS

January 1 to March 31, 2004

Quarterly Report to Shareholders

Copies of this report are available at www.greatwestlifeco.com or by contacting the Secretary's Department at (204) 946-8366.

Forward-Looking Information

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements.

Non-GAAP Financial Measures

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Quarterly Report January 1 to March 31, 2004

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at March 31, 2004 were approved by the Board of Directors at a meeting held today in Winnipeg.

Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $383 million for the three months ended March 31, 2004, compared to $253 million reported a year ago, an increase of 51%. On a per share basis, this represents $0.856 per common share for the first quarter of 2004, an increase of 24%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $376 million or $0.841 per common share.

Highlights

- For the first quarter of 2004, common shareholder net income, excluding restructuring charges, increased 51% and earnings per common share, on the same basis, increased 24% over the first quarter of 2003.
- Return on common shareholders' equity, excluding restructuring costs, was 19.8% for the twelve months ended March 31, 2004.
- Quarterly dividends declared were 32.25¢ per common share payable June 30, 2004. Dividends paid on common shares for the first three months of 2004 were 19% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation, London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA/EUROPE SEGMENT

Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the first quarter of 2004 increased 85% to $224 million from $121 million a year ago.

The increase was due to strong earnings for Great-West Life, London Life, and CLFC's Canadian and European businesses. The CLFC results were not a part of last year's first quarter numbers.

Total premiums and deposits for the three months ended March 31, 2004 increased $3.9 billion from 2003 levels. The increase reflects the inclusion of CLFC in 2004 together with solid increases in segregated funds deposits.

Fee income for the three months ended March 31, 2004 increased $147 million from a year ago, as a result of the inclusion of CLFC in 2004 as well as higher segregated funds assets.

Total assets under administration at March 31, 2004 were $117.7 billion, up $5.6 billion from December 31, 2003 levels, with increases in general funds of $1.7 billion and in segregated funds of $3.9 billion.

UNITED STATES SEGMENT

United States consolidated net earnings of Lifeco attributable to common shareholders for the first quarter of 2004 increased 20% to $159 million from $132 million a year ago.

The increase was primarily related to favourable results for Financial Services reflecting the inclusion of CLFC in 2004.

Total premiums and deposits for the three months ended March 31, 2004 reflect increases for Financial Services retirement products and decreases in Healthcare premiums essentially reflecting the cession of Canada Life's U.S. group business during the first quarter of 2004.

The decrease in fee income for the three months ended March 31, 2004 is attributable to the Group health ASO business.

Total assets under administration were $47.8 billion at March 31, 2004 essentially unchanged from December 31, 2003 levels.

LIFECO CORPORATE

Corporate net earnings results for Lifeco, attributable to common shareholders, were a net charge of $7 million comprised of restructuring costs related to the acquisition of CLFC.

GREAT-WEST
LIFECO INC.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.3225 per share on the common shares of the Company payable June 30, 2004 to shareholders of record at the close of business June 2, 2004.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share; and
- Series F First Preferred Shares $0.36875 per share payable June 30, 2004 to shareholders of record at the close of business June 2, 2004;
- Class A, Series 1 Preferred Shares $0.3125 per share payable July 31, 2004 to shareholders of record at the close of business July 2, 2004.

Raymond L. McFeetors
Co-President and Chief Executive Officer

William T. McCallum
Co-President and Chief Executive Officer

April 29, 2004

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions, except per share amounts)

	2004	2003	% Change
For the three months ended March 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 3,411**	$ 2,949	16%
Self-funded premium equivalents (ASO contracts) (1)	**2,007**	2,166	-7%
Segregated funds deposits: (1)			
Individual products	**1,658**	526	215%
Group products	**2,613**	1,045	150%
Total premiums and deposits	**9,689**	6,686	45%
Fee and other income	**532**	433	23%
Paid or credited to policyholders	**3,769**	3,322	13%
Net income attributable to:			
Preferred shareholders	**14**	6	133%
Common shareholders before restructuring costs (2)	**383**	253	51%
Restructuring costs after tax (2)	**7**	-	
Common shareholders	**376**	253	49%
Per Common Share			
Basic earnings before restructuring costs (2)	**$ 0.856**	$ 0.690	24%
Restructuring costs after tax (2)	**0.015**	-	
Basic earnings after restructuring costs	**0.841**	0.690	22%
Dividends paid	**0.3225**	0.270	19%
Book value	**17.39**	11.47	52%
Return on common shareholders' equity (12 months):			
Net income before restructuring costs (2)	**19.8%**	23.5%	
Net income	**19.5%**	23.5%	
At March 31			
Total assets	**$ 99,338**	$ 59,533	67%
Segregated funds assets (1)	**66,147**	33,938	95%
Total assets under administration	**$ 165,485**	$ 93,471	77%
Capital stock and surplus	**$ 8,892**	$ 4,626	92%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 in the Company's interim financial statements). Costs of $497 before tax are expected to be incurred as a result, including approximately $412 that was recognized as part of the purchase equation of CLFC, and $85 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the three months ended March 31, 2004 includes restructuring costs of $7 after tax or $.015 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring charges related to the acquisition of CLFC, and incurred during the period.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions, except per share amounts)

	For the three months ended March 31	
	2004	2003
Income		
Premium income	**$ 3,411**	$ 2,949
Net investment income	**1,324**	948
Fee and other income	**532**	433
	5,267	4,330
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,769**	3,322
Commissions	**291**	170
Operating expenses	**584**	430
Restructuring costs (note 2)	**9**	-
Premium taxes	**52**	30
Amortization of finite life intangible assets (note 3)	**3**	-
Distribution on capital trust securities (note 5)	**7**	5
Net income before income taxes	**552**	373
Income taxes - current	**164**	81
Income taxes - future	**(27)**	25
Net income before non-controlling interests	**415**	267
Non-controlling interests (note 5)	**25**	8
Net income	**$ 390**	$ 259
Earnings per common share (note 9)		
Basic	**$ 0.841**	$ 0.690
Diluted	**$ 0.833**	$ 0.683

Summary of Net Income		
Preferred shareholder dividends	**$ 14**	$ 6
Net income - common shareholders	**376**	253
Net income	**$ 390**	$ 259
Average number of shares outstanding - basic	446,686,942	366,235,013
Average number of shares outstanding - diluted	450,938,328	370,254,386

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	March 31, 2004	December 31, 2003	March 31, 2003
Assets			
Bonds	$ 55,695	$ 54,208	$ 33,884
Mortgage loans	15,150	15,088	7,601
Stocks	3,260	3,199	1,416
Real estate	1,606	1,594	1,215
Loans to policyholders	6,709	6,566	5,869
Cash and certificates of deposit	2,265	2,461	966
Funds withheld by ceding insurers	3,914	4,142	4,791
Premiums in course of collection	448	448	352
Interest due and accrued	925	882	538
Future income taxes	421	482	99
Goodwill and intangible assets (note 3)	6,765	6,663	1,682
Other assets	2,180	1,718	1,120
Total assets	$ 99,338	$ 97,451	$ 59,533
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 68,265	$ 66,999	$ 43,332
Provision for claims	946	1,092	590
Provision for policyholder dividends	535	544	353
Provision for experience rating refunds	599	840	874
Policyholder funds	2,164	2,023	1,896
	72,509	71,498	47,045
Commercial paper and other loans (note 4)	2,572	2,576	1,568
Current income taxes	586	619	447
Funds held under reinsurance contracts	4,489	4,655	-
Other liabilities	4,708	4,355	2,619
Repurchase agreements	736	503	220
Net deferred gains on portfolio investments sold	2,355	2,237	984
	87,955	86,443	52,883
Non-controlling interests (note 5)	2,491	2,418	2,024
Capital Stock and Surplus			
Capital stock (note 6)	5,788	5,783	1,981
Surplus	3,201	2,993	2,517
Provision for unrealized gain (loss) on translation of net investment in foreign operations	(97)	(186)	128
	8,892	8,590	4,626
Liabilities, capital stock and surplus	$ 99,338	$ 97,451	$ 59,533

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2004	2003
Balance, beginning of year	**$ 2,993**	$ 2,382
Net income	**390**	259
Change in accounting policy (note 1(b))	**(4)**	-
Contributed surplus - Stock option expense		-
Change in accounting policy (note 1(b))	**5**	-
Current year expense (note 7)	**2**	
Common share cancellation excess	**(27)**	(19)
Dividends to shareholders		
Preferred shareholders	**(14)**	(6)
Common shareholders	**(144)**	(99)
Balance, end of period	**$ 3,201**	$ 2,517

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended March 31	
	2004	2003
Operations		
Net income	**$ 390**	$ 259
Adjustments for non-cash items:		
Change in policy liabilities	**677**	114
Change in funds withheld by ceding insurers	**228**	(5)
Change in current income taxes payable	**(71)**	(7)
Future income tax expense	**(27)**	25
Other	**(216)**	429
Cash flows from operations	**981**	815
Financing Activities		
Issue of common shares	**12**	2
Purchased and cancelled common shares	**(33)**	(22)
Issue of debentures	**-**	600
Repayment of commercial paper and other loans	**(8)**	(14)
Debenture issue costs	**-**	(6)
Dividends paid	**(158)**	(105)
	(187)	455
Investment Activities		
Bond sales and maturities	**10,215**	6,831
Mortgage loan repayments	**455**	333
Stock sales	**418**	225
Real estate sales	**34**	56
Change in loans to policyholders	**(11)**	(18)
Change in repurchase agreements	**227**	(262)
Reinsurance transactions	**(428)**	-
Investment in bonds	**(10,913)**	(8,165)
Investment in mortgage loans	**(466)**	(123)
Investment in stocks	**(500)**	(85)
Investment in real estate	**(21)**	(8)
	(990)	(1,216)
Increase (decrease) in cash and certificates of deposit	**(196)**	54
Cash and certificates of deposit, beginning of year	**2,461**	912
Cash and certificates of deposit, end of period	**$ 2,265**	$ 966

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions, except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2004 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2003, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2003.

(b) New Accounting Requirements for 2004

Stock Based Compensation

Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock based compensation and payments at grant date for options granted beginning on or after January 1, 2002. This change in accounting policy has been applied retroactively without restatement of prior years' financial statements and, results in a charge of $4 to shareholders' surplus, a charge of $1 to non-controlling interests and an increase in contributed surplus of $5.

(c) Certain of 2003 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Restructuring Costs

Following the acquisition of CLFC on July 10, 2003, the Company developed a plan to restructure and exit selected operations of Canada Life Financial Corporation (CLFC). The Company expects the restructuring to be substantially completed by the end of 2004. Costs of $497 are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations and systems, compensation costs and facilities. The costs include approximately $412 that was recognized as part of the purchase equation of CLFC. Costs of approximately $85 will be charged to income as incurred.

The following details the amount and status of restructuring and exit program costs:

	Expected total costs	Amounts utilized - 2003	Amounts utilized - 2004	Total amounts utilized	Balance March 31, 2004
Eliminating duplicate systems	$ 118	$ 13	$ 17	$ 30	$ 88
Exiting and consolidating operations	71	28	12	40	31
Compensation costs	264	84	18	102	162
Exiting and consolidating facilities	44	-	2	2	42
	$ 497	$ 125	$ 49	$ 174	$ 323
Accrued on acquisition	$ 412	$ 94	$ 40	$ 134	$ 278
Expense as incurred	85	31	9	40	45
	$ 497	$ 125	$ 49	$ 174	$ 323
Canada/Europe	$ 452	$ 108	$ 40	$ 148	$ 304
United States	45	17	9	26	19
	$ 497	$ 125	$ 49	$ 174	$ 323

3. Goodwill and Intangible Assets

(a) Carrying value of goodwill and changes in carrying value of goodwill for the three months ended March 31 are as follows:

	2004	2003
Balance, beginning of year	**$ 5,265**	$ 1,158
Changes in allocation of purchase price of CLFC	**101**	-
Changes in foreign exchange rates	**-**	(5)
Balance, end of period	**$ 5,366**	$ 1,153

The change in the allocation of the purchase price of CLFC consists of decreases in the values of bonds and other assets acquired of $16, increases in the value of policy liabilities assumed of $9 and increases in the value of other liabilities assumed of $76.

The goodwill arising from the CLFC acquisition may be adjusted in 2004 in terms of both amount and allocation to the Company's major reportable segments as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed of CLFC.

(b) Carrying value of intangible assets and changes in carrying value of intangible assets for the three months ended March 31 are as follows:

	2004	2003
Balance, beginning of year	**$ 1,398**	$ 529
Amortization of finite life intangible assets	**(3)**	-
Changes in foreign exchange rates	**4**	-
Balance, end of period	**$ 1,399**	$ 529

4. Commercial Paper and Other Loans

Commercial paper and other loans consist of the following:

As at March 31	2004			2003		
	Canada/ Europe	**United States**	**Total**	Canada	United States	Total
Short Term						
Commercial paper and other short term borrowings with interest rates from 1.1% to 1.2% (1.4% in 2003)	$ -	$ 121	$ 121	$ -	$ 139	$ 139
Revolving credit in respect of reinsurance business with interest rates from 1.3% to 2.9% maturing within one year (1.6% to 3.4% in 2003)	26	-	26	37	-	37
Total short term	26	121	147	37	139	176
Long Term						
Operating:						
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.4% in 2003	-	-	-	122	-	122
Other notes payable with interest of 8.0%	11	-	11	13	-	13
	11	-	11	135	-	135
Capital:						
Five year term facility at rates of: $471 at Canadian 90-day Bankers' Acceptance; $126 at 90-day LIBOR rate	597	-	597	-	-	-
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	277	-	277	-	-	-
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	210	-	210	-	-	-
6.75% Debentures due August 10, 2015, unsecured	200	-	200	200	-	200
6.14% Debentures due March 21, 2018, unsecured	200	-	200	200	-	200
Series B 6.40% Debentures due December 11, 2028, unsecured	101	-	101	-	-	-
6.74% Debentures due November 24, 2031, unsecured	200	-	200	200	-	200
6.67% Debentures due March 21, 2033, unsecured	400	-	400	400	-	400
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	-	229	229	-	257	257
Sub total	2,185	229	2,414	1,000	257	1,257
Total long term	2,196	229	2,425	1,135	257	1,392
Total	$ 2,222	$ 350	$ 2,572	$ 1,172	$ 396	$ 1,568

5. Non-Controlling Interests

The Company controlled a 100% equity interest in The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2004 and March 31, 2003 and in The Canada Life Assurance Company (Canada Life) at March 31, 2004. The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and its subsidiaries are:

a) **For the three months ended March 31**	**2004**	2003
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	**$ 24**	$ 25
London Life	**142**	133
Canada Life	**46**	-
GWL&A	**58**	47
Policyholder dividends		
Great-West	**(22)**	(23)
London Life	**(130)**	(130)
Canada Life	**(46)**	-
GWL&A	**(52)**	(47)
Net income	**20**	5
Preferred shareholder dividends of subsidiaries	**5**	3
Non-controlling interests in capital stock and surplus	**-**	-
Total	**$ 25**	$ 8
Distribution on Great-West Life Capital Trust Securities	**$ 5**	$ 5
Distribution on Canada Life Capital Trust Securities	**7**	-
Trust units held by consolidated group as temporary investments	**(5)**	-
Total	**$ 7**	$ 5

b) As at	March 31, 2004	December 31, 2003	March 31, 2003
Participating policyholder undistributed surplus			
Great-West	**$ 346**	$ 345	$ 332
London Life	**998**	985	914
Canada Life	**48**	50	-
GWL&A	**211**	202	227
	1,603	1,582	1,473
Preferred shareholders of subsidiaries	**370**	370	209
Non-controlling interests in capital stock and surplus	**-**	-	1
Trust units issued by Great-West Life Capital Trust	**350**	350	350
Trust units issued by Canada Life Capital Trust	**450**	450	-
Acquisition related fair market value adjustment	**40**	41	-
Trust securities held by consolidated group as temporary investments	**(322)**	(375)	(9)
	518	466	341
	$ 2,491	$ 2,418	$ 2,024

6. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	March 31, 2004		March 31, 2003	
	Number	**Stated Value**	Number	Stated Value
Preferred Shares:				
Series C, 7.75% Non-Cumulative First Preferred Shares	**-**	**$ -**	4,000,000	$ 100
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series E, 4.80% Non-Cumulative First Preferred Shares	**23,868,131**	**597**	-	-
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,006**	**199**	-	-
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**130**	5,192,242	130
Balance, end of period	**45,017,379**	**$ 1,126**	17,192,242	$ 430

Common Shares:

Balance, beginning of year	**446,561,962**	**$ 4,658**	366,376,712	$ 1,552
Purchased and cancelled under Normal Course Issuer Bid	**(684,500)**	**(7)**	(600,700)	(3)
Issued under Stock Option Plan	**825,639**	**11**	149,946	2
Balance, end of period	**446,703,101**	**$ 4,662**	365,925,958	$ 1,551
Total Capital Stock		**$ 5,788**		$ 1,981

7. Stock Based Compensation

141,000 options were granted under the Company's stock option plan for the three months ended March 31, 2004 (367,000 options were granted during the first quarter of 2003). The weighted-average fair value of options granted during the three months ended March 31, 2004 was $13.05 per option ($9.89 per option during the three months ended March 31, 2003). The fair value of each option granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the three months ended March 31, 2004 and March 31, 2003 respectively: dividend yield 2.530% (2.820%), expected volatility 25.90% (26.16%), risk-free interest rate 4.180% (4.742%), and expected life of 7 years (7 years).

In accordance with the fair value based method of accounting compensation expense has been recorded on the options granted under the Company's stock option plan since January 1, 2002 based on the fair value of the options granted, amortized over the vesting period. Compensation expense of $2 million, after tax, has been recognized for the three months ended March 31, 2004. For the three months ended March 31, 2003, the intrinsic value based method of accounting was applied, and as a result, no compensation expense was recorded for options granted under the Company's plan. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002. The Company's net income for the three months ended March 31, 2003 on this basis would have been reduced by less than $1 million and earnings per common share would have been reduced by $0.001.

8. Reinsurance Transactions

During the first quarter of 2004, the Company's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $423 associated with the transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income with a corresponding reduction to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of cash and other assets of $454, a reduction of policyholder liabilities of $419, and a reduction of other liabilities of $35.

9. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31	
	2004	2003
a) Earnings		
Net income - common shareholders	**$ 376**	$ 253
b) Number of Common Shares at March 31		
Average number of common shares outstanding	**446,686,942**	366,235,013
Add:		
-Potential exercise of outstanding stock options	**4,251,386**	4,019,373
Average number of common shares outstanding - diluted basis	**450,938,328**	370,254,386
Earnings per Common Share		
Basic	**$ 0.841**	$ 0.690
Diluted	**$ 0.833**	$ 0.683

10. Commitments (changes since December 31, 2003 annual report)

LRG has a syndicated letter of credit facility providing U.S. $1,100 in letters of credit capacity. At December 31, 2003 LRG had issued U.S. $925 in letters of credit under the facility. On January 5, 2004 two transactions resulted in the reduction of total issued letters of credit to U.S. $818.

LRG has issued U.S. $850 in letters of credit as at March 31, 2004.

11. Segmented Information

Consolidated Operations

For the three months ended March 31, 2004

	Canada/Europe						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Europe/ Reinsurance	Corporate	Total	Total	Total Canada/ Europe
Income:							
Premium income	$ 619	$ 836	$ 1,261	$ -	$ 2,716	$ 464	$ 3,180
Net investment income	72	258	204	5	539	354	893
Fee and other income	29	137	83	5	254	-	254
Total income	720	1,231	1,548	10	3,509	818	4,327
Benefits and Expenses:							
Paid or credited to policyholders	465	912	1,326	5	2,708	703	3,411
Other	184	178	136	7	505	87	592
Restructuring costs	-	-	-	-	-	-	-
Amortization of intangible assets	-	-	-	3	3	-	3
Distribution on capital trust securities	-	-	-	7	7	-	7
Net operating income before income taxes	71	141	86	(12)	286	28	314
Income taxes	17	31	9	(14)	43	13	56
Net income before non-controlling interests	54	110	77	2	243	15	258
Non-controlling interests	-	-	-	5	5	15	20
Net income	$ 54	$ 110	$ 77	$ (3)	$ 238	$ -	$ 238

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 14	$ 14	$ -	$ 14
Net income - common shareholders	54	110	77	(17)	224	-	224
Net income	$ 54	$ 110	$ 77	$ (3)	$ 238	$ -	$ 238

GREAT-WEST LIFECO INC.

For the three months ended March 31, 2004

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating	Total U.S.		
	Healthcare	Financial Services	Corporate	Total	Total			
Income:								
Premium income	$ (168)	$ 251	$ -	$ 83	$ 148	$ 231	$ -	$ 3,411
Net investment income	46	253	2	301	130	431	-	1,324
Fee and other income	189	86	2	277	1	278	-	532
Total income	67	590	4	661	279	940	-	5,267
Benefits and Expenses:								
Paid or credited to policyholders	(273)	372	-	99	259	358	-	3,769
Other	235	85	3	323	12	335	-	927
Restructuring costs	-	-	-	-	-	-	9	9
Amortization of intangible assets	-	-	-	-	-	-	-	3
Distribution on capital trust securities	-	-	-	-	-	-	-	7
Net operating income before income taxes	105	133	1	239	8	247	(9)	552
Income taxes	35	44	1	80	3	83	(2)	137
Net income before non-controlling interests	70	89	-	159	5	164	(7)	415
Non-controlling interests	-	-	-	-	5	5	-	25
Net income	$ 70	$ 89	$ -	$ 159	$ -	$ 159	$ (7)	$ 390

Summary of Net Income	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.	Total Lifeco Corporate	Total
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 14
Net income - common shareholders	70	89	-	159	-	159	(7)	376
Net income	$ 70	$ 89	$ -	$ 159	$ -	$ 159	$ (7)	$ 390

GREAT-WEST LIFECO INC.

For the three months ended March 31, 2003

	Canada						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Total	Total Canada
Income:							
Premium income	$ 574	$ 205	$ 1,152	$ 3	$ 1,934	$ 349	$ 2,283
Net investment income	51	111	165	32	359	236	595
Fee and other income	17	84	-	6	107	-	107
Total income	642	400	1,317	41	2,400	585	2,985
Benefits and Expenses:							
Paid or credited to policyholders	474	227	1,302	9	2,012	500	2,512
Other	120	93	7	9	229	68	297
Distribution on capital trust securities	-	-	-	5	5	-	5
Net operating income before income taxes	48	80	8	18	154	17	171
Income taxes	12	20	(3)	(5)	24	12	36
Net income before non-controlling interests	36	60	11	23	130	5	135
Non-controlling interests	-	-	-	3	3	5	8
Net income	$ 36	$ 60	$ 11	$ 20	$ 127	$ -	$ 127

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 6	$ 6	$ -	$ 6
Net income - common shareholders	36	60	11	14	121	-	121
Net income	$ 36	$ 60	$ 11	$ 20	$ 127	$ -	$ 127

GREAT-WEST LIFECO INC.

For the three months ended March 31, 2003

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating	Total U.S.		
	Healthcare	Financial Services	Corporate	Total	Total			
Income:								
Premium income	$ 373	$ 210	$ -	$ 583	$ 83	$ 666	$ -	$ 2,949
Net investment income	29	188	9	226	127	353	-	948
Fee and other income	240	85	1	326	-	326	-	433
Total income	642	483	10	1,135	210	1,345	-	4,330
Benefits and Expenses:								
Paid or credited to policyholders	288	320	(1)	607	203	810	-	3,322
Other	246	79	2	327	6	333	-	630
Distribution on capital trust securities	-	-	-	-	-	-	-	5
Net operating income before income taxes	108	84	9	201	1	202	-	373
Income taxes	38	24	7	69	1	70	-	106
Net income before non-controlling interests	70	60	2	132	-	132	-	267
Non-controlling interests	-	-	-	-	-	-	-	8
Net income	$ 70	$ 60	$ 2	$ 132	$ -	$ 132	$ -	$ 259

Summary of Net Income

	Healthcare	Financial Services	Corporate	Total	Participating Total	Total U.S.	Total Lifeco Corporate	Total
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 6
Net income - common shareholders	70	60	2	132	-	132	-	253
Net income	$ 70	$ 60	$ 2	$ 132	$ -	$ 132	$ -	$ 259

GREAT-WEST
LIFECO INC.

Management's Discussion and Analysis

Interim Report
For the three months ended March 31, 2004

Dated April 29, 2004

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions, except per share amounts)

For the three months ended March 31	2004	2003	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 3,411	$ 2,949	16%
Self-funded premium equivalents (ASO contracts) (1)	2,007	2,166	-7%
Segregated funds deposits: (1)			
Individual products	1,658	526	215%
Group products	2,613	1,045	150%
Total premiums and deposits	9,689	6,686	45%
Fee and other income	532	433	23%
Paid or credited to policyholders	3,769	3,322	13%
Net income attributable to:			
Preferred shareholders	14	6	133%
Common shareholders before restructuring costs	383	253	51%
Restructuring costs (2)	7	-	-
Common shareholders	376	253	49%
Per Common Share			
Basic earnings before restructuring costs (2)	$ 0.856	$ 0.690	24%
Restructuring costs after-tax (2)	0.015	-	-
Basic earnings after restructuring costs	0.841	-	-
Dividends paid	0.3225	0.270	19%
Return on common shareholders' equity (12 months)			
Net income before restructuring costs (2)	19.8%	23.5%	
Net income	19.5%	23.5%	
At March 31			
Total assets	$ 99,338	$ 59,533	67%
Segregated funds assets (1)	66,147	33,938	95%
Total assets under administration	$ 165,485	$ 93,471	77%
Capital stock and surplus	$ 8,892	$ 4,626	92%
Book value per common share	$ 17.39	$ 11.47	52%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 in the Company's interim financial statements). Costs of $497 before tax are expected to be incurred as a result, including approximately $412 that was recognized as part of the purchase equation of CLFC, and $85 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the three months ended March 31, 2004 includes restructuring costs of $7 after-tax or $0.015 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period – refer to non-GAAP financial measures on page 2.

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition of Great-West Lifeco Inc. (Lifeco or the Company) for the three months ended March 31, 2004 compared with the same period in 2003. The MD&A provides an overall discussion, followed by analyses of the performance of its two major reportable segments, Canada/Europe and United States.

This MD&A is an update to the Company's Enhanced Management's Discussion and Analysis for the year ended December 31, 2003 and dated January 29, 2004.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars – refer to note 1 of the Lifeco interim financial statements.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

TRANSLATION OF FOREIGN CURRENCY

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items (net revenues) are translated at an average rate for the period.

The rates employed are:

Period ended	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate (1)
United States Dollar			
March 31, 2004	**$1.3100**	**$1.3200**	**$1.5733**
December 31, 2003	$1.2900	$1.4000	$1.5873
March 31, 2003	$1.4700	$1.5100	$1.5774
British Pound Sterling			
March 31, 2004	**$2.4100**	**$2.4200**	**$2.4200**
December 31, 2003	$2.3100	$2.2900	$2.2900
Euro			
March 31, 2004	**$1.6100**	**$1.6500**	**$1.6500**
December 31, 2003	$1.6300	$1.5800	$1.5800

(1) The effective rate for the translation of United States dollar operations reflects the translation of US dollar income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility.

BUSINESSES

Great-West Lifeco Inc. (Lifeco) has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Internationally, insurance and wealth management products and services are offered mainly through Canada Life subsidiaries in the United Kingdom, the Republic of Ireland, the Isle of Man and Germany.

Great-West provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through its subsidiary London Reinsurance Group (LRG).

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

QUARTERLY FINANCIAL INFORMATION

(in $ millions, except per share amounts)

		Total Revenue	Net Income - Common Shareholders			Adjusted Net Income - Common Shareholders (2)	
			Total	Basic Per Share	Diluted Per Share	Total	Basic Per Share
2004	**First quarter**	**$5,267**	**$ 376**	**$ 0.841**	**$ 0.833**	**$ 383**	**$ 0.856**
2003	Fourth quarter	$5,622	$ 357	$ 0.806	$ 0.800	$ 365	$ 0.822
	• Bulk reinsurance	57 (1)					
	• Net	5,679					
	Third quarter	4,878	324	0.739	0.732	336	0.771
	• Bulk reinsurance	(5,429) (1)					
	• Net	(551)					
	Second quarter	3,971	261	0.715	0.707	N/A	N/A
	First quarter	4,330	253	0.690	0.683	N/A	N/A
2002	Fourth quarter	$4,242	$ 235	$ 0.641	$ 0.634	N/A	N/A
	Third quarter	4,429	240	0.653	0.646	N/A	N/A
	Second quarter	3,648	234	0.634	0.625	N/A	N/A
	First quarter	4,313	222	0.602	0.594	N/A	N/A

(1) *During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West and GWL&A with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million. This amount has been reduced by $57 million to $5,372 million to reflect the change in foreign currency translation rate in the fourth quarter.*

(2) Adjusted Net Income is presented as a measure of earnings performance before restructuring costs related to the acquisition of CLFC, and incurred during the period. Refer to Non-GAAP Financial Measures on page 2.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC.

		Net Income Common Shareholders		
		Net Income	Basic Per Share	Diluted Per Share
2004	First quarter	$ 7	$ 0.015	$ 0.015
2003	Fourth quarter	$ 8	$ 0.016	$ 0.016
	Third quarter	12	0.032	0.032

FIRST QUARTER 2004 OVERVIEW

The results for the first quarter of 2004 include the effects of the Canada Life Financial Corporation (CLFC) acquisition, which closed on July 10, 2003.

Total revenue for the quarter was $5,267 million compared to $4,330 million in 2003. Total revenue was comprised of premium income of $3,411 million (2003 - $2,949 million), net investment income of $1,324 million (2003 - $948 million) and fee and other income of $532 million (2003 - $433 million).

Net income attributable to common shareholders for the quarter was $376 million compared to $253 million in 2003. The increase in net income reflects both the effects of the CLFC acquisition as well as growth in the underlying core businesses.

The integration of the businesses of Canada Life with those of Great-West and London Life continues to progress and yield expense synergies in line with management's expectations. At March 31, 2004, Canada had achieved approximately 70% of its $210 million annual expense synergy target, Europe had achieved approximately 48% of its $40 million annual expense synergy target, and the United States had achieved approximately 83% of its $80 million annual expense synergy target.

During the quarter, Canada Life transferred its U.S. group life and health insurance business, excluding medical stop-loss, to Jefferson Pilot Corporation. The transaction closed on February 29, 2004, and was effected under an indemnity reinsurance treaty.

NET INCOME

Lifeco's net income attributable to common shareholders, excluding restructuring charges of $7 million related to the acquisition of CLFC, was $383 million for the three months ended March 31, 2004, compared to $253 million reported a year ago, an increase of 51%. On a per share basis, this represents $0.856 per common share for the first quarter of 2004, an increase of 24% compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $376 million or $0.841 per common share.

Source of Net Income – Consolidated net income of Lifeco is the net operating earnings of Great-West and GWL&A, including CLFC for 2004, together with Lifeco's corporate results.

Net Income Common Shareholders
(in $ millions)

	For the three months ended March 31		
	2004	2003	% Change
Canada/Europe Segment			
Total business units	**$ 250**	$ 125	100%
Allocation of Lifeco Corporate	**(26)**	(4)	
Total Canada/Europe segment	**224**	121	85%
United States Segment			
Total business units	**99**	84	18%
Foreign exchange translation	**60**	48	
Allocation of Lifeco Corporate	**-**	-	
Total U.S. segment	**159**	132	20%
Lifeco Corporate			
Total holding company	**-**	-	
Restructuring costs	**(7)**	-	
Total Lifeco Corporate	**(7)**	-	
Total Lifeco	**$ 376**	$ 253	49%

Canada/Europe Segment – Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2004 increased 85% to $224 million from $121 million a year ago.

The increase was due to strong operating earnings for Great-West, London Life, CLFC's Canadian and European businesses. The CLFC results were not a part of last year's first quarter numbers.

United States Segment – United States consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2004 increased 20% to $159 million from $132 million a year ago.

The increase was primarily related to favourable results for Financial Services reflecting the inclusion of CLFC in 2004.

Lifeco Corporate – Corporate net earnings results for Lifeco, attributable to common shareholders, were a charge of $7 million, comprised of restructuring costs incurred to March 31, 2004 related to the CLFC acquisition.

A more complete discussion and analysis of the above is presented in the following sections of this report.

FINANCIAL POSITION

Total Assets Under Administration – Total assets under administration increased $72.0 billion to $165.5 billion at March 31, 2004, compared to March 31, 2003, made up of increases in general fund assets of $39.8 billion and segregated funds assets of $32.2 billion.

Asset Quality – General Fund Assets – Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $168 million or 0.2% of portfolio investments at March 31, 2004, compared with $234 million and 0.3% at December 31, 2003. Total allowances for credit losses at March 31, 2004 were $186 million, compared with $190 million at year-end 2003. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $975 million at March 31, 2004 ($959 million at December 31, 2003).

The combination of the allowance for credit losses of $186 million, together with the $975 million provision for future credit losses in actuarial liabilities represents 1.6% of bond, mortgage and real estate assets at March 31, 2004 (1.6% at December 31, 2003).

Total Liabilities – Policy liabilities, at $72.5 billion, represent 82% of total liabilities at March 31, 2004, compared with approximately 89% a year ago. Commercial paper and other loans include $2,196 million of long term debt associated with the Canada/Europe segment on both a direct basis and through its subsidiary CLFC, and $229 million of capital securities issued in the U.S. through its subsidiary GWL&A Financial Inc.

Non-Controlling Interests – Refer to note 5 of the Lifeco interim financial statements.

In addition to participating policyholder undistributed surplus and preferred shareholders of subsidiaries, the Company has a total of $800 million of capital securities/trust units issued in Canada by Great-West Life Capital Trust and Canada Life Capital Trust. The carrying value of units held by external parties at March 31, 2004 was $518 million.

Capital Stock and Surplus

Outstanding Share Data – refer to note 6 of the Lifeco interim financial statements.

2004 Activity – During the three months ended March 31, 2004, the Company paid dividends of $0.3225 per common share for a total of $144 million and preferred share dividends of $14 million.

The Company utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the Company's Stock Option Plan.

In November, 2003, the Company announced a further normal course issuer bid commencing December 1, 2003 and terminating November 30, 2004. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation. During the three months ended March 31, 2004, through the normal course issuer bid process, 684,500 common shares were purchased for cancellation at a cost of $33 million or $48.84 per share.

The strengthening of the Canadian dollar in 2003 resulted in decreases to the provision for unrealized gain in translation of net investment in self-sustaining operations by $225 million from March 31, 2003. In 2004, the weakening of the Canadian dollar resulted in an increase to the provision for unrealized gains of $89 million.

In total, capital stock and surplus increased by $4.3 billion, to $8.9 billion at March 31, 2004, from March 31, 2003, and increased by $302 million from December 31, 2003.

Off-Balance Sheet Arrangements – The Company enters into off-balance sheet arrangements in the normal course of operations in the form of derivative instruments and a syndicated letter of credit facility. These arrangements are described in notes 16 and 20 to Lifeco's 2003 annual financial statements.

Financial Strength - The Office of the Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. MCCSR ratios at March 31, 2004 for Great-West, London Life and CLFC were approximately 196%, 258% and 206%, respectively. GWL&A has risk-based capital well in excess of that required by regulation.

Credit Ratings
Lifeco and its major subsidiaries continue to hold very strong ratings. There has been no change to ratings since December 31, 2003.

Rating Agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

* Ratings are on negative outlook

Cash Flows
(in $ millions)

	For the three months ended March 31	
	2004	2003
Cash flows relating to the following activities:		
Operations	**$ 981**	$ 815
Financing	**(187)**	455
Investment	**(990)**	(1,216)
Increase (decrease) in cash & certificates of deposit	**(196)**	54
Cash & certificates of deposit, beginning of period	**2,461**	912
Cash & certificates of deposit, end of period	**$ 2,265**	$ 966

The cash flows from operations together with the cash flows from financing for the three months ended March 31, 2004 includes CLFC activity for 2004.

The change in cash flows from financing activities compared to a year ago is essentially attributable to the 2003 issue by Lifeco of $600 million debentures as part of the financing of the CLFC acquisition.

Capital Resources – The Company has established lines of credit and has demonstrated ability to access the capital markets. The capital profile of the Company and its subsidiaries includes common and preferred share capital, long-term debt and capital securities/trust units. Refer to Lifeco's interim financial statements, notes 4, 5 and 6, for a full description of these resources.

Holding Company Structure – As a holding company, Lifeco's ability to pay interest and other operating expenses and dividends and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries.

The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life, CLFC, Canada Life and GWL&A.

Operating Results

Canada/Europe Segment

The Canada/Europe operating results for Lifeco are the net consolidated Canadian and international (other than United States) operating income of Great-West, which includes the related segment operating income of CLFC for 2004, together with an allocation of a portion of Lifeco's corporate results.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in $ millions)

For the three months ended March 31	2004	2003	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 3,180**	$ 2,283	39%
Self-funded premium equivalents (ASO contracts) (1)	**469**	358	31%
Segregated funds deposits: (1)			
Individual products	**1,596**	432	269%
Group products	**1,967**	278	608%
Total premiums and deposits	**7,212**	3,351	115%
Fee and other income	**254**	107	137%
Paid or credited to policyholders	**3,411**	2,512	36%
Net income attributable to:			
Preferred shareholders	**14**	6	133%
Common shareholders	**224**	121	85%
At March 31			
Total assets	**$ 68,953**	$ 36,891	87%
Segregated funds assets (1)	**48,740**	17,825	173%
Total assets under administration	**$ 117,693**	$ 54,716	115%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

GREAT-WEST
LIFECO INC.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended March 31	
	2004	2003
Income:		
Premium income (1)	**$ 3,180**	$ 2,283
Net investment income	**893**	595
Fee and other income	**254**	107
Total income	**4,327**	2,985
Benefits and Expenses:		
Paid or credited to policyholders	**3,411**	2,512
Other	**592**	297
Amortization of finite life intangible assets	**3**	-
Distribution on capital trust securities	**7**	5
Net operating income before income taxes	**314**	171
Income taxes	**56**	36
Net income before non-controlling interests	**258**	135
Non-controlling interests	**20**	8
Net income	**$ 238**	$ 127
Summary of Net Income		
Preferred shareholder dividends	**$ 14**	$ 6
Net income - common shareholders	**224**	121
Net income	**$ 238**	$ 127
(1) excludes - segregated funds deposits	**$ 3,563**	$ 710
- self-funded premium equivalents (ASO)	**$ 469**	$ 358

Reference is made to note 11 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2004 increased 85% to $224 million from $121 million a year ago.

Net Income Attributable to Common Shareholders
(in $ millions)

	For the three months ended March 31		
	2004	2003	% Change
Group Insurance	**$ 54**	$ 36	50%
Individual Insurance & Investment Products	**110**	60	83%
Europe/Reinsurance	**77**	11	600%
Corporate	**(17)**	14	-221%
	$ 224	$ 121	85%

The increase was due to both strong operating earnings for Great-West and London Life, as well as the inclusion of Canada/Europe results for Canada Life for 2004.

In particular, the major contributors to the year over year increase were as follows:

Group Insurance

Earnings for the quarter were $54 million compared to $36 million in 2003. In addition to the contribution from the Canada Life business, earnings growth was achieved through higher investment income, improved expense performance and favorable mortality experience. This result was offset in part by weaker morbidity results in connection with long-term disability business.

Individual Insurance & Investment Products

Earnings for the quarter were $110 million compared to $60 million in 2003. In addition to the contribution from the Canada Life business, earnings growth was achieved largely through higher investment management fees, reflecting growth in average segregated fund assets derived from improved equity market conditions. Also contributing to the overall result was higher earnings from the Company's Living Benefits business, which are comprised of individual disability and critical illness products. This result reflects favorable morbidity experience, relative to a year ago.

Europe/Reinsurance

Earnings for the quarter were $77 million compared to $11 million in 2003. The 2003 result reflects the earnings of London Reinsurance Group ("LRG"), the reinsurance subsidiary of London Life. The 2004 result includes LRG as well as the European and reinsurance businesses acquired from Canada Life.

Corporate

Earnings for the quarter were $-17 million compared to $14 million in 2003. The decrease in earnings is attributable to the cost of financing relating to the CLFC acquisition.

PREMIUMS AND DEPOSITS

(in $ millions)

	Premiums and Deposits					Sales (1)				
For the three months ended March 31		**2004**		2003	% Change		**2004**		2003	% Change
Business/Product										
Group Insurance	$	**1,088**	$	932	17%	$	**65**	$	75	-13%
Individual Insurance										
Life Insurance - Participating		**423**		349	21%		**18**		17	6%
- Non-participating		**109**		69	58%		**18**		9	100%
Living Benefits		**52**		33	58%		**9**		5	80%
Retirement & Investment Services										
Individual products		**814**		501	62%		**1,059**		676	57%
Group products		**2,557**		315	712%		**255**		137	86%
Europe/Reinsurance										
- Participating		**41**		-	-		**-**			
- Non-participating		**2,128**		1,152	85%		**1,603**		1,152	39%
Total premiums and deposits	$	**7,212**	$	3,351	115%	$	**3,027**	$	2,071	46%
Summary by Type										
Risk-based products	$	**3,180**	$	2,283	39%					
ASO contracts		**469**		358	31%					
Segregated funds deposits:										
- Individual products		**1,596**		432	269%					
- Group products		**1,967**		278	608%					
Total premiums and deposits	$	**7,212**	$	3,351	115%					

(1) Excludes Quadrus distributed mutual funds sales.

Total premiums and deposits for the quarter increased $3,861 million over the $3,351 million reported in 2003. The 2004 results include the premium and deposits on the Canada Life business, which impacted all of the Company's main product lines.

Group Insurance

Premiums and deposits increased from $932 million in 2003 to $1,088 million in 2004. The increase reflects the addition of premium on the Canada Life business partly offset by a net decrease in premium on the Great-West and London Life businesses. The net decrease is a result of the impact of $208 million of premiums ceded by the Company under bulk reinsurance contracts entered into with third parties in connection with the acquisition of CLFC.

Individual Insurance

Premiums and deposits on life insurance products increased from $418 million in 2003 to $532 million in 2004. The increase is due to the inclusion of premium on the Canada Life business. Living benefits increased from $33 million in 2003 to $52 million in 2004, reflecting growth in the existing business as well as the inclusion of the Canada Life business. The 2004 result excludes $23 million of premiums ceded by the Company under bulk reinsurance contracts entered into with third parties in connection with the acquisition of CLFC.

Retirement and Investment Services

Premiums and deposits on annuity products increased from $816 million in 2003 to $3,371 million in 2004. On the individual products side, the increase reflects the inclusion of Canada Life as well as the results of a stronger Registered Retirement Savings Plan (RRSP) campaign. On the Group products side, the increase reflects growth in the existing business as well as the inclusion of the Canada Life business in particular the conversion of Canada Life's Trust business to London Life business. This conversion added $1,773 million of premiums and deposits in 2004.

Europe/Reinsurance
Premiums and deposits on the Europe/Reinsurance businesses increased from $1,152 million in 2003 to $2,169 million in 2004. The increase reflects the inclusion of the Europe and Reinsurance businesses of Canada Life, partly offset by a decrease in premiums on the Company's existing reinsurance business in LRG. Reinsurance premiums at LRG tend to be large in relation to the number of contracts written and, as a result, changes in business volumes may result in significant swings in premium.

SALES

Group Insurance
Sales have decreased from $75 million in 2003 to $65 million in 2004. The result reflects lower new client sales in the mid-size and large case markets. Sales activity in these market segments is currently subject to significant price competition.

Individual Insurance
Sales of life insurance products have increased from $26 million in 2003 to $36 million in 2004, and living benefit products have increased from $5 million to $9 million. Both results reflect the inclusion of Canada Life.

Retirement and Investment Services
Sales of individual and group annuity products have, in aggregate, increased from $813 million in 2003 to $1,314 million in 2004. The individual product result reflects the inclusion of Canada Life, as well as increased segregated fund sales at both Great-West and London Life. The group product result reflects the inclusion of Canada Life as well as increased sales of large pension product at Great-West and London Life.

Europe/Reinsurance
The sales results in 2004 include the Europe and Reinsurance businesses of Canada Life. The contribution from these businesses was partly offset by weaker reinsurance sales in the existing business of LRG. Sales at LRG tend to be large in relation to the number of contracts written and, as a result, changes in business volumes may result in significant swings in sales.

Net Investment Income
(in $ millions)

	For the three months ended March 31		
	2004	2003	% Change
Investment income earned	**$ 810**	$ 554	46%
Amortization of gains and losses	**94**	45	
Provision for credit losses	**-**	(1)	
Gross investment income	**904**	598	51%
Less: investment expenses	**11**	3	
Net investment income	**$ 893**	$ 595	50%

Net investment income for the three months ended March 31, 2004 increased $298 million or 50% from the same period last year primarily as a result of the inclusion of CLFC income of $395 million. The first quarter of 2003 contained significant income on funds withheld by ceding insurers; income on funds withheld by ceding insurers in the first three months of 2004 was not material.

Fee Income

(in $ millions)

	For the three months ended March 31		
	2004	2003	% Change
Segregated funds	$ **212**	$ 80	165%
ASO contracts	**29**	17	71%
Other	**13**	10	30%
	$ **254**	$ 107	137%

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the company earns investment management fees, and Administrative Services Only (ASO) contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

Fee income on segregated fund products increased from $80 million in 2003 to $212 million in 2004, reflecting the inclusion of Canada Life as well as strong growth in fees on existing business. The growth in fee income on the existing business was driven by an increased segregated fund asset base, reflecting improved equity market conditions.

Fee income on ASO increased from $17 million in 2003 to $29 million in 2004, reflecting the inclusion of Canada Life as well as growth in fees on existing business. Other fee income is comprised of investment and property management fees of $13 million.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $3.4 billion was paid or credited to policyholders in the three months ended March 31, 2004, including benefits paid or credited to policyholders of CLFC.

Income Taxes

Income taxes for the three months ended March 31, 2004 were $56 million, compared to $36 million for the same period of 2003. The variance is essentially due to income taxes on increased pre-tax income.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)

	For the three months ended March 31		
	2004	2003	% Change
Total expenses	$ **344**	$ 170	102%
Less: investment expenses	**11**	3	267%
Operating expenses	**333**	167	99%
Commissions	**218**	110	98%
Premium taxes	**41**	20	105%
Total	$ **592**	$ 297	99%

For the three months ended March 31, 2004, operating expenses increased $166 million when compared to the same period in 2003. The inclusion of CLFC expenses in 2004 was $168 million for operating expenses, commission payments of $102 million, and premium taxes of $13 million.

ASSETS

Assets Under Administration
(in $ millions)

	March 31 2004	December 31 2003
Invested assets	$ 56,172	$ 54,721
Goodwill and intangible assets	6,577	6,504
Other general fund assets	6,204	5,980
Total assets	68,953	67,205
Segregated funds assets	48,740	44,874
Total assets under administration	$ 117,693	$ 112,079

Total assets under administration at March 31, 2004 were $117.7 billion, an increase of $5.6 billion from December 31, 2003. General fund assets increased by $1.7 billion and segregated funds assets increased by $3.9 billion compared with December 31, 2003 of which $3.6 billion is attributable to the increase in equity type segregated funds.

Invested Assets

Invested assets at March 31, 2004 were $56.2 billion, an increase of $1.5 billion or 2.7% from December 31, 2003. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset Distribution
(in $ millions)

	March 31, 2004		December 31, 2003	
Government bonds	$ 16,036	28 %	$ 15,523	28 %
Corporate bonds	20,126	35	19,292	35
Mortgages	11,992	21	11,882	22
Stocks	2,548	5	2,627	5
Real estate	1,437	3	1,396	3
Sub-total portfolio investments	52,139		50,720	
Cash & certificates of deposit	1,970	4	1,944	3
Policy loans	2,063	4	2,057	4
Total invested assets	$ 56,172	100 %	$ 54,721	100 %

Bond Portfolio

The total bond portfolio increased to $36.2 billion or 63% of invested assets at March 31, 2004, from $34.8 billion or 63% at December 31, 2003. Federal, provincial and other government securities represented 44% of the bond portfolio, compared to 45% in 2003. The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 86% rated A or higher. The excess of fair value over carrying value at March 31, 2004 was $1,445 million ($982 million at December 31, 2003).

Bond Portfolio Quality (excludes $1,565 million short-term investments, $1,575 million in 2003)
(in $ millions)

	March 31, 2004		December 31, 2003	
Estimated Rating				
AAA	$ 14,267	41 %	$ 13,356	40 %
AA	5,521	16	5,397	16
A	10,119	29	9,634	29
BBB	4,405	13	4,394	13
BB or lower	285	1	459	2
Total	$ 34,597	100 %	$ 33,240	100 %

Mortgage Portfolio

The total mortgage portfolio remained relatively unchanged at $12.0 billion or 21% of invested assets at March 31, 2004. The mortgage portfolio consisted of 49% commercial loans, 36% multi-family loans and 15% single family residential loans. Total insured loans were $4.3 billion or 36% of the mortgage portfolio. The excess of fair value over carrying value at March 31, 2004 was $773 million ($573 at December 31, 2003).

Equity Portfolio

The total equity portfolio remained relatively unchanged at $4.0 billion or 8% of invested assets at March 31, 2004. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at March 31, 2004 was $463 million ($385 at December 31, 2003).

Asset Quality

Non-investment grade bonds were $285 million or 0.8% of the bond portfolio at March 31, 2004, compared with $459 million or 1.4% of the bond portfolio at December 31, 2003. The decrease can be explained by credit rating upgrades of corporate bonds held in the portfolio during the first quarter.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $99 million or 0.19% of portfolio investments at March 31, 2004, compared with 0.22% at December 31, 2003.

Allowances for credit losses at March 31, 2004 for non-performing assets and non-investment grade bonds were $77 million, compared with $80 million at December 31, 2003. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $777 million at March 31, 2004 ($755 million at December 31, 2003).

Non-Performing Loans
(in $ millions)

	March 31, 2004			December 31, 2003		
Asset Class	**Bonds**	**Mortgages**	**Total**	Bonds	Mortgages	Total
Non-performing loans	$ 97	$ 2	$ 99	$ 108	$ 4	$ 112

Allowances for Credit Losses
(in $ millions)

	March 31, 2004			December 31, 2003		
	Specific Provisions	**General Provisions**	**Total**	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ 63	$ 14	$ 77	$ 67	$ 13	$ 80

Fair Value

The fair value of invested assets exceeded their carrying value by $2.7 billion as at March 31, 2004, compared to $1.9 billion in 2003. Total fair value increased to $58.9 billion from $56.7 billion in 2003. The increase in the excess of fair value compared to carrying value period over period reflects the impact of continued decrease in interest rates on fixed income assets and improvement in equity markets. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

Other General Fund Assets

(in $ millions)

	March 31 2004	December 31 2003
Funds withheld by ceding insurers	$ 3,914	$ 4,142
Other assets	2,290	1,838
Total other general fund assets	$ 6,204	$ 5,980

Funds withheld by ceding insurers decreased $228 million. The decrease reflects the nature of reinsurance contracts written and results in a related decrease in policy liabilities.

Other assets, at $2.3 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Segregated Funds

Segregated funds assets under management, which are measured at market values, increased by $3.9 billion to $48.7 billion at March 31, 2004. During the first three months of 2004, $1.3 billion of Canada Life Securities Inc. trusteed assets were converted to segregated funds administered under insured contracts. The remaining growth resulted from net deposits of $1 billion, as well as market value gains of $1.6 billion.

(in $ millions)	**March 31**	December 31	
	2004	2003	2002
Stocks	**$ 34,158**	$ 30,872	$ 10,521
Bonds	**7,975**	7,731	4,132
Mortgages	**1,475**	1,466	1,349
Real estate	**3,269**	3,119	2,022
Cash and other	**1,863**	1,686	480
Total	**$ 48,740**	$ 44,874	$ 18,504
Internally-managed	**32,810**	30,160	13,195
Externally-managed	**15,930**	14,714	5,309
In-period growth	**9%**	143%	-3%

LIABILITIES

(in $ millions)	**March 31 2004**	December 31 2003
Policy liabilities	**$ 49,233**	$ 48,256
Net deferred gains on portfolio investments sold	**2,083**	2,008
Other general fund liabilities	**8,766**	8,249
Total liabilities	**$ 60,082**	$ 58,513

Total liabilities at March 31, 2004 were $60.1 billion, an increase of 2.7% from December 31, 2003.

Policy Liabilities – Policy liabilities increased $1.0 billion. This analysis does not include segregated funds liabilities as they are off-balance sheet liabilities and are not part of general funds.

Other General Fund Liabilities

(in $ millions)	**March 31 2004**	December 31 2003
Current income taxes	**$ 458**	$ 602
Commercial paper and other loans	**2,222**	2,226
Funds held under reinsurance contracts	**2,981**	2,930
Other liabilities	**3,105**	2,491
Total other general fund liabilities	**$ 8,766**	$ 8,249

Total other general fund liabilities at March 31, 2004 were $8.8 billion, an increase of $0.5 billion from December 31, 2003. Other liabilities, at $3.1 billion increased $0.6 billion from December 31, 2003, and includes trade payables, accruals, temporary transaction related liabilities, as well as provisions for retirement benefits other than pensions.

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. At March 31, 2004, the Company held over $35 billion in highly marketable securities.

Commitments/Contractual Obligations

(in $ millions)

	Payments Due by Period				
	Total	within 1 year	1-3 years	4-5 years	over 5 years
1) Long-term loans	$ 2,158	$ 1	$ 2	$ 598	$ 1,557
2) Operating leases					
- office	320	56	93	59	112
- equipment	31	18	12	1	-
3) Credit-related arrangements					
(a) Contractual commitments	154	154	-	-	-
(b) Letters of credit	SEE NOTE 3(b) BELOW				
4) Purchase obligations	54	30	23	1	-
Total contractual obligations	$ 2,717	$ 259	$ 130	$ 659	$ 1,669

1) Long term loans – refer to note 4 of the Company's interim financial statements.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit are written commitments provided by a bank. The Canada/Europe operations is, from time to time, an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to note 10 of the Company's March 31, 2004 financial statements, note 20 of the Company's annual financial statements and the "Risks Associated with Letters of Credit" section of the Company's 2003 annual enhanced MD&A.

4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

Operating Results

United States Segment

The United States operating results for Lifeco are the net operating income of GWL&A, and the consolidated United States operations of Great-West, which includes United States operating income of CLFC for 2004, together with an allocation of a portion of Lifeco's corporate results.

Translation of Foreign Currency – United States $
Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The Company does mitigate the volatility associated with the translation of net income and expenses in US dollars using forward foreign exchange contracts, the results of which are recorded as part of net investment income and income taxes (Net Effective Rate).

The rates employed are:

Period ended	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate
United States Dollar			
March 31, 2004	**$1.3100**	**$1.3200**	**$1.5733**
December 31, 2003	$1.2900	$1.4000	$1.5873
March 31, 2003	$1.4700	$1.5100	$1.5774

GREAT-WEST
LIFECO INC.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in $ millions)

For the three months ended March 31	2004	2003	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 231**	$ 666	-65%
Self-funded premium equivalents (ASO contracts) (1)	**1,538**	1,808	-15%
Segregated funds deposits: (1)			
Individual products	**62**	94	-34%
Group products	**646**	767	-16%
Total premiums and deposits	**2,477**	3,335	-26%
Fee and other income	**278**	326	-15%
Paid or credited to policyholders	**358**	810	-56%
Net income attributable to:			
Preferred shareholders	**-**	-	-
Common shareholders	**159**	132	20%
At March 31			
Total assets	**$ 30,385**	$ 22,642	34%
Segregated funds assets (1)	**17,407**	16,113	8%
Total assets under administration	**$ 47,792**	$ 38,755	23%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

GREAT-WEST
LIFECO INC.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended March 31	
	2004	2003
Income:		
Premium income (1)	**$ 231**	$ 666
Net investment income	**431**	353
Fee and other income	**278**	326
Total income	**940**	1,345
Benefits and Expenses:		
Paid or credited to policyholders	**358**	810
Other	**335**	333
Amortization of finite life intangible assets	**-**	-
Distribution on capital trust securities	**-**	-
Net operating income before income taxes	**247**	202
Income taxes	**83**	70
Net income before non-controlling interests	**164**	132
Non-controlling interests	**5**	-
Net income	**$ 159**	$ 132
Summary of Net Income		
Preferred shareholder dividends	**$ -**	$ -
Net income - common shareholders	**159**	132
Net income	**$ 159**	$ 132
(1) excludes - segregated funds deposits	**$ 708**	$ 861
- self-funded premium equivalents (ASO)	**$ 1,538**	$ 1,808

Reference is made to note 11 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

For the three months ended March 31, 2004, United States consolidated net income of Lifeco attributable to common shareholders increased 20% to $159 million, compared to $132 million a year ago.

Net Income Attributable to Common Shareholders
(in $ millions)

	For the three months ended March 31		
	2004	2003	% Change
Healthcare	**$ 70**	$ 70	-
Financial Services	**89**	60	48%
Corporate	**-**	2	-
	$ 159	$ 132	20%
In millions US $	**$ 101**	$ 84	20%

The increase in earnings for the three month period ended March 31, 2004, compared to a year ago, was primarily from the inclusion of the United States operations of CLFC for 2004. CLFC closed on a financial transaction on February 29, 2004, which resulted in ceding 100% of the group life and health block of business (excluding the medical stop-loss business) to Jefferson Pilot Corporation on an indemnity-coinsurance basis.

In terms of major business units, in addition to the inclusion of the U.S. operations of CLFC, the three months ended March 31, 2004 reflect the following:

- Great-West Healthcare – First quarter earnings remained relatively flat.
- Financial Services – The increase in earnings of 48% for the first quarter of 2004, compared to a year ago, is primarily related to the CLFC acquisition.
- Corporate – Earnings decreased primarily due to a reduction in investment income.

PREMIUMS AND DEPOSITS

(in $ millions)

For the three months ended March 31	Premiums and Deposits 2004	2003	% Change	Sales 2004	2003	% Change
Business/Product						
Healthcare						
Group life and health	$ **1,370**	$ 2,181	-37%	$ **803**	$ 405	98%
Financial Services						
Individual Markets	**269**	206	31%	**55**	89	-38%
Retirement Services	**838**	948	-12%	**389**	442	-12%
Total premiums and deposits	$ **2,477**	$ 3,335	-26%	$ **1,247**	$ 937	33%
Summary by Type						
Risk-based products	$ **231**	$ 666	-65%			
ASO contracts	**1,538**	1,808	-15%			
Segregated funds deposits:						
- Individual products	**62**	94	-34%			
- Group products	**646**	767	-16%			
Total premiums and deposits and sales	$ **2,477**	$ 3,335	-26%			
Total premiums and deposits and sales US $	$ **1,877**	$ 2,208	-15%	$ **945**	$ 620	52%

For the three months ended March 31, 2004, premiums and deposits were $2,477 million in total: $231 million of risk-based product premiums (after insurance coinsurance ceded premium of $423 million), $708 million of segregated funds deposits, and $1,538 million of ASO contract premiums. The decrease in the Great-West Healthcare segment reflects the 5.8% decline in membership, although the majority of the decrease is related to the strengthening of the Canadian dollar. Total health care membership at March 31, 2004 of 1.843 million members declined from 1.856 million members at December 31, 2003, and from 1.956 million members at March 31, 2003. Much of the health care decline can be attributed to terminations resulting from pricing action related to target margins, but reflects a stabilization in the first quarter of 2004. Additionally, the Healthcare Division experienced a 1% growth in membership since January as the in quarter decline occurred in January.

The decrease in premiums and deposits in the Financial Services segment from 2003 (excluding reinsurance) was the result of the strengthening of the Canadian dollar (increased 2% in U.S. dollars). Participant accounts in the retirement services markets (including third-party administration and institutional) have increased 3% reflecting a net growth in participant accounts of 74,211 for the three months ended March 31, 2004.

The increase in sales for the three months ended March 31, 2004 was driven by the Great-West Healthcare segment increase of 98%, primarily due to the impact of efforts taken in 2003 to reorganize the sales force. This included the re-branding effort and the development of a centralized proposal process as well as a re-focus on sales efforts. The increase was offset somewhat by the strengthening of the Canadian dollar. Financial Services decreased by 17% due to the strengthening of the Canadian dollar; in U.S. dollars, sales were essentially flat.

Net Investment Income

(in $ millions)

	For the three months ended March 31 2004	2003	% Change
Investment income earned	$ **406**	$ 341	19%
Amortization of gains and losses	**24**	10	140%
Provision for credit losses	**3**	5	-40%
Gross investment income	**433**	356	22%
Less: investment expenses	**2**	3	-33%
Net investment income	$ **431**	$ 353	22%

Net investment income for the three months ended March 31, 2004 increased $78 million or 22% from the same period last year primarily as a result of the inclusion of CLFC income.

Fee Income

(in $ millions)

	For the three months ended March 31		
	2004	2003	% Change
Segregated funds	**$ 56**	$ 53	6%
ASO contracts	**191**	240	-20%
Other	**31**	33	-6%
	$ 278	$ 326	-15%

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. 2004 results include CLFC fee income.

For the three months ended March 31, 2004, fee income decreased 15% compared to the same period in 2003, with 13% of the decrease being the result of the change in the US dollar translation rates. The remainder of the decrease is associated with an ASO fee income decrease of 2% related to a decrease in medical membership.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

For the three months ended March 31, 2004, amounts paid or credited to policyholders decreased by $29 million or 3%, excluding $423 million for the sale of CLFC group life and health business, compared to the same period of 2003. This decrease is primarily due to the change in US dollar translation rates.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)

	For the three months ended March 31		
	2004	2003	% Change
Total expenses	**$ 252**	$ 266	-5%
Less: investment expenses	**2**	3	-33%
Operating expenses	**250**	263	-5%
Commissions	**73**	60	22%
Premium taxes	**12**	10	20%
Total	**$ 335**	$ 333	1%

Operating expenses, commission payments and premium tax payments increases are primarily due to the inclusion of CLFC in 2004.

For the three months ended March 31, 2004, operating expenses decreased 5%, to $250 million, from the same period in 2003, due to strengthening of the Canadian dollar, which more than offsets the CLFC expenses. Commission payments are up 22% due to CLFC commissions totaling $18 million. Premium tax payments are up 20% as the result of the CLFC acquisition.

ASSETS

Assets Under Administration
(in $ millions)

	March 31 2004	December 31 2003
Invested assets	$ 28,513	$ 28,395
Goodwill and intangible assets	188	159
Other general fund assets	1,684	1,692
Total assets	30,385	30,246
Segregated funds assets	17,407	16,825
Total assets under administration	$ 47,792	$ 47,071

Total assets under administration at March 31, 2004 were $47.8 billion, an increase of $721 million from December 31, 2003. General fund assets increased by $139 million and segregated funds assets increased by $582 million compared with December 31, 2003.

Invested Assets
Invested assets at March 31, 2004 were $28.5 billion, an increase of $118 million or 0.4% from December 31, 2003.

Asset Distribution
(in $ millions)

	March 31, 2004		December 31, 2003	
Government bonds	$ 5,930	21 %	$ 5,911	21 %
Corporate bonds	13,603	48	13,482	47
Mortgages	3,158	11	3,206	11
Stocks and real estate	881	3	770	3
Sub-total portfolio investments	23,572		23,369	
Cash & certificates of deposit	295	1	517	2
Policy loans	4,646	16	4,509	16
Total invested assets	$ 28,513	100 %	$ 28,395	100 %

Bond Portfolio
The total bond portfolio increased to $19.5 billion or 69% of invested assets at March 31, 2004, from $19.4 billion or 68% at December 31, 2003. U.S. government and agency bonds represent 30% of the bond portfolio at March 31, 2004 and December 31, 2003. The overall quality of the bond portfolio remained high, with 97% of the portfolio rated investment grade and 77% rated A or higher. The excess of fair value over carrying value at March 31, 2004 was $501 million ($505 million at December 31, 2003).

Bond Portfolio Quality (excludes $1,317 million short-term investments, $887 million in 2003)
(in $ millions)

	March 31, 2004		December 31, 2003	
Estimated Rating				
AAA	$ 9,542	53 %	$ 9,771	52 %
AA	1,501	8	1,602	9
A	2,948	16	2,939	16
BBB	3,654	20	3,485	19
BB or lower	571	3	709	4
Total	$ 18,216	100 %	$ 18,506	100 %

Mortgage Portfolio
The total mortgage portfolio remained relatively unchanged at $3.2 billion or 11% of invested assets at March 31, 2004. The mortgage portfolio consisted of 63% commercial loans and 37% multi-family loans. The excess of fair value over carrying value at March 31, 2004 was $42 million ($(6) at December 31, 2003).

Equity Portfolio

The total equity portfolio remained relatively unchanged at $881 million or 3% of invested assets at March 31, 2004. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at March 31, 2004 was $90 million ($36 million at December 31, 2003).

Asset Quality

Non-investment grade bonds were $571 million or 3% of the portfolio at March 31, 2004, down from $709 million or 4% of the portfolio at December 31, 2003.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $69 million or 0.29% of portfolio investments at March 31, 2004, compared with 0.52% at December 31, 2003.

Allowances for credit losses at March 31, 2004 for non-performing assets and non-investment grade assets were $109 million, compared with $110 million at December 31, 2003. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $198 million at March 31, 2004 ($204 million at December 31, 2003).

Non-Performing Loans
(in $ millions)

	March 31, 2004				December 31, 2003			
Asset Class	**Bonds**	**Mortgages**	**Foreclosed Real Estate**	**Total**	Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	**$ 67**	**$ 1**	**$ 1**	**$ 69**	$ 115	$ 6	$ 1	$ 122

Allowances for Credit Losses
(in $ millions)

	March 31, 2004			December 31, 2003		
Asset Class	**Specific Provisions**	**General Provisions**	**Total**	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	**$ 33**	**$ 76**	**$ 109**	$ -	$ 110	$ 110

Fair Value

The fair value of invested assets exceeded their carrying value by $633 million as at March 31, 2004, compared to $535 million in 2003. Total fair value decreased to $27,975 million from $28,390 million at December 31, 2003. The change in the excess of fair value compared to carrying value year over year reflects the increase in assets, as well as the impact of the change in US dollar translation rates, lower interest rates, and stronger equity markets. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to the Company's asset/liability management practices. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

Other General Fund Assets

(in $ millions)

	March 31 2004	December 31 2003
Total other general fund assets	**$ 1,684**	$ 1,692

Other general fund assets, at $1.7 billion, is made up of several items, including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, software development, and accounts receivable and remains relatively flat when compared to the year ending December 31, 2003.

Segregated Funds
Segregated funds assets under management, which are measured at market values, increased mainly due to the improvement in U.S. equity markets for the first quarter 2004.

(in $ millions)	March 31	December 31	
	2004	2003	2002
Variable funds	**$ 13,307**	$ 13,262	$ 12,731
Stable asset accounts	**4,100**	3,563	4,813
Total	**$ 17,407**	$ 16,825	$ 17,544
In-period change	**3%**	-4%	-11%

LIABILITIES

(in $ millions)	**March 31 2004**	December 31 2003
Policy liabilities	**$ 23,276**	$ 23,242
Net deferred gains on portfolio investments sold	**272**	229
Other general fund liabilities	**4,325**	4,459
Total liabilities	**$ 27,873**	$ 27,930

Total liabilities at March 31, 2004 were $27.9 billion, relatively flat from December 31, 2003.

Policy Liabilities – were up $34 million or less than 1% from December 31, 2003 to March 31, 2004. This analysis does not include segregated funds liabilities as they are off-balance sheet liabilities and are not part of general funds.

Other General Fund Liabilities

(in $ millions)	**March 31 2004**	December 31 2003
Current income taxes	**$ 128**	$ 17
Repurchase agreements	**736**	503
Commercial paper and other loans	**350**	350
Funds held under reinsurance contracts	**1,508**	1,725
Other liabilities	**1,603**	1,864
Total other general fund liabilities	**$ 4,325**	$ 4,459

Total other general fund liabilities were $4.3 billion at March 31, 2004, down $134 million from December 31, 2003. Other liabilities, at $1.6 billion, decreased $261 million from December 31, 2003. The decrease in 2004 is due primarily to temporary outstanding settlements of bond purchases at the quarter-end. This grouping of accounts also includes accruals, payables and policyholder deposits not yet allocated.

Commercial paper and other loans at $350 million remained relatively flat from December 31, 2003 values.

Liquidity
The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets. At March 31, 2004, over $14.0 billion of assets could be classified as highly marketable/liquid.

Commitments/Contractual Obligations

(in $ millions)

	Payments Due by Period				
	Total	within 1 year	1-3 years	4-5 years	over 5 years
1) Long-term loans	$ 229	$ -	$ -	$ -	$ 229
2) Operating leases					
- office	177	27	63	53	34
- equipment	1	-	1	-	-
3) Credit-related arrangements					
(a) Contractual commitments	271	256	15	-	-
(b) Letters of credit	SEE NOTE 3(b) below				
4) Purchase obligations	-	-	-	-	-
Total contractual obligations	$ 678	$ 283	$ 79	$ 53	$ 263

1) Long term loans – refer to note 4 of the Company's interim financial statements.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit are written commitments provided by a bank. The United States operations of the Company is an applicant from time to time for very modest amounts.

4) Purchase obligations are commitments to acquire goods and services, essentially related to information systems.

Operating Results

Lifeco Corporate

The Lifeco Corporate segment, established in the fourth quarter of 2003, captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the Company.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended March 31	
	2004	**2003**
Income:		
Premium income	$ -	$ -
Net investment income	-	-
Fee and other income	-	-
Total income	-	-
Benefits and Expenses:		
Paid or credited to policyholders	-	-
Other	-	-
Restructuring costs	9	-
Amortization of finite life intangible assets	-	-
Distribution on capital trust securities	-	-
Net operating income before income taxes	(9)	-
Income taxes	(2)	-
Net income before non-controlling interests	(7)	-
Non-controlling interests	-	-
Net income	$ (7)	$ -
Summary of Net Income		
Preferred shareholder dividends	$ -	$ -
Net income - common shareholders	(7)	-
Net income	$ (7)	$ -

Corporate net earnings results for Lifeco, attributable to common shareholders, were a charge of $7 million comprised of restructuring costs incurred to March 31, 2004 related to the CLFC acquisition.

OTHER INFORMATION
Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

GREAT-WEST LIFECO INC.

Enhanced Management's Discussion and Analysis

January 29, 2004

The Company prepared and filed Management's Discussion and Analysis ("MD&A") for its financial year ended December 31, 2003 on SEDAR on March 29, 2004 in accordance with applicable requirements (the "prior MD&A for 2003"). On March 30, 2004, National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "Instrument") came into force. Among other things, the Instrument provided for enhanced MD&A disclosure obligations for issuers, including the Company. Although the enhanced disclosure requirements do not apply to MD&A pertaining to financial years ending December 31, 2003, the Company has determined to provide the additional disclosure under these new requirements for MD&A in respect of its financial year ended December 31, 2003 to provide enhanced disclosure and as a convenience for investors when they review the interim MD&A for interim periods in 2004. Accordingly, this enhanced MD&A for the financial year of the Company ended December 31, 2003 herein includes the prior MD&A for 2003 and reflects the additional disclosure required pursuant to the Instrument in blackline for ease of reference. The prior MD&A for 2003 is unchanged except as blacklined.

GREAT-WEST LIFECO, INC.

Management's Discussion and Analysis

Dated: January 29, 2004

TABLE OF CONTENTS

2003 CONSOLIDATED OPERATING RESULTS

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions, except per share amounts)

For the Years ended December 31	2003	2002	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 12,441**	$ 11,187	11%
Self-funded premium equivalents (ASO contracts) (1)	**8,218**	9,564	-14%
Segregated funds deposits: (1)			
Individual products	**3,034**	2,293	32%
Group products	**4,510**	4,382	3%
Total premiums and deposits	**28,203**	27,426	3%
Bulk reinsurance - initial ceded premiums (2)	**(5,372)**	-	
Net premiums and deposits	**22,831**	27,426	
Fee and other income	**1,831**	1,807	1%
Paid or credited to policyholders (2)	**8,346**	12,593	-34%
Net income attributable to:			
Preferred shareholders	**41**	31	32%
Common shareholders before restructuring costs	**1,215**	931	31%
Restructuring costs (3)	**20**	-	
Common shareholders	**1,195**	931	28%
Per Common Share			
Basic earnings before restructuring costs (3)	**$ 2.998**	$ 2.530	18%
Restructuring costs after-tax (3)	**0.048**	-	
Basic earnings after restructuring costs	**2.950**	2.530	17%
Dividends paid	**1.125**	0.945	19%
Book value per common share	**16.72**	11.68	43%
Return on common shareholders' equity			
Net income before restructuring costs	**20.7%**	22.9%	
Net income	**20.4%**	22.9%	
At December 31			
Total assets	**$ 97,451**	$ 60,071	62%
Segregated funds assets (1)	**61,699**	36,048	71%
Total assets under administration	**$ 159,150**	$ 96,119	66%
Capital stock and surplus	**$ 8,590**	$ 4,708	82%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,372.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 3 in the Company's financial statements). Costs of $497 before tax are expected to be incurred as a result, including approximately $412 that was recognized as part of the purchase equation of CLFC, and $85 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the year ended December 31, 2003 includes restructuring costs of $20 after-tax or $0.048 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period - refer to non-GAAP financial measures on page 3.

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco or the Company) in 2003 compared with 2002. The MD&A provides an overall discussion, followed by analyses of the performance of its two major reportable segments, Canada/Europe and United States.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. ~~The Company has no specific intention to update any forward looking statements whether as a result of new information, future events or otherwise~~.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated – refer to note 1 of the Lifeco financial statements.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

PRINCIPAL HOLDERS OF VOTING SHARES

At December 31, 2003, Power Financial Corporation (PFC) controlled, directly or indirectly, 74.6% of the outstanding Common Shares representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of the Company.

CANADA LIFE ACQUISITION

On July 10, 2003, Lifeco completed its acquisition of Canada Life Financial Corporation (CLFC), and its subsidiaries including The Canada Life Assurance Company (Canada Life). Lifeco acquired all outstanding common shares of CLFC that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of CLFC to its Canadian subsidiary, The Great-West Life Assurance Company (Great-West). CLFC is now a subsidiary of Great-West.

The acquisition of CLFC was accretive to Lifeco's earnings in 2003, contributing $0.115 per common share in the fourth quarter of 2003 and $0.137 per common share overall in 2003 based on weighted average common shares outstanding. This compares favourably to the $0.12 per common share accretion figure estimated for 2003 at the announcement of the transaction.

At the outset of the acquisition, the Company also set synergy targets of $210 million for Canadian operations, and $80 million for U.S. operations. In the fourth quarter of 2003, the Company identified another $40 million in potential synergies for the Europe/Reinsurance operations for total annualized synergies of $330 million. At December 31, 2003, the Company achieved annualized synergies of $111 million in Canada, $51 million in the U.S. and $12 million in its Europe/Reinsurance operations or 53% of the total target.

Following the acquisition of CLFC the Company developed a plan to restructure and exit selected operations of CLFC. These restructuring activities and associated costs are described more fully in note 3 of the Lifeco financial statements.

BUSINESSES

Lifeco has operations in Canada and internationally through Great-West, London Life Insurance Company (London Life) and Canada Life, and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives and through partnerships with other financial institutions.

Internationally, insurance and wealth management products and services are offered mainly through Canada Life subsidiaries in the United Kingdom, the Republic of Ireland, the Isle of Man and Germany.

Great-West provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through its subsidiary London Reinsurance Group (LRG).

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

TRANSLATION OF FOREIGN CURRENCY

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items (net revenues) are translated at an average rate for the period. The rates employed are:

Years ended December 31	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate (1)
United States Dollar			
2003	**$1.2900**	**$1.4000**	**$1.5873**
2002	$1.5800	$1.5700	$1.5295
2001	$1.5930	$1.5490	$1.4862
British Pound Sterling			
2003	**$2.3100**	**$2.2900**	**$2.2900**
Euro			
2003	**$1.6300**	**$1.5800**	**$1.5800**

(1) The effective rate for the translation of United States dollar operations reflects the net effect of translation of US dollar income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility - see note 16(c) of the Company's 2003 Consolidated Financial Statements.

QUARTERLY FINANCIAL INFORMATION

(in $ millions, except per share amounts)

		Total Revenue		Net Income - Common Shareholders			Adjusted Net Income - Common Shareholders (2)	
				Total	Basic Per Share	Diluted Per Share	Total	Basic Per Share
2003	**Fourth quarter**	**$ 5,622**		**$ 357**	**$ 0.806**	**$ 0.800**	**$ 365**	**$ 0.822**
	. Bulk reinsurance	**57**	(1)					
	. Net	**5,679**						
	Third quarter	**4,878**		**324**	**0.739**	**0.732**	**336**	**0.771**
	. Bulk reinsurance	**(5,429)**	(1)					
	. Net	**(551)**						
	Second quarter	**3,971**		**261**	**0.715**	**0.707**	N/A	N/A
	First quarter	**4,330**		**253**	**0.690**	**0.683**	N/A	N/A
2002	Fourth quarter	$ 4,242		$ 235	$ 0.641	$ 0.634	N/A	N/A
	Third quarter	4,429		240	0.653	0.646	N/A	N/A
	Second quarter	3,648		234	0.634	0.625	N/A	N/A
	First quarter	4,313		222	0.602	0.594	N/A	N/A

(1) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West and GWL&A with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million. This amount has been reduced by $57 million to $5,372 million to reflect the change in foreign currency translation rate in the fourth quarter.

(2) Adjusted Net Income is presented as a measure of earnings performance before restructuring costs related to the acquisition of CLFC, and incurred during the period. Refer to Non-GAAP Measures on page 3.

Adjustment:
After-tax restructuring costs related to the acquisition of CLFC.

		Net Income Common Shareholders		
		Net Income	Basic Per Share	Diluted Per Share
2003	Fourth quarter	$ 8	$ 0.016	$ 0.016
	Third quarter	12	0.032	0.032

Summary of Quarterly Results

The results for the third and fourth quarters of 2003 include the effects of the acquisition of CLFC. The CLFC acquisition, which closed on July 10, 2003, contributed approximately $0.115 per common share to Lifeco earnings in the fourth quarter of 2003, and approximately $0.137 per common share overall in 2003. In addition to including the impact of the CLFC acquisition, total revenue includes the effect of certain reinsurance transactions that were entered into by Great-West, London Life and GWL&A. Under these arrangements, Great-West, London Life and GWL&A ceded certain blocks of insurance business to third party reinsurers. These transactions were entered into in connection with the acquisition of CLFC in order to effectively manage the regulatory capital positions of Great-West and GWL&A. These reinsurance transactions are described more fully in note 17 of the Lifeco financial statements.

SELECTED ANNUAL INFORMATION

(in $ millions, except per share amounts)

	Years ended December 31 2003	2002	2001
Total Revenue	$ 18,801	$ 16,632	$ 16,048
Bulk reinsurance	(5,372)	-	-
Net	13,429	16,632	16,048
Net Income - Common Shareholder			
Basic adjusted	$ 2.998	$ 2.530	$ 1.387
Basic	2.950	2.530	1.387
Diluted	2.922	2.499	1.365
Total Assets			
Segregated funds assets	$ 97,451	$ 60,071	$ 59,159
Total assets under administration	61,699	36,048	38,867
	159,150	96,119	98,026
Total Liabilities	$ 86,443	$ 53,312	$ 52,812
Cash dividends paid per share			
Series B First Preferred	$ -	$ 1.8625	$ 1.8625
Series C First Preferred	1.453125	1.9375	1.9375
Series D First Preferred	1.175	1.1750	1.1750
Series E First Preferred	0.56959	-	-
Series F First Preferred	0.70012	-	-
Class A Series 1	1.250	1.25	1.25
Common	1.125	0.945	0.78

OVERVIEW – 12 MONTHS ENDED DECEMBER 31, 2003

In 2003, Lifeco continued its record growth with the acquisition of CLFC. As a result of this transaction, the Company will emerge from the final stage of industry consolidation with a pre-eminent position in the Canadian life insurance industry, a significantly enhanced United States operation, and an expanded presence in Europe. Earnings and shareholder dividends increased and the return on shareholders' equity was very strong. The quality of the Company's invested assets remained high. While as a result of the acquisition, the major rating agencies lowered the rating for Lifeco and its subsidiaries a notch, with some on negative watch, Lifeco and its subsidiaries continue to receive superior ratings on claims paying ability and financial strength.

NET INCOME

Lifeco's net income attributable to common shareholders, excluding restructuring costs related to the acquisition of CLFC, was $365 million for the fourth quarter of 2003, compared to $235 million reported a year ago, an increase of 55%. On a per share basis, this represents $0.822 per common share for the fourth quarter of 2003, an increase of 28.2%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $357 million or $0.806 per common share.

For the twelve months ended December 31, 2003, net income attributable to common shareholders, excluding restructuring costs, was $1,215 million, an increase of 31% compared to $931 million for 2002, or $2.998 per common share, an increase of 18.5% compared to $2.530 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $1,195 million or $2.950 per common share for the twelve months of 2003. The results of CLFC are included from July 10, 2003.

Source of Net Income – Consolidated net income of Lifeco is the net operating earnings of Great-West and GWL&A, *including CLFC from the date of acquisition, together with Lifeco's corporate results.*

Net Income Common Shareholders (in $ millions)	2003	2002	% Change
Canada/Europe Segment			
Total business units	$ 693	$ 461	50%
Allocation of Lifeco Corporate	(64)	(20)	
Total Canada/Europe segment	629	441	43%
United States Segment			
Total business units	375	321	17%
Foreign exchange translation	218	169	
Allocation of Lifeco Corporate	-	-	
Total U.S. segment	593	490	21%
Lifeco Corporate			
Total holding company	(7)	-	
Restructuring costs	(20)	-	
Total Lifeco Corporate	(27)	-	
Total Lifeco	$ 1,195	$ 931	28%

Canada/Europe Segment – Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the twelve months ended December 31, 2003 increased 43% to $629 million from $441 million at December 31, 2002. For the fourth quarter, net income attributable to common shareholders increased to $200 million compared to $116 million at December 31, 2002.

The increases were due to both strong operating earnings from Great-West and London Life, as well as the inclusion of Canada/Europe results for CLFC from the date of acquisition, which represents approximately $124 million, net of related financing costs.

United States Segment – United States consolidated net earnings of Lifeco attributable to common shareholders for the twelve months ended December 31, 2003 increased by 21% to $593 million from $490 million at December 31, 2002. For the fourth quarter, net income attributable to common shareholders increased to $166 million compared to $119 million at December 31, 2002.

The increases were primarily related to favourable results in Great-West Healthcare (formerly called Employee Benefits) and Financial Services for GWL&A, as well as the inclusion of the United States operations for CLFC from the date of acquisition, which represents approximately $45 million.

Lifeco Corporate – Corporate net earnings results for Lifeco, attributable to common shareholders, were a charge of $27 million, comprised mostly of restructuring costs of $20 million incurred to December 31, 2003 related to the CLFC acquisition. For the fourth quarter, Corporate net earnings attributable to common shareholders were a charge of $9 million, comprised primarily of restructuring costs related to the CLFC acquisition.

PREMIUMS AND DEPOSITS

Total premiums and deposits, before deduction of initial ceded premiums related to bulk reinsurance of a block of in-force liabilities, increased by $777 million compared to 2002.

CLFC premiums and deposits were $4,347 million in total: $2,270 million of risk-based product premiums, $195 million of self-funded premium equivalents, and $1,882 million of segregated funds deposits. Excluding CLFC, risk-based product premiums were lower than 2002 levels. This is largely due to a decrease in membership in the healthcare line and lower business-owned life insurance (BOLI) in the United States; and reduced reinsurance premiums for property and casualty and life lines of business in Canada.


Premiums - insurance, annuities, insured health products and reinsurance
44% (41%)
Self-funded premium equivalents (ASO contracts)
29% (35%)
Segregated funds deposits
27% (24%)
2002 figures are shown in brackets

At December 31, 2003, 56% of premium revenue is from fee-based products (59% in 2002), rather than the traditional risk-based contracts.

For the Canada/Europe segment, fee-based products account for 39% of premium revenue: 28% segregated funds and 11% ASO business.

For the United States segment, fee-based products account for 78% of premium revenue: 25% segregated funds and 53% ASO business.

FEE AND OTHER INCOME

Fee income was up $24 million from 2002, made up of a combination of the inclusion of CLFC fees of $213 million in 2003 and increased segregated funds fees for the Canada/Europe segment, essentially offset by the change in U.S. $ translation rates and lower United States ASO fees reflecting lower medical membership levels for the United States segment.


Other fee income
10% (8%)
Group health ASO contracts **52%** (61%)
Segregated funds
38% (31%)
2002 figures are shown in brackets

PAID OR CREDITED TO POLICYHOLDERS - TOTAL

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds). The ceded premiums of $5.4 billion associated with the bulk reinsurance transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income and a corresponding reduction of paid or credited to policyholders.

In aggregate, $13.7 billion was paid or credited to policyholders for the year ended December 31, 2003, before the reduction related to the bulk reinsurance transaction, including benefits paid or credited to policyholders of CLFC.

TRANSACTIONS WITH RELATED PARTIES

Refer to note 14 of the Company's 2003 Consolidated Financial Statements.

FINANCIAL POSITION

TOTAL ASSETS UNDER ADMINISTRATION

Total assets under administration increased 66% or $63 billion in 2003, made up of increases in general fund assets of $37.4 billion and segregated funds assets of $25.6 billion.

The acquisition of CLFC added $58.1 billion of assets under administration, made up of $24.2 billion of segregated funds assets, and $33.9 billion of general fund assets in 2003. Excluding CLFC, assets under administration increased $4.9 billion or 5% year over year.

ASSET QUALITY – GENERAL FUND ASSETS

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $234 million or 0.3% of portfolio investments at December 31, 2003, compared with $139 million or 0.3% a year earlier. The Company's allowance for credit losses at December 31, 2003 was $190 million, compared with $166 million at year-end 2002.

Additional provisions for future credit losses on assets backing actuarial liabilities are included in actuarial liabilities and amounted to $959 million at December 31, 2003 ($440 million at December 31, 2002).

The combination of the allowance for credit losses of $190 million, together with the $959 million provision for future credit losses in actuarial liabilities represents 1.6% of bond, mortgage and real estate assets at December 31, 2003 (1.4% at December 31, 2002).

Asset Distribution
December 31 (in $ millions)

	2003		2002	
Government bonds	**$ 21,434**	**26 %**	$ 12,999	25 %
Corporate bonds	**32,774**	**39**	20,765	41
Mortgages	**15,088**	**18**	7,850	15
Stocks	**3,199**	**4**	1,581	3
Real estate	**1,594**	**2**	1,267	2
Sub-total portfolio investments	**74,089**		44,462	
Cash & certificates of deposit	**2,461**	**3**	912	2
Policy loans	**6,566**	**8**	6,177	12
Total invested assets	**$ 83,116**	**100 %**	$ 51,551	100 %

POLICY LIABILITIES

Reference is made to note 7 of the Lifeco financial statements, Actuarial Liabilities, which presents the composition, nature, changes, assumptions and risk management issues associated with this significant balance sheet item.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has shielded the Company's financial position from past significant interest rate volatility.

COMMERCIAL PAPER AND OTHER LOANS

As described in note 8 to the Lifeco financial statements, the Company has $2,197 million of long-term debt issued associated with the Canada/Europe segment, on both a direct basis and through its subsidiary, CLFC, and $226 million of capital securities issued in the United States through its subsidiary, GWL&A.

NON-CONTROLLING INTERESTS

Refer to note 9 of the Lifeco financial statements.

In addition to participating policyholder undistributed surplus and preferred shareholders of subsidiaries the Company has a total of $800 million of capital securities/trust units issued in Canada by Great-West Life Capital Trust and Canada Life Capital Trust. The carrying value of units held by external parties at December 31, 2003 was $466 million.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

(i) Refer to note 4 "Portfolio Investments", note 8 "Commercial Paper and Other Loans", and note 16 "Off Balance Sheet Financial Instruments" for a description of financial instruments held by the Company at December 31, 2003.
(ii) Refer to note 1 for a description of fair value determination.
(iii) Refer to note 7 for a description of the relationship of assets and actuarial liabilities.
(iv) Refer to the "Risk Management and Control Practices" section of this report for a description of the risks and the management of risks associated with financial instruments associated with actuarial liabilities.

CAPITAL STOCK AND SURPLUS

Outstanding Share Data – refer to note 10 of the Lifeco financial statements.

2003 Activity

During 2003, the Company paid dividends of $1.125 per common share for a total of $459 million and preferred share dividends of $41 million.

The Company utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the Company's Stock Option Plan.

In November, 2003, the Company announced a further normal course issuer bid commencing December 1, 2003 and terminating November 30, 2004. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation. In 2003, through the normal course issuer bid process, 3,853,600 common shares were purchased for cancellation at a cost of $155 million or $40.12 per share.

On July 10, 2003, in connection with the acquisition of CLFC, the Company issued $796 million of preferred shares to CLFC common shareholders, $900 million of common shares from treasury via private placement, and $2,102 million of common shares to CLFC common shareholders, for a total increase to capital of $3.8 billion.

On September 30, 2003, Lifeco redeemed its Series C 7.75% Non-cumulative First Preferred shares for a price of $25.50 per share or $102 million in total.

The strengthening of the Canadian dollar in 2003 resulted in decreases to the provision for unrealized gain on translation of net investment in self-sustaining operations by $530 million from December 31, 2002.

In total, capital stock and surplus increased by $3.9 billion, to $8.6 billion at December 31, 2003, from December 31, 2002.

FINANCIAL STRENGTH

The Office of the Superintendent of Financial Institutions Canada (OSFI) has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's ratio of available capital to MCCSR at the end of 2003 was 190% (223% at the end of 2002). London Life's MCCSR ratio at the end of 2003 was 252% (228% at the end of 2002). Canada Life's MCCSR ratio at the end of 2003 was 204%.

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has estimated risk-based capital to be 375% at December 31, 2003 (428% at the end of 2002) after giving effect to the sale of the Canada Life U.S. group life business which is expected to close in the first quarter of 2004 (see page 60).

Credit Ratings

On July 10, 2003, Lifeco announced that it had closed its transaction to acquire the common shares of CLFC. As a result of the transaction closing, the rating agencies have changed the ratings of Lifeco and certain of its subsidiaries as follows:

- The long-term debt ratings of Lifeco have been lowered by a single rating notch.
- The financial strength ratings of the Lifeco's principal operating subsidiaries, Great-West, London Life and GWL&A, have been lowered by one rating notch by Standard & Poor's, Moody's Investors Service and A.M. Best Company.
- Two of the rating agencies, Standard & Poor's and Moody's Investors Service, have assigned a negative outlook to the ratings.

The announcement also affected certain of the ratings for Canada Life and its subsidiaries, as follows:

- The Canada Life financial strength ratings were affirmed by A.M. Best, Dominion Bond Rating Services, Moody's and Standard & Poor's, with the Moody's and Standard & Poor's ratings being assigned a negative outlook.
- The financial strength rating assigned by A.M. Best to Canada Life International Re was lowered by one notch to A to conform to the rating assigned by A.M. Best to the existing reinsurance operations of Great-West.
- The Canada Life financial strength rating assigned by Fitch Ratings was raised to AA+ from AA-.
- The Canada Life subordinated debt ratings were affirmed by Standard & Poor's and raised one notch to AA (low) by Dominion Bond Rating Services.

The financial strength ratings of Lifeco and its operating subsidiaries, including Canada Life, remain very strong.

Rating Agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

* Ratings are on negative outlook

CASH FLOWS

Cash Flows *December 31 (in $ millions)*	2003	2002
Cash flows relating to the following activities:		
Operations	**$ 2,098**	$ 1,394
Financing	**1,390**	(595)
Investment	**(1,939)**	(724)
Increase in cash & certificates of deposit	**1,549**	75
Cash & certificates of deposit, beginning of year	**912**	837
Cash & certificates of deposit, end of year	**$ 2,461**	$ 912

The cash flows from operations, together with the cash flows from financing, were essentially offset by the acquisition of CLFC on July 10, 2003.

The *increase in cash flows from operations for the twelve month period is essentially attributable to the inclusion of* CLFC results. Financing and investment activities were dominated by the cash components of the CLFC acquisition and the related issue of common shares and debentures, as well as utilization of credit facilities.

RISK MANAGEMENT AND CONTROL PRACTICES

Risks Associated with Policy Liabilities

Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return and, as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. Policy liabilities reflect reasonable expectations about future risk events, together with a margin. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires updated assumptions to reflect emerging experience results. In this way, the balance sheet reflects the current outlook for policyholder obligations.

The significant risks and related monitoring and control practices of Lifeco's operating companies, Great-West, London Life, Canada Life and GWL&A, are:

Claims Risk – Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the Company is active. Effective underwriting policies control the selection of risks insured for consistency with claims expectations. Underwriting limits control the amount of risk exposure insured in the property and casualty reinsurance operations.

Persistency (Policy Termination) Risk – Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for certain long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage. Annual research studies support pricing and valuation assumptions for this persistency risk.

Investment Related Risk – Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between pricing, valuation and investment management is required to control this risk. Investment policies have been approved by the Boards of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with longer term cash flows and pricing guarantees carry more risk. Both pricing and valuation react to this risk by requiring higher margins where there is less yield certainty. The pricing and valuation of death benefit, maturity value and income guarantees associated with variable contracts employs stochastic modeling of future investment returns.

Reinsurance Risk – Products with mortality and morbidity risks have specific limits of Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. The Company also takes advantage of financial risk transfer through reinsurance to enhance returns on capital. Companies providing reinsurance are reviewed for financial soundness as part of the ongoing monitoring process.

For additional information on these risks, refer to note 7(d), 7(e), and 7(f) of the Lifeco financial statements.

Risks Associated with Invested Assets

The Company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. The Boards of Directors or the Executive Committees and the Investment Committees of the Boards of Directors annually approve Investment and Lending Policies, as well as Investment Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

The significant risks associated with invested assets that the operating companies manage, monitor and control are outlined below.

Interest Rate Risk – Great-West, London Life and Canada Life – Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change.

For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Derivative products are used only to hedge imbalances in asset and liability positions; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Boards of Directors or the Investment Committees of the Boards of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts.

Interest Rate Risk – GWL&A – Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, such as certificate annuities and payout annuities, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, such as portfolio annuities and life insurance, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. This enables GWL&A to react to changing interest rates as these assets mature for reinvestment.

Credit Risk – It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors.

Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

Liquidity Risk – The Company closely manages operating liquidity through cash flow matching of assets and liabilities and has approximately $48.0 billion in highly marketable securities.

Foreign Exchange Risk – Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

Other Risks – The Company has established specific policy guidelines and monitoring procedures related to environmental risk management in the investment portfolios.

Derivative Instruments – The Company's risk management process governing the use of derivative instruments includes:

- The Company acts only as an end-user of derivative products, not as a market maker.
- The Company has strict operating policies which
  - prohibit the use of derivative products for speculative purposes,
  - permit transactions only with approved counterparties,
  - specify limits on concentration of risk,
  - document approval and issuer limits, and
  - document the required reporting and monitoring systems.

The Company's outstanding derivative products at December 31 and the related exposures are described in note 16 of the Lifeco financial statements.

Risks Associated with Business Operations

Lifeco's consolidated operations provide a broad business platform that is well diversified in terms of both the nature of the various businesses and the geographic locations in which these businesses are conducted.

In 2003, Lifeco earned fee income of $1,831 million related to businesses involving the provision of investment management and other fee-based services. Included in this amount was $699 million in fees for managing segregated funds of which approximately 70% of these funds relate to managing equity type segregated funds. The level of fee income derived in connection with the management of equity type segregated funds is sensitive to prevailing equity market conditions. Accordingly, movements in equity market levels will produce variability in the level of the investment management fees derived from this type of business.

The degree of geographic diversification in Lifeco's business operations creates exposure to fluctuations in foreign currency. To address potential volatility in the operating results of the company, management has followed the practice of executing forward foreign currency contracts to hedge operating results denominated in foreign currency. This existing risk management program is being extended to include new foreign currency exposures assumed in connection with the acquisition of CLFC.

At December 31, 2003, all of GWL&A's estimated U.S. dollar exposure for 2004 had been hedged at $1.5683, and approximately 25% of GWL&A's estimated U.S. dollar exposure for 2005 had been hedged at $1.5526. In addition, approximately two-thirds of CLFC's estimated pound sterling exposure for 2004 had been hedged at $2.2739.

All business areas have appropriate training, development and internal control requirements for their needs. These are continuously monitored and refined to minimize the risk of losses arising from people, processes or systems. Human Resources policies support those requirements. The Company is committed to the maintenance of appropriate business continuity and disaster recovery plans.

The Company monitors regulatory compliance in all jurisdictions where it conducts business.

Risks Associated With Letters of Credit

A Letter of Credit ("LOC") is a written commitment provided by a bank ("the issuing bank") to a person (the "beneficiary") on behalf of a client (the "applicant") of the issuing bank. Under an LOC, the issuing bank, in accordance with the terms and conditions specified by the applicant, will accept or pay drafts drawn by the beneficiary against the LOC. In the event that an amount is drawn by a beneficiary, the issuing bank will make a payment to the beneficiary for the amount drawn, and the applicant will become obligated to repay this amount to the issuing bank.

Lifeco, through certain of its operating subsidiaries, provides LOCs in the normal course of business as follows:

To External Parties

• In order to conduct reinsurance business in the US, London Reinsurance Group ("LRG"), as a non-U.S. licensed reinsurer, must provide collateral to US insurance companies in order for these companies to receive statutory capital credit for reserves ceded to LRG. To satisfy this collateral requirement, LRG, as applicant, has provided LOCs issued by a syndicate of financial institutions. The aggregate amount of this LOC facility is US$1,100 million, and the amount issued at December 31, 2003 was US$925 million. On January 5, 2004, the amount issued was reduced to US$818 million, Refer to note 20 (a) of the Lifeco financial statements.

To Internal Parties

At December 31, 2003, the Canada Life Assurance Company (Canada Life) as applicant has provided LOCs relating to business activities conducted within the Canada Life group of companies in respect of the following:

- to its US branch as beneficiary, to allow Canada Life to receive statutory capital credit for life reinsurance liabilities ceded to Canada Life Ireland Re. (US $241 million).
- to Canada Life Ireland Holdings Limited (CLIHL) as beneficiary, to allow statutory capital credit in the U.K. for a loan made to The Canada Life Group (UK) Limited. (£117 million).
- to a US regulator as beneficiary on behalf of its US branch, to receive statutory capital credit for certain reinsurance liabilities ceded to third party non-US licensed reinsurers. (US $112 million)

Management monitors its use of LOC's on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.

HOLDING COMPANY STRUCTURE

As a holding company, Lifeco's ability to pay interest and other operating expenses and dividends and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries.

The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life, CLFC, Canada Life and GWL&A.

CHANGES IN ACCOUNTING POLICIES

As disclosed in note 1(d) of Lifeco's financial statements, in March 2003, the CICA issued Emerging Issue Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See note 3 for the impact of this abstract on the financial statements of the Company.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canada (GAAP) requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major ~~critical~~ accounting policies and related critical accounting estimates ~~judgements~~ underlying Lifeco's financial statements are summarized below. In applying these policies, management makes subjective and complex judgements that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Company's businesses and operations. *(The Company's general policies are described in detail in note 1 of the Consolidated Financial Statements.)*

ACTUARIAL LIABILITIES
Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with the Company. The Appointed Actuaries of the Company's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the Company's obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgement. *(Additional details regarding these adjustments and estimations can be found in note 7 of the Consolidated Financial Statements.)*

INCOME TAXES
As multi-national life insurance companies, Lifeco's primary Canadian operating subsidiaries are subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the companies' income that will be subject to tax in Canada. Accordingly, the determination of the companies' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise.

Management recognizes that interpretations it may make in connection with its tax filings may ultimately differ from those made by the tax authorities and accounts for these potential differences in its financial statements. Upon resolution of any such differences, amounts provided by management may be recognized in earnings to reflect actual experience.

The Company has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

EMPLOYEE FUTURE BENEFITS
Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations. *(These estimates are discussed in note 12 of the Consolidated Financial Statements.)*

FUTURE ACCOUNTING POLICIES
During 2003, Section 3870, Stock-Based Compensation and Other Stock-Based Payments, was amended to require expense treatment of all stock-based compensation and payments at grant date, effective January 1, 2004. During 2003, Accounting Guideline 13, Hedging Relationships, effective for January 1, 2004, establishes the criteria that must be met in order to apply hedge accounting for derivatives. Changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in the Consolidated Statements of Net Income. These changes are not expected to have a material impact on the financial statements of the Company.

Effective January 1, 2005, the Company will be required to comply with the provisions of Accounting Guideline 15, Consolidation of Variable Interest Entities, and Section 3860, Financial Instruments – Disclosure and Presentation. The Company is reviewing the potential impact that these new accounting requirements may have on the financial statement presentation of certain financial instruments that have been issued by the Company and its subsidiaries.

OUTLOOK
With the acquisition of CLFC, management believes Lifeco and its subsidiaries are well positioned for long-term earnings growth. The Company's subsidiaries remain tightly focused on their core markets and have plans in place to capitalize on the consolidation of CLFC with Great-West and GWL&A. In Canada, the Company's extensive distribution network and lower cost structure continues to position it to capitalize on developments in the marketplace. The Company's Europe/Reinsurance operations represent a strong diversified platform for growth, with expanded products and services offering an increased market presence. In the United States, the Company has positioned itself to respond effectively to changes in the health care marketplace and expects its defined contribution plan and 401(k) business to continue to grow.

CANADA/EUROPE – 2003 OPERATING RESULTS

The Canada/Europe operating results for Lifeco are the net consolidated Canadian and international (other than United States) operating income of Great-West, which in 2003 includes the related segment operating income of CLFC from date of acquisition, together with an allocation of a portion of Lifeco's corporate results.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions)

For the Years ended December 31	2003	2002	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 9,755	$ 8,198	19%
Self-funded premium equivalents (ASO contracts) (1)	1,675	1,355	24%
Segregated funds deposits: (1)			
Individual products	2,632	1,649	60%
Group products	1,808	1,163	55%
Total premiums and deposits	15,870	12,365	28%
Bulk reinsurance - initial ceded premiums (2)	(2,716)	-	
Net premiums and deposits	13,154	12,365	6%
Fee and other income	654	420	56%
Paid or credited to policyholders (2)	7,866	8,978	-12%
Net income attributable to:			
Preferred shareholders	41	31	32%
Common shareholders	629	441	43%
At December 31			
Total assets	$ 67,205	$ 36,010	87%
Segregated funds assets (1)	44,874	18,504	143%
Total assets under administration	$ 112,079	$ 54,514	106%
Capital stock and surplus	$ 6,478	$ 2,358	175%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities were $2,716 million.

Financial Information - Canada/Europe Operations
Consolidated Operations
(in $ millions)

Years ended December 31	2003	2002
Income:		
Premium income (1)	$ 9,755	$ 8,198
Bulk reinsurance - initial ceded premiums (2)	(2,716)	-
	7,039	8,198
Net investment income	3,005	2,149
Fee and other income	654	420
Total income	10,698	10,767
Benefits and Expenses:		
Paid or credited to policyholders	7,866	8,978
Other	1,742	1,097
Amortization of finite life intangible assets	7	-
Distribution on Capital Trust Securities	28	1
Net operating income before income taxes	1,055	691
Income taxes	269	196
Net income before non-controlling interests	786	495
Non-controlling interests	116	23
Net income	$ 670	$ 472
Summary of Net Income		
Preferred shareholder dividends	$ 41	$ 31
Net income - common shareholders	629	441
Net income	$ 670	$ 472

		2003	2002
(1) excludes	- segregated funds deposits	$ 4,440	$ 2,812
	- self-funded premium equivalents (ASO)	$ 1,675	$ 1,355

(2) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in Canada/Europe operations were $2,716 million.

Reference is made to note 21 of the Lifeco financial statements, Segmented Information, for the presentation of the Canada/Europe segment.

NET INCOME

Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the fourth quarter of 2003 increased 72% to $200 million from $116 million a year ago. For the twelve months ended December 31, 2003, earnings were up 43% to $629 million, compared to $441 million at December 31, 2002.

Net Income Attributable to Common Shareholders
Years ended December 31 (in $ millions)

	2003	2002	% Change
Group Insurance	**$ 194**	$ 125	55%
Individual Insurance & Investment Products	**308**	212	45%
Europe/Reinsurance	**148**	29	-
Corporate	**(21)**	75	-
	$ 629	$ 441	43%

The increases were due to both strong operating earnings for Great-West and London Life, as well as the inclusion of Canada/Europe results for CLFC from date of acquisition, which represents earnings of approximately $124 million, net of related financing costs.

In terms of major business units, in addition to the inclusion of the Canada/Europe earnings of CLFC, the twelve months ended December 31, 2003 reflect the following:

Group Insurance – The increase reflects favourable mortality in all product lines and improved healthcare costs, mitigated somewhat by long-term disability experience - refer to page 29.

Individual Insurance & Investment Products – The increase is essentially attributable to favourable mortality and morbidity, together with effective expense management - refer to page 32.

Europe/Reinsurance – Prior to the acquisition of CLFC, this business unit was named Reinsurance & Specialty and was comprised of LRG and The London Guarantee Insurance Company (London Guarantee) – refer to page 38.

Corporate – The change is essentially due to a combination of financing costs associated with the acquisition of CLFC, somewhat offset by the gain on sale of Lifestyle Retirement Communities and income taxes - refer to page 43.

BULK REINSURANCE

The Group Insurance and Individual Insurance business units of Great-West and London Life entered into a bulk reinsurance agreement during the third quarter with a third-party reinsurer to cede a portion of direct written individual life and group life and health business. This agreement was effective July 1, 2003 and the following initial cession transactions were recorded in the third quarter Summary of Consolidated Operations as a result of the transaction.

Bulk Reinsurance
(in $ millions)

	Group Insurance	Individual Insurance	Total
Premium income	$ (2,716)	$ -	$ (2,716)
Paid or credited to policyholders	(2,716)	-	(2,716)
Net income	$ -	$ -	$ -

PREMIUMS AND DEPOSITS

Premiums and Deposits
Years ended December 31 (in $ millions)

	Premiums and Deposits			Sales (1)		
	2003	2002	% Change	**2003**	2002	% Change
Business/Product						
Group Insurance						
Small/mid-sized case	**$ 1,395**	$ 1,201	16%	**$ 200**	$ 185	8%
Large case	**2,708**	2,374	14%	**123**	134	-8%
Individual Insurance						
Life Insurance - Participating	**1,597**	1,377	16%	**80**	67	19%
- Non-participating	**345**	278	24%	**60**	41	46%
Living Benefits	**153**	127	20%	**34**	24	42%
Retirement & Investment Services						
Individual products	**1,777**	1,771	-	**2,393**	2,382	-
Group products	**2,079**	1,315	58%	**825**	610	35%
Europe/Reinsurance						
- Participating	**84**	-	-	**-**	-	-
- Non-participating	**5,732**	3,922	46%	**5,185**	3,922	32%
Total premiums and deposits	**$ 15,870**	$ 12,365	28%	**$ 8,900**	$ 7,365	21%
Bulk reinsurance - initial ceded premiums	**(2,716)**	-	-			
Net premiums and deposits	**$ 13,154**	$ 12,365	6%			
Summary by Type						
Risk-based products	**$ 5,079**	$ 4,276	19%			
International and reinsurance	**4,676**	3,922	19%			
Total risk-based products	**9,755**	8,198	19%			
ASO contracts	**1,675**	1,355	24%			
Segregated funds deposits:						
- Individual products	**2,632**	1,649	60%			
- Group products	**1,808**	1,163	55%			
Total premiums and deposits	**$ 15,870**	$ 12,365	28%			
Bulk reinsurance - initial ceded premiums	**(2,716)**	-	-			
Net premiums and deposits	**$ 13,154**	$ 12,365	6%			

(1) Excludes Quadrus distributed mutual funds sales.

Total premiums and deposits for 2003, before the deduction of initial ceded premiums related to bulk reinsurance of a block of in-force liabilities, increased $3,505 million, compared to the same period in 2002.

CLFC premiums and deposits were $4,036 million in total: $2,096 million of risk-based product premiums, $195 million of self-funded premium equivalents, and $1,745 million of segregated funds deposits. Excluding the impact of CLFC, risk-based product premiums were slightly lower than 2002 levels, due mainly to reduced reinsurance premiums for both property and casualty and life insurance lines of business.


Risk-based products
61% (66%)
ASO contracts
11% (11%)
Segregated funds deposits - Group products
11% (9%)
Segregated funds deposits - Individual products
17% (14%)
2002 figures are shown in brackets

Total sales for 2003 were up 21% overall from 2002 levels. However, CLFC sales included in 2003 were $3,724 million in total: $39 million Individual Insurance, $8 million Group Insurance, $404 million Retirement & Investment Services and $3,273 million Europe/Reinsurance. Excluding CLFC, the reduction in sales from 2002 levels was essentially the impact of weaker equity markets in the first six months of 2003 reflected in retirement product sales as well as lower sales of reinsurance products in 2003.

NET INVESTMENT INCOME

Net Investment Income
Years ended December 31 (in $ millions)

	2003	2002	% Change
Investment income	$ 2,797	$ 2,027	38%
Amortization of gains and losses	260	179	45%
Provision for credit losses	(1)	(42)	-
Gross investment income	3,056	2,164	41%
Less: Investment expenses	51	15	-
Net investment income	$ 3,005	$ 2,149	40%

Net investment income for 2003 increased $856 million or 40% from the same period last year. $732 million of the increase relates to CLFC. Other items contributing to the increase in investment income include a gain on the sale of Lifestyle Retirement Communities, improved equity markets, and favourable credit loss experience.

FEE INCOME

Fee Income
Years ended December 31 (in $ millions)

	2003	2002	% Change
Segregated funds	$ 488	$ 318	53%
ASO contracts	98	69	42%
Other	68	33	106%
	$ 654	$ 420	56%


Segregated Funds
75% (76%)
ASO Contracts
15% (16%)
Other
10% (8%)
2002 figures are shown in brackets

Fee income is derived from the management of segregated funds assets and the provision of group health ASO business. The increase in fee income in 2003 of $234 million compared to 2002 includes $209 million related to CLFC and increases in all fee accounts.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds). The initial ceded premiums of $2.7 billion associated with the bulk reinsurance transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income and a corresponding reduction of paid or credited to policyholders.

In aggregate, $10.6 billion was paid or credited to policyholders in 2003, before the reduction related to the bulk reinsurance transaction, including benefits paid or credited to policyholders of CLFC.

OTHER

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

Other
Years ended December 31 (in $ millions)

	2003	2002	% Change
Total expenses	$ 1,042	$ 625	67%
Less: Investment expenses	51	15	240%
Operating expenses	991	610	62%
Commissions	643	427	51%
Premium taxes	108	60	80%
Total	$ 1,742	$ 1,097	59%

Operating expenses for 2003 increased $381 million compared to 2002. The inclusion of CLFC increased expenses by $344 million in 2003. Commission payments increased $216 million, including $194 million related to CLFC. Premium taxes increased by $48 million, including $31 million related to CLFC.

INCOME TAXES

Income taxes for 2003 were $269 million compared to $196 million for 2002. Of the increase, $49 million is related to CLFC in 2003, as well as increased net income.

CONSOLIDATED BALANCE SHEET - CANADA/EUROPE OPERATIONS
December 31 (in $ millions)

	2003			2002		
	Shareholder	Participating	Total	Shareholder	Participating	Total
Assets						
Invested assets	$ 34,210	$ 20,511	54,721	$ 14,897	$ 13,974	$ 28,871
Goodwill and intangible assets	6,504	-	6,504	1,621	-	1,621
Other general fund assets	5,244	736	5,980	5,103	415	5,518
Total assets	$ 45,958	$ 21,247	$ 67,205	$ 21,621	$ 14,389	$ 36,010
Segregated funds assets			44,874			18,504
Total assets under administration			$ 112,079			$ 54,514
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 29,564	$ 18,692	$ 48,256	$ 16,283	$ 12,606	$ 28,889
Net deferred gains on portfolio investments sold	1,237	771	2,008	427	387	814
Other general fund liabilities	7,844	405	8,249	1,992	150	2,142
Total liabilities	38,645	19,868	58,513	18,702	13,143	31,845
Non-controlling interests	835	1,379	2,214	561	1,246	1,807
Capital stock and surplus	6,478	-	6,478	2,358	-	2,358
Total liabilities, capital stock and surplus	$ 45,958	$ 21,247	$ 67,205	$ 21,621	$ 14,389	$ 36,010

ASSETS

Assets Under Administration
December 31 (in $ millions)

	2003	2002
Invested assets	$ 54,721	$ 28,871
Goodwill and intangible assets	6,504	1,621
Other general fund assets	5,980	5,518
Total assets	67,205	36,010
Segregated funds assets	44,874	18,504
Total assets under administration	$ 112,079	$ 54,514

Total assets under administration at December 31, 2003 were $112.1 billion, an increase of $57.6 billion from December 31, 2002. General fund assets increased by $31.2 billion and segregated funds assets increased by $26.4 billion compared with December 31, 2002.

The inclusion of CLFC at December 31, 2003 added $49.8 billion of assets under administration: $26.0 billion of general fund assets and $23.8 billion of segregated funds assets.

INVESTED ASSETS

The Investment Division manages the general fund assets of Great-West, London Life and Canada Life which support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. Great-West, London Life and Canada Life follow prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Investment Division implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Invested assets at December 31, 2003 were $54.7 billion, compared to $28.9 billion at December 31, 2002. The increase of $25.8 billion is primarily due to the acquisition of CLFC.

Asset Distribution
December 31 (in $ millions)

	2003		2002	
Government bonds	$ 15,523	28 %	$ 7,721	26 %
Corporate bonds	19,292	35	9,393	33
Mortgages	11,882	22	7,190	25
Stocks	2,627	5	1,414	5
Real estate	1,396	3	1,080	4
Sub-total portfolio investments	50,720		26,798	
Cash & certificates of deposit	1,944	3	579	2
Policy loans	2,057	4	1,494	5
Total invested assets	$ 54,721	100 %	$ 28,871	100 %

Bond Portfolio

The total bond portfolio increased to $34.8 billion or 63% of invested assets at December 31, 2003, from $17.1 billion or 59% of invested assets at December 31, 2002. Federal, provincial and other government securities represented 45% of the bond portfolio, unchanged from 2002. The increase in bonds was primarily due to the acquisition of CLFC. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 85% rated A or higher. The excess of fair value over carrying value at December 31, 2003 was $982 million ($840 million in 2002).


Corporate bonds
35% (33%)
Government bonds
28% (26%)
Mortgages
22% (25%)
Stocks
5% (5%)
Policy loans
4% (5%)
Cash & certificates
of deposit
3% (2%)
Real estate
3% (4%)
2002 figures are shown in brackets

Bond Portfolio Quality (excludes $1,575 million short-term investments, $706 million in 2002)
December 31 (in $ millions)

	2003			**2002**		
Estimated Rating						
AAA	$	**13,356**	**40** %	$	6,599	40 %
AA		**5,397**	**16**		2,445	15
A		**9,634**	**29**		5,183	32
BBB		**4,394**	**13**		1,814	11
BB or lower		**459**	**2**		367	2
Total	$	**33,240**	**100** %	$	16,408	100 %


AA
16% (15%)
AAA
40% (40%)
A
29% (32%)
BB or lower
2% (2%)
BBB
13% (11%)
2002 figures are shown in brackets

Mortgage Portfolio

The total mortgage portfolio increased to $11.9 billion or 22% of invested assets in 2003, compared to $7.2 billion or 25% of invested assets in 2002. The mortgage portfolio consisted of 48% commercial loans, 37% multi-family loans and 15% single family residential loans. Total insured loans were $4.0 billion or 33% of the mortgage portfolio. The increase in mortgages was primarily due to the CLFC acquisition.

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region. The excess of fair value over carrying value at December 31, 2003 was $573 million ($478 million in 2002).

Equity Portfolio
The Company's total equity portfolio was $4.0 billion at December 31, 2003 or 8% of invested assets, compared to $2.5 billion or 9% of invested assets a year ago. The equity portfolio consists primarily of high quality, publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The increase was primarily due to the CLFC acquisition, which was offset by the sale of approximately $686 million of the Company's real estate portfolio.

Asset Quality
With the inclusion of CLFC at December 31, 2003, non-investment grade bonds were $459 million or 1.4% of the bond portfolio at December 31, 2003, compared to $367 million or 2.2% of the bond portfolio a year ago.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $112 million or 0.22% of portfolio investments at December 31, 2003, compared with $93 million or 0.35% at December 31, 2002.

The Company's allowance for credit losses at December 31, 2003, for non-performing assets and non-investment grade bonds, was $80 million, compared with $78 million at year-end 2002. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $755 million at December 31, 2003 ($406 million at December 31, 2002).

Non-Performing Loans
December 31 (in $ millions)

	2003			2002		
Asset Class	**Bonds**	**Mortgages**	**Total**	Bonds	Mortgages	Total
Non-performing loans	$ 108	$ 4	$ 112	$ 86	$ 7	$ 93

Allowances for Credit Losses
December 31 (in $ millions)

	2003			2002		
	Specific Provisions	**General Provisions**	**Total**	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ 67	$ 13	$ 80	$ 60	$ 18	$ 78

Fair Value
The fair value of invested assets exceeded their carrying value by $1.9 billion as at December 31, 2003, compared to $1.5 billion in 2002. Total fair value increased to $56.7 billion from $30.4 billion in 2002. The change in the excess of fair value compared to carrying value year over year reflects the increase in assets, as well as the impact of lower interest rates and stronger equity markets. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

OTHER GENERAL FUND ASSETS

Other General Fund Assets
December 31 (in $ millions)

	2003	2002
Funds withheld by ceding insurers	**$ 4,142**	$ 4,786
Other assets	**1,838**	732
Total other general fund assets	**$ 5,980**	$ 5,518

Funds withheld by ceding insurers decreased $644 million. The decrease reflects the nature of reinsurance contracts written and results in a related decrease in policy liabilities.

Other assets, at $1,838 million, are comprised of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts and accounts receivable, and includes $1.0 billion related to CLFC.

SEGREGATED FUNDS

The Investment Division and the Company's investment subsidiaries - GWL Investment Management Ltd., London Life Investment Management Ltd., GWL Realty Advisors Inc., Laketon Investment Management Ltd., and Setanta Investment Management PLC - are the investment managers for the Company's segregated funds.

Segregated funds assets under management, which are measured at market values, increased by $26.4 billion to $44.9 billion at December 31, 2003. The addition of the CLFC portfolios at acquisition added $21.6 billion to the Company's segregated funds assets. The balance of the growth resulted from net deposits of $624 million, as well as market value gains of $4.1 billion.

Segregated Funds Assets
December 31 (in $ millions)

	2003	2002	2001	2000	1999
Stocks	**$ 30,872**	$ 10,521	$ 11,414	$ 11,238	$ 9,025
Bonds	**7,731**	4,132	4,065	4,249	4,024
Mortgages	**1,466**	1,349	1,150	1,070	1,128
Real estate	**3,119**	2,022	1,767	1,383	1,119
Cash and other	**1,686**	480	697	742	434
Total	**$ 44,874**	$ 18,504	$ 19,093	$ 18,682	$ 15,730
Internally-managed	**30,160**	13,195	14,480	14,382	12,397
Externally-managed	**14,714**	5,309	4,613	4,300	3,333
Year over year growth	**143%**	-3%	2%	19%	-

OUTLOOK – INVESTMENT

The Company's investment portfolio is broadly diversified and encompasses strategies to generate appropriate asset mixes and returns relative to the terms and characteristics of the Company's liabilities. The majority of the investment program for the general funds will continue to be in medium to long-term fixed income instruments, primarily bonds and mortgages. Investments in equity markets and other asset classes will continue to be reviewed as risk-adjusted market opportunities arise.

In addition to managing the general funds of the Company, the Investment Division and its investment subsidiaries remain closely aligned with the Company's segregated funds and third-party asset management lines of business, and will continue to develop its infrastructure to deliver superior service to clients.

LIABILITIES

Liabilities
December 31 (in $ millions)

	2003	2002
Policy liabilities	**$ 48,256**	$ 28,889
Net deferred gains on portfolio investments sold	**2,008**	814
Other general fund liabilities	**8,249**	2,142
Total liabilities	**$ 58,513**	$ 31,845

Total liabilities at December 31, 2003 were $58.5 billion, an increase of 84% from December 31, 2002, including CLFC liabilities of $25.5 billion.

POLICY LIABILITIES

Policy liabilities increased $19.4 billion, made up mainly of CLFC policy liabilities of $23.1 billion and a reduction of approximately $2.7 billion related to the bulk reinsurance program.

OTHER GENERAL FUND LIABILITIES

Other General Fund Liabilities
December 31 (in $ millions)

	2003	2002
Current income taxes	**$ 602**	$ 452
Commercial paper and other loans	**2,226**	583
Funds held under reinsurance contracts	**2,930**	-
Other liabilities	**2,491**	1,107
Total other general fund liabilities	**$ 8,249**	$ 2,142

Total other general fund liabilities at December 31, 2003 were $8.2 billion, an increase of $6.1 billion from December 31, 2002. The increase in commercial paper and other loans includes $1.2 billion due to the issue of debentures and utilization of credit facilities in connection with the acquisition of CLFC and $0.6 billion due to the inclusion of CLFC in 2003. Other liabilities, at $2.5 billion, which increased $1.4 billion from December 31, 2002, includes $1.1 billion of CLFC liabilities. Other liabilities include trade payables, accruals, temporary transaction related liabilities, as well as provisions for retirement benefits other than pensions.

LIQUIDITY

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets is held in highly marketable securities that can be sold to meet any unanticipated cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds.

Liquid assets of $33.4 billion provide high levels of liquidity, particularly when used in combination with the other methods of liquidity management available to the Company.

Liquid Assets
December 31 (in $ millions)

	2003		2002	
	Balance Sheet Value	**Market Value**	Balance Sheet Value	Market Value
Cash & certificates of deposit	**$ 1,879**	**$ 1,879**	$ 579	$ 579
Highly marketable securities				
Government bonds	**15,281**	**15,579**	7,493	7,881
Corporate bonds	**13,054**	**13,626**	5,931	6,061
Common/Preferred shares	**2,291**	**2,521**	1,226	1,235
Residential mortgages (insured)	**905**	**916**	1,045	1,069
Total	**$ 33,410**	**$ 34,521**	$ 16,274	$ 16,825

Cashable Liability Characteristics
December 31 (in $ millions)

	2003	2002
Surrenderable insurance and annuity liabilities		
At market value	**$ 5,442**	$ 2,638
At book value	**17,730**	11,871
Total	**$ 23,172**	$ 14,509

Commitments/Contractual Obligations

At December 31, 2003
(in $ millions)

	Payments Due by Period				
	Total	**within 1 year**	**1-3 years**	**4-5 years**	**over 5 years**
1) Long-term loans	$ 2,158	$ 1	$ 2	$ 598	$ 1,557
2) Operating leases					
- office	320	56	93	59	112
- equipment	63	37	24	2	
3) Credit-related arrangements					
(a) Contractual commitments	60	60			
(b) Letters of credit	SEE NOTE 3b BELOW				
- reinsurance related					
- other					
4) Purchase obligations	22	11	11		
Total contractual obligations	$ 2,623	$ 165	$ 130	$ 659	$ 1,669

1) Long term loans – refer to note 8 of Lifeco's 2003 annual financial statements.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit (refer to note 20 of Lifeco's annual financial statements and the "Risks Associated with Letters of Credit" section of this document) are written commitments provided by a bank. Canada Life is from time to time an applicant for and, as well, they are provided as collateral under certain reinsurance contracts for on balance sheet policy liabilities.

4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

BUSINESS SEGMENTS – CANADA/EUROPE OPERATIONS

GROUP INSURANCE

With the acquisition of CLFC, the Company's Group Insurance Division became a leading provider of group life and health insurance products in Canada, with a market share position of over 24%. The Division offers a wide range of group protection products and related services as noted below.

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• Employee benefits for more than 34,000 plan sponsors • 24.7% market share for employee/employer plans	**Life and Health** • Life • Disability • Critical illness • Accidental death & dismemberment • Dental plans • Expatriate coverage • Extended healthcare plans **Creditor** • Creditor life • Creditor disability • Creditor job loss • Creditor critical illness	• 125 account managers and sales staff located in 15 Group Offices • 107 Regional Employee Benefits Managers and Selectpac Specialists located in Resource Centres

HIGHLIGHTS

- Shareholder net income increased to $194 million, up 55% over 2002.
- Premiums, premium equivalents and new deposits increased by $528 million from 2002 levels, to $4,103 million.
- Sales increased to $323 million, up 1% over 2002.

Consolidated Net Income
(in $ millions)

Years ended December 31	2003	2002
Income:		
Premium income	$ 2,428	$ 2,220
Bulk reinsurance - initial ceded premiums	(2,716)	-
	(288)	2,220
Net investment income	252	205
Fee and other income	95	68
Total income	59	2,493
Benefits and Expenses:		
Paid or credited to policyholders	(799)	1,868
Other	590	426
Distribution on Capital Trust Securities	-	-
Net operating income before income taxes	268	199
Income taxes	74	74
Net income before non-controlling interests	194	125
Non-controlling interests	-	-
Net income	$ 194	$ 125
Summary of Net Income		
Preferred shareholder dividends	$ -	$ -
Net income - common shareholders	194	125
Net income	$ 194	$ 125

Consolidated Group insurance results include the Canadian operations of Canada Life from the date of acquisition.

Net income attributable to common shareholders increased 55% in 2003 to $194 million, compared to $125 million in 2002. Excluding the contribution from Canada Life of $28 million, net income increased 33%. The life account mortality results improved significantly as death claim experience was less than expected. These improved results were particularly evident in the small and mid-sized case market. The group life account from the Canada Life group business produced favorable results. The health account results also contributed to the strong year-over-year gains in net income. In the medical, drug and dental sub-lines, the results improved, particularly in the smaller case market. Within the long-term disability sub-line, the results, although profitable, did deteriorate somewhat from the very buoyant 2002 results, reflecting worse than expected incidence rates. Interest gain results strengthened on a year-over-year comparative basis as a result of asset growth and interest margin improvements. The expense gain component of earnings also increased as the growth in expense recoveries from premiums exceeded the growth in operating expenses.

Group Insurance - Divisional Summary
Years ended December 31 (in $ millions)

	Premiums and Deposits			Sales		
	2003	2002	% Change	**2003**	2002	% Change
Business/Product						
Small/mid-sized case	**$ 1,395**	$ 1,201	16%	**$ 200**	$ 185	8%
Large case - insured	**1,033**	1,019	1%	**52**	76	-32%
- ASO	**1,675**	1,355	24%	**71**	58	22%
Total	**$ 4,103**	$ 3,575	15%	**$ 323**	$ 319	1%

Total premiums and deposits, net of the continuing impact of $0.4 billion associated with the bulk reinsurance agreement, increased 15% to $4.1 billion in 2003. Total premiums and deposits include $0.6 billion of net premium income from Canada Life. Excluding Canada Life and the impact of the bulk reinsurance agreement, premiums and deposits increased 8% over 2002. This growth was driven by continued strong persistency, slightly improved sales results, and rate adjustments to account for healthcare inflation.

Persistency levels in the small/mid-sized markets were very strong, offset by some deterioration in the ASO market, where results fluctuate based on market activity and opportunities to acquire new business at sustainable pricing levels. While sales emerging from new clients were up significantly, the sales of benefit plan improvements from existing clients deteriorated reflecting a general industry trend in 2003. Notwithstanding this, sales in the target small and mid-sized case market increased 8% overall.

Risk Analysis and Management – The basic risk related to group insurance centers on the insurer's ability to predict claims experience for the coming year. Most risks facing the group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

In healthcare products, claims levels are driven by inflation and utilization. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs. The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

In disability products, a number of factors, including aging and industry characteristics, play a role in future claim patterns. The risks emerging from these factors are managed through pricing and plan designs that emphasize prevention, early intervention and return to work programs.

OUTLOOK – GROUP INSURANCE

For those companies that are strongly positioned within the Canadian Group insurance marketplace, the outlook is very positive. Demutualization and consolidation has resulted in price rationalization leading to greater opportunity for profitable growth in all market segments. New technologies have created new opportunities for companies to lower costs while improving their products and services for plan sponsors and plan members. Great-West, with its extensive distribution capability and low cost, is in an excellent position to capitalize on these opportunities. Through the effective application of new technologies, Great-West expects to achieve significant reductions in administration and claims adjudication costs, thereby enhancing its competitive advantage in this important area. As well, these new technologies will allow the Group Division to enhance services to its plan sponsors, plan members and producers by offering them the ability to transact business and obtain benefit plan and health related information through the Internet. As group disability plans continue to gain the attention of plan sponsors, Great-West has developed an array of expanded disability services that will support clients in the management of their plans. Early intervention programs and online disability management information services are available to meet these emerging client needs.

INTEGRATION OF CANADA LIFE

The acquisition of Canada Life's group insurance business represents a unique opportunity for the Company to gain a significant share in the target small and medium-sized group markets. As well, through the acquisition of Canada Life's group creditor business, the Company has gained a leading position in this market segment. For the newly acquired creditor insurance business, the strategy is to maintain the Canada Life brand and product offerings, while enhancing the value proposition to clients through the introduction of new system technologies to enhance administrative processes. The integration strategy for the non-creditor business is focused on migrating the Great-West and Canada Life customer bases to a common Great-West branded set of products, administered on a single suite of enhanced Great-West systems. These system enhancements will allow Great-West to deliver expanded customer services and lower unit costs. Speed and quality are two critical success factors for the integration. The Division made significant progress in integrating systems and processes in 2003, and in laying the groundwork for conversion of Canada Life business. Great-West is leveraging the combined expertise and experience of the Great-West and Canada Life organizations to complete the integration and conversion by early 2005, and to ensure that quality customer service is maintained throughout this process.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of three distinct product divisions: Life Insurance for individuals, Living Benefits for individuals and Retirement & Investment products for both individuals and groups. Products are distributed through Freedom 55 Financial and Great-West financial security advisors, Canada Life distribution partners including managing general agents, independent brokers and intercorporate agreements with other financial institutions.

MARKET POSITION	PRODUCTS AND SERVICES		DISTRIBUTION
	Individual Insurance	**Retirement & Investment Services**	
• 24% market share of individual life insurance in force premium • 31% market share of individual living benefits in force premium • 32% market share in individual segregated funds • 34% market share in group segregated funds	**Life insurance** • Term life • Universal life • Participating life **Living Benefits** • Disability • Critical illness	**Products** • Segregated funds • Retirement savings plans • Non-registered savings programs • Deferred profit sharing plans • Defined contribution pension plans • Payout annuities • Deferred annuities • Investment management services only plans • Retirement income funds • Life income funds **Administrative Services** • Employee stock purchase and options plans • Incentive plans	• 1,095 Great-West financial security advisors • 2,897 Freedom 55 Financial financial security advisors • 2,582 Investors Group consultants • 13,189 independent advisors associated with 73 managing general agents • 2,482 Independent brokers and benefit consultants

HIGHLIGHTS

- Shareholder net income increased to $308 million, up 45% over 2002.
- Premiums, premium equivalents and new deposits increased by $1.0 billion from 2002 levels to $5.9 billion.
- Sales increased to 9% to $3.4 billion over 2002.

Consolidated Net Income
Years ended December 31 (in $ millions)

	2003			2002		
	Shareholder	**Participating**	**Total**	Shareholder	Participating	Total
Income:						
Premium income	$ 1,054	$ 1,597	$ 2,651	$ 662	$ 1,377	$ 2,039
Bulk reinsurance - initial ceded premiums	-	-	-	-	-	-
	1,054	1,597	2,651	662	1,377	2,039
Net investment income	766	1,146	1,912	463	909	1,372
Fee and other income	412	-	412	332	-	332
Total income	2,232	2,743	4,975	1,457	2,286	3,743
Benefits and Expenses:						
Paid or credited to policyholders	1,289	2,220	3,509	741	1,994	2,735
Other	525	303	828	365	256	621
Distribution on Capital Trust Securities	-	-	-	-	-	-
Net operating income before income taxes	418	220	638	351	36	387
Income taxes	110	120	230	139	36	175
Net income before non-controlling interests	308	100	408	212	-	212
Non-controlling interests	-	100	100	-	-	-
Net income	$ 308	$ -	$ 308	$ 212	$ -	$ 212
Summary of Net Income						
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -
Net income - common shareholders	308	-	308	212	-	212
Net income	$ 308	$ -	$ 308	$ 212	$ -	$ 212

Consolidated IIIP results include the Canadian operations of Canada Life from the date of acquisition.

Net income attributable to common shareholders increased 45% to $308 million from 2002 results. The CLFC acquisition contributed $68 million to these earnings in 2003. The other key drivers of earnings growth included effective expense management, favourable mortality experience and favourable morbidity experience. Retirement & Investment Services (RIS) assets under administration doubled in 2003, due to strong market growth and the addition of Canada Life assets.

Participating policyholder dividends were $675 million in 2003 compared to $608 million in 2002. The Canada Life acquisition contributed $54 million to dividends paid.

Individual Insurance - Divisional Summary
Years ended (in $ millions)

	Individual Life		Living Benefits	Total
	Participating	Non-Participating		
December 31, 2003				
Sales premium	**$ 80**	**$ 60**	**$ 34**	**$ 174**
Revenue premium income	**1,597**	**345**	**153**	**2,095**
December 31, 2002				
Sales premium	$ 67	$ 41	$ 24	$ 132
Revenue premium income	1,377	278	127	1,782

INDIVIDUAL LIFE INSURANCE

Individual life insurance sales, measured by annualized premium, increased by 30% to $140 million in 2003, while revenue premium exceeded $1.9 billion, including $30 million of Canada Life sales and $301 million of Canada Life revenue premium.

Sales of participating policies increased 19% in 2003, and continued strong in the age 50+ wealth management market. The Company has a leading market position of more than 40% of Canadian participating insurance sales.

Sound management of its participating insurance businesses enables delivery of long-term policyholder dividend performance that is consistently among the best in the industry. However, a sustained lower investment return on the assets backing liabilities in all the participating accounts is reflected in a reduction to the policyholder dividend scales, effective April 1, 2004 for Great-West and London Life, and effective January 1, 2004 for Canada Life. A regulated percentage of in-year distributable surplus in the participating account is credited to the shareholder account. In 2003, the total amount credited was $18 million.

Risk Analysis and Management – The most significant risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred. Current mortality experience reflects the diligence of underwriting practices over past decades, as well as today's practices.

A current industry risk involves the pricing of the level cost of insurance option within universal life products. The pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums. Management continues to prudently manage this pricing risk.

LIVING BENEFITS

Living benefits sales, consisting of disability insurance and critical illness insurance, increased by 42% in 2003 for a total of $34 million in new annualized premium, including $9 million of Canada Life sales. This growth was mainly due to increased sales of critical illness insurance. Overall, revenue premium increased 20% to $153 million, indicating strong persistency. Included in this figure is $16 million of revenue premium from Canada Life.

Critical illness insurance sales of $11 million in new annualized premium represented 121% growth in 2003. Included in this figure is $5 million from Canada Life. *Oasis*™, Great-West's critical illness product, was first introduced in 2000 and further enhanced in recent years. Within a short period, this product has become a market leader. Canada Life's sales of the *Life Advance*™ critical illness insurance product were $9 million for the 2003 calendar year, or 69% ahead of 2002. Canada Life has held a strong position in the critical illness market for a number of years and introduced a term-to-100 product in 2003.

Disability insurance sales increased 21% to $23 million in new annualized premium in 2003. Included in this figure is $3 million of sales for Canada Life. During this time, industry sales have decreased, driven partially by a decline in cancelable product sales. Great-West launched a pilot Guaranteed Standard Issue program in 2002, and completed a full launch of the program in 2003.

Risk Analysis and Management – The significant risk for this line of business is morbidity, which is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance. Disability experience is highly cyclical.

The Company manages the disability risk through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews. Current morbidity experience reflects the diligence of past underwriting practices and pricing, as well as current practices.

RETIREMENT & INVESTMENT SERVICES

Divisional Summary (1)
Years ended (in $ millions)

	Individual Savings Plans	Group Savings Plans	Group Investment Management	Payout Annuities	Total
December 31, 2003					
Sales premium					
Risk-based products	**$ 415**	**$ 66**	**$ 9**	**$ 128**	**$ 618**
Segregated funds	**1,829**	**418**	**353**	**-**	**2,600**
Revenue premium income					
Risk-based products	**171**	**272**	**-**	**113**	**556**
Segregated funds	**1,492**	**1,430**	**378**	**-**	**3,300**
Assets under administration					
Risk-based products	**2,322**	**2,750**	**45**	**6,555**	**11,672**
Segregated funds	**14,131**	**10,194**	**5,018**	**-**	**29,343**
Total	**$ 16,453**	**$ 12,944**	**$ 5,063**	**$ 6,555**	**$ 41,015**
December 31, 2002					
Sales premium					
Risk-based products	$ 374	$ 39	$ 1	$ 45	$ 459
Segregated funds	1,963	209	361	-	2,533
Revenue premium income					
Risk-based products	90	152	-	32	274
Segregated funds	1,649	802	361	-	2,812
Assets under administration					
Risk-based products	1,226	1,124	43	2,603	4,996
Segregated funds	10,074	3,797	4,633	-	18,504
Total	$ 11,300	$ 4,921	$ 4,676	$ 2,603	$ 23,500

(1) Excludes Quadrus distributed mutual funds sales and assets.

The Retirement & Investment Services (RIS) Division experienced increased sales in 2003. Sales results reflected both the acquisition of Canada Life and difficult market conditions during the first half of the year, particularly in the retail segregated funds area.

Individual retail segregated funds grew 40% during 2003, or 14% excluding Canada Life assets acquired during the year.

Through the acquisition of Canada Life, the Company strengthened its leading market share position for individual segregated funds assets to 32%, from 26% at the end of 2002.

The Company continued to generate positive net cash flows from retail segregated funds. This compares favourably with Investment Funds Institute of Canada (IFIC) members, which in total experienced negative cash flows in 2003. The Company offers 56 Freedom Funds™ to individual Freedom 55 Financial clients and 54 segregated funds to individual Great-West clients. Canada Life's core segregated fund product, Generations™, was re-launched in late 2003 with 54 funds now offered. The Company's focus is on long-term financial security planning, rather than short-term performance. Great-West and London Life's investment planning process includes an asset allocation program to help clients build a portfolio to meet long-term needs through Great-West and London Life proprietary segregated funds and Quadrus Investment Services' proprietary mutual funds. A new suite of asset class funds, supported by an effective asset allocation system, was launched for Canada Life and is expected to increase sales in 2004.

Mutual Funds – Mutual fund assets distributed by Quadrus licensed investment representatives increased 40% over 2002, which included successfully repatriating investment representatives and their mutual fund business to Quadrus. In 2003, sales of mutual funds through Quadrus increased 27%.

Quadrus Investment Services
Years ended December 31 (in $ millions)

	2003	2002
Mutual fund sales	**$ 248**	$ 195
Distributed mutual fund assets	**1,614**	1,152

Quadrus offers 38 mutual funds under the *Quadrus Group of Funds™* brand. Quadrus works closely with Mackenzie Financial Corporation (Mackenzie), a member of the Power Financial Corporation group of companies, which manages Quadrus' administrative platform. The Company expects significant growth in this relatively new line of business.

Risk Analysis and Management – The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the Company limits its risk exposure to any particular market. As well, the Company encourages its clients to follow a long-term asset allocation approach, the success of which is evident with the Company and clients experiencing significantly better net cash flow on its segregated funds than overall mutual fund industry results.

At December 31, 2003, approximately half of individual segregated funds assets were in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of optimal returns within a given level of risk.

With the significant increase in the group retirement business resulting from the acquisition of Canada Life, the Company has expanded its presence in this relatively stable business. With a significant proportion of premiums being received through employer-sponsored, payroll deduction plans, contributions and withdrawals from this business are less affected by volatile market conditions.

OUTLOOK - IIIP

The acquisition of Canada Life in 2003 and the strategies implemented by Great-West over the past few years have positioned the IIIP Division with a powerful distribution platform and leading market shares in all individual product lines. The Company's array of distribution channels now includes:

- Freedom 55 Financial exclusive financial security advisors
- affiliated financial security advisors and specialist brokers with Great-West
- brokers associated with managing general agents
- national accounts, including Investors Group consultants, and
- direct brokers associated with Canada Life.

The result is a multi-channel distribution system with an unmatched breadth and reach in the Canadian market.

The individual lines of business have strategies to access the various distribution channels through three product brands – Great-West, London Life and Canada Life. These strategies are designed to offer unique brands, products and value, based on the needs of each distribution channel, to maximize opportunities and avoid channel conflict. As a result, the IIIP Division is well positioned for future growth.

Canada Life holds a leading position in the large case capital accumulation market, while Great-West leads the small and medium-size markets. Together, the joint Canada Life and Great-West organization, which includes the former Canada Trust business of Canada Life, is a leading provider in the capital accumulation market.

A partnership with systems provider Solium Capital now enables the Company to broaden its product offering to include stock incentive plans such as stock purchase and stock option plans. The ability to offer a full range of capital accumulation plan products, combined with the Division's unique positioning in all size markets, positions the Company very well for future success.

INTEGRATION OF CANADA LIFE

The integration of Canada Life provides a growth opportunity by maintaining the Canada Life brand and expanding the Company's distribution channels, while it allows the Company to reduce expenses by combining administrative operations.

The integration of Canada Life is proceeding as planned.

- Canada Life's distribution channels were extensively surveyed to gain a better understanding of growth opportunities. This analysis sets the stage for further enhancing distribution service and support in 2004.
- In 2003, the Company successfully launched a new segregated fund product to complement Canada Life business. Integration of the segregated fund administrative processes of IIIP is complete.
- The integration of all other IIIP administrative processes made significant progress in 2003, with most activities planned for completion by mid-year 2004.

EUROPE/REINSURANCE

The Europe/Reinsurance Division is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Division is comprised of two distinct businesses: Europe, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, Germany and around the world; and Reinsurance, which operates primarily in the United States and Europe.

The Division is comprised of Canada Life's Europe and reinsurance business, together with LRG, a subsidiary of London Life. Prior to the acquisition of CLFC, this business unit was named Reinsurance & Specialty, and was comprised primarily of LRG and London Guarantee.

TRANSLATION OF FOREIGN CURRENCY – EUROPE/REINSURANCE

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Years ended December 31	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate
United States Dollar			
2003	**$1.2900**	**$1.4000**	**$1.4000**
2002	$1.5800	$1.5700	$1.5700
British Pound Sterling			
2003	**$2.3100**	**$2.2900**	**$2.2900**
Euro			
2003	**$1.6300**	**$1.5800**	**$1.5800**

Consolidated Net Income
Years ended December 31 (in $ millions)

	2003			2002		
	Shareholder	**Participating**	**Total**	Shareholder	Participating	Total
Income:						
Premium income	**$ 4,592**	**$ 84**	**$ 4,676**	$ 3,922	$ -	$ 3,922
Net investment income	**726**	**73**	**799**	474	-	474
Fee and other income	**126**	**-**	**126**	2	-	2
Total income	**5,444**	**157**	**5,601**	4,398	-	4,398
Benefits and Expenses:						
Paid or credited to policyholders	**5,007**	**136**	**5,143**	4,338	-	4,338
Other	**282**	**17**	**299**	28	-	28
Net operating income *before income taxes*	**155**	**4**	**159**	32	-	32
Income taxes	**6**	**3**	**9**	2	-	2
Net income before *non-controlling interests*	**149**	**1**	**150**	30	-	30
Non-controlling interests	**1**	**1**	**2**	1	-	1
Net income	**$ 148**	**$ -**	**$ 148**	$ 29	$ -	$ 29
Summary of Net Income						
Preferred shareholder dividends	**$ -**	**$ -**	**$ -**	$ -	$ -	$ -
Net income - common shareholders	**148**	**-**	**148**	29	-	29
Net income	**$ 148**	**$ -**	**$ 148**	$ 29	$ -	$ 29

Consolidated 2003 Europe/Reinsurance results are the results of Canada Life from the date of acquisition, together with the full year results of LRG. Comparable 2002 results are those of LRG and London Guarantee.

Net Income
December 31 (in $ millions)

	2003	2002
Europe	$ 90	$ -
Reinsurance	48	(1)
	138	(1)
London Guarantee/Other	10	30
Total	$ 148	$ 29

Net income attributable to common shareholders was $148 million for the year, compared to $29 million in 2002. Improved earnings in LRG and the inclusion of Canada Life contributed to the year over year growth. Earnings for 2002 included the gain on sale of London Guarantee of $31 million. The Division delivered solid earnings and revenue, despite the weaker British Pound Sterling and U.S. dollar against the Canadian dollar, the impact of market uncertainty on equity-based product sales, adverse mortality experience in group insurance and unfavourable claims experience on certain property and casualty reinsurance contracts. The acquisition of Canada Life and improved margins in the ongoing business in LRG were the key contributors to the increase in net income in 2003 for the Europe/Reinsurance Division.

Europe/Reinsurance - Divisional Summary (includes CLFC from date of acquisition)
Years ended (in $ millions)

	Europe		Reinsurance	
	Participating	Non-Participating	Non-Participating	Total
December 31, 2003				
Sales premium	$ -	$ 1,653	$ 3,532	$ 5,185
Premiums and deposits	84	909	3,683	4,676
Segregated funds deposits	-	1,140	-	1,140
Net income	-	90	58	148
December 31, 2002				
Sales premium	$ -	$ -	$ 3,922	$ 3,922
Premiums and deposits	-	-	3,922	3,922
Net income	-	-	29	29

EUROPE

International operations of Canada Life and its subsidiaries are primarily located in Europe, and offer a focused range of protection and wealth management products and related services mainly in the U.K., Isle of Man, Republic of Ireland and Germany.

The core products offered in United Kingdom operations are payout annuities and group insurance that are distributed through independent financial advisors and pension and benefit consultants. The Isle of Man operations sell and market mostly savings and retirement products through independent financial advisors in the United Kingdom and brokers in other selected territories.

The core products offered in the Ireland market are individual insurance, savings and pension products that are distributed through independent brokers and a direct sales force. The German operations focus on pension business that is distributed through independent brokers.

Canada Life continued to increase its presence in its defined market segments by focusing on the introduction of new products and services, enhancement of distribution capabilities and intermediary relationships.

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
U.K. and Isle of Man • Among the top 30 of life insurance companies operating in U.K. • A market leader, with 29% share of the group life market • Second in the group income protection market with 18% share • A top provider of offshore single premium investment product into the U.K., with 17% market share • A provider of offshore unit linked business, with 5% market share • Among the top five insurers in payout annuities, with 7% market share **Ireland** • Among the top five insurers by new business market share **Germany** • Among the top five in broker unit linked market	**Individual Insurance** • Life insurance • Critical illness **Group Insurance** • Income protection • Disability • Critical illness **Wealth Management** • Pensions • Savings • Payout annuities	**U.K. and Isle of Man** • Independent financial advisors and brokers **Ireland** • Independent brokers and direct sales force **Germany** • Independent brokers

Divisional Summary - by Product

For the period July 10 to December 31, 2003 (in $ millions)

	Sales	Premiums
Individual insurance	$ 16	$ 177
Group life and health insurance	197	285
Wealth management	1,440	1,671
Total	$ 1,653	$ 2,133

All in-year 2003 activity of Europe operations reflects the period from the date of acquisition of CLFC.

Individual Insurance – Individual insurance sales, measured by new annualized premium, were $16 million in 2003.

Total non-participating and participating individual insurance premiums were $177 million in 2003. All sales were of non-participating products.

Group Insurance – Group insurance sales were $197 million in 2003 as a result of strong group sales in the U.K. operations.

Group insurance premium income was $285 million in 2003, primarily generated by Canada Life's operation in the U.K., reflecting its leading position in this market with strong renewal activities.

Wealth Management – Wealth management sales were $1,440 million in 2003 due to strong sales of payout annuities in U.K. operations and of pensions in Germany.

Wealth management premiums and deposits were $1,671 million for the year, mostly generated by European operations. The uncertainty in the global stock markets contributed to the relatively weaker sales in equity-based products offered by its European operations.

During 2003, a business efficiency program in the U.K., Isle of Man, Republic of Ireland and Germany was established to focus on service improvement and cost reduction through process improvements.

COMPETITIVE CONDITIONS

United Kingdom and Isle of Man

Canada Life ranks in the top 30 life insurance companies operating in the United Kingdom, and holds strong positions in several niche areas:

- In the group protection business, Canada Life is a leader in the group life market with market share of 29% and second in the group income protection market with 18% market share.
- In the wealth management business, Canada Life is a top provider of offshore single premium investment products into the United Kingdom, with 17% of that market and 5% of the offshore unit linked world market share. The newly added institutional channel helped further strengthen the market presence of the Isle of Man operations.
- In the retirement business, Canada Life is a top five payout annuity provider with 7% market share.

Republic of Ireland and Germany

The life insurance market in Ireland is very mature with one of the highest penetration rates in the world. The larger companies hold a significant share of the market. Canada Life is the fifth largest life insurance operation in Ireland as measured by new business market share.

The Irish market declined in 2003 from 2002. The cessation of the 2002 government-sponsored "Special Savings Investment Accounts" that had generated strong sales, and a decline in investor confidence in the stock market dampened the 2003 sales. Confidence has improved over the last number of months and Canada Life expects an increase in its single premium products sales. Growth in the pensions market is strong and the Company is well positioned to benefit from this in 2004.

In 2003, prior to the acquisition of CLFC by the Company, Canada Life acquired a German life operation. This acquisition rapidly expanded Canada Life's presence in the German market and it now ranks in the top five companies in the broker unit linked market.

Risk Analysis and Management

Individual Insurance – The most significant risk in the life insurance business is mortality and morbidity, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. Canada Life manages this risk primarily through effective underwriting practices, developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred. Current mortality experience reflects the diligence of underwriting practices over past decades, as well as today's practices.

Wealth Management – Canada Life's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, Canada Life limits its risk exposure to any particular market. As well, Canada Life encourages its clients to follow a long-term asset allocation approach.

REINSURANCE

The Company's reinsurance business is conducted through the reinsurance group of companies, including operations of both Canada Life and LRG, primarily in Canada, the United States and Europe niche markets. The Company's business includes both reinsurance and retrocession business transacted directly with clients or through professional reinsurance brokers.

PRODUCTS AND SERVICES	DISTRIBUTION
Life insurance • Yearly renewable term • Co-insurance • Financial reinsurance **Property & Casualty** • Catastrophe **Annuity** • Investment funds guarantee	• Independent reinsurance brokers • Direct placements

Premium income was $3,683 million for the year, including $151 million of CLFC from date of acquisition. Premium income for LRG decreased by $392 million or 10% compared to 2002, due in large part to the change in US $ translation rates.

Risk Analysis and Management **–** The main risks related to the reinsurance business have been discussed on pages 12 to 15 of this report. The Company uses a variety of techniques to manage these risks effectively. These techniques include cash flow matching of assets and liabilities, credit quality monitoring, and investing in assets in the same currency as the matching liabilities. In addition, the Company monitors cedant companies' claims experience on an ongoing basis. Diversification of products by underlying insurance type and geography continues to be an overriding risk mitigation tool.

For some types of reinsurance business written in the United States, clients are required pursuant to their insurance laws to obtain letters of credit issued on the Company's behalf from approved banks in order to further secure the Company's obligations under the reinsurance contracts. At December 31, 2003, LRG had syndicated letters of credit facilities in place providing US$ 1.1 billion of capacity.

OUTLOOK – EUROPE/REINSURANCE

Supported by its recent fully integrated acquisitions, Europe/Reinsurance represents a strong diversified platform for future growth with expanded product and service offerings and increased market presence. The Division is leveraging the benefit of technology and process improvement initiatives to lower cost and improve service in all of its businesses. The Division is well positioned to meet a broad range of customer needs relating to protection and wealth management.

The Europe/Reinsurance Division will continue to focus on its core businesses, individual and group insurance, wealth management, and reinsurance. Leveraging on its established market presence and the financial strength of its diversified platform, the Division will continue to grow its business in a cost effective, disciplined manner. Supported by the recent recovery of global stock markets, the Division is well positioned for success.

In the United Kingdom, the Division expects to continue to grow the payout annuity business and build on its strong market position. After an encouraging start to its on-shore launch of a new segregated fund fixed income product at the end of 2002, the Division expects to continue to build on this in 2004, leveraging its strong offshore position. The Division successfully completed the integration of the group business onto one platform in 2003. In 2004, the Division will turn its attention to developing the group business and improving its earnings potential.

In the Republic of Ireland operations, including the German operation, growth is expected to result from increased investor confidence in stock market performance combined with strong investment performance.

The life reinsurance market is expected to continue to grow in 2004 as the Company's customers continue to seek surplus and risk relief in response to market opportunities.

CORPORATE

The Corporate segment of Canada/Europe includes investment income, expenses and charges related to capital and other assets not associated with major business units.

Consolidated Net Income
(in $ millions)

Years ended December 31	2003	2002
Income:		
Premium income	$ -	$ 17
Bulk reinsurance - initial ceded premiums	-	-
	-	17
Net investment income	42	98
Fee and other income	21	18
Total income	63	133
Benefits and Expenses:		
Paid or credited to policyholders	13	37
Other	25	22
Amortization of finite life intangible assets	7	-
Distribution on Capital Trust Securities	28	1
Net operating income before income taxes	(10)	73
Income taxes	(44)	(55)
Net income before non-controlling interests	34	128
Non-controlling interests	14	22
Net income	$ 20	$ 106
Summary of Net Income		
Preferred shareholder dividends	$ 41	$ 31
Net income - common shareholders	(21)	75
Net income	$ 20	$ 106

Consolidated Corporate results include the Canada/Europe operations of Canada Life from the date of acquisition.

Net income attributable to common shareholders in the Corporate segment of Canada/Europe operations in 2003 was a charge of $21 million, compared to income of $75 million for 2002. The 2003 results reflect a combination of financing costs associated with the acquisition of CLFC, partially offset by the gain on sale of Lifestyle Retirement Communities Ltd. of $17 million. 2002 results include a reduction in provision for income taxes of $41 million.

UNITED STATES – 2003 OPERATING RESULTS

The United States operating results for Lifeco are the net operating income of GWL&A, and the consolidated United States operations of Great-West, which includes United States operating income of CLFC from date of acquisition, together with an allocation of a portion of Lifeco's corporate results.

TRANSLATION OF FOREIGN CURRENCY – UNITED STATES $

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The Company does mitigate the volatility associated with the translation of net income and expenses in US $ using forward foreign exchange contracts, the results of which are recorded as part of net investment income and income taxes (Net Effective Rate) - refer to note 16(c) of the Company's consolidated 2003 financial statements. The rates employed are:

Years ended December 31	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate
2003	**$1.2900**	**$1.4000**	**$1.5873**
2002	$1.5800	$1.5700	$1.5295
2001	$1.5930	$1.5490	$1.4862

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions, except per share amounts)

For the Years ended December 31	2003	2002	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 2,686	$ 2,989	-10%
Self-funded premium equivalents (ASO contracts) (1)	6,543	8,209	-20%
Segregated funds deposits: (1)			
Individual products	402	644	-38%
Group products	2,702	3,219	-16%
Total premiums and deposits	12,333	15,061	-18%
Bulk reinsurance - initial ceded premiums (2)	(2,656)	-	
Net premiums and deposits	9,677	15,061	-36%
Fee and other income	1,177	1,387	-15%
Paid or credited to policyholders (2)	480	3,615	-87%
Net income attributable to:			
Preferred shareholders	-	-	-
Common shareholders	593	490	21%
At December 31			
Total assets	$ 30,246	$ 24,061	26%
Segregated funds assets (1)	16,825	17,544	-4%
Total assets under administration	$ 47,071	$ 41,605	13%
Capital stock and surplus	$ 2,112	$ 2,350	-10%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities were $2,656 million.

Financial Information - United States Operations

Consolidated Operations

(in $ millions)

Years ended December 31	2003	2002
Income:		
Premium income (1)	$ 2,686	$ 2,989
Bulk reinsurance - initial ceded premiums (2)	(2,656)	-
	30	2,989
Net investment income	1,522	1,489
Fee and other income	1,177	1,387
Total income	2,729	5,865
Benefits and Expenses:		
Paid or credited to policyholders	480	3,615
Other	1,365	1,516
Distribution on Capital Trust Securities	-	-
Net operating income before income taxes	884	734
Income taxes	287	234
Net income before non-controlling interests	597	500
Non-controlling interests	4	10
Net income	$ 593	$ 490
Summary of Net Income		
Preferred shareholder dividends	$ -	$ -
Net income - common shareholders	593	490
Net income	$ 593	$ 490

		2003	2002
(1) *excludes*	*- segregated funds deposits*	$ 3,104	$ 3,863
	- self-funded premium equivalents (ASO)	$ 6,543	$ 8,209

(2) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in GWL&A were $2,656 million.

Reference is made to note 21 of the Lifeco financial statements, Segmented Information, for the presentation of the United States segment.

NET INCOME

United States consolidated net earnings of Lifeco attributable to common shareholders for the fourth quarter of 2003 increased 39% to $166 million from $119 million a year ago. For the twelve months ended December 31, 2003, earnings were up 21% to $593 million, compared to $490 million at December 31, 2002.

Net Income Attributable to Common Shareholders
Years ended December 31 (in $ millions)

	2003	2002	% Change
Healthcare	$ 288	$ 243	18%
Financial Services	275	241	14%
Corporate	30	6	-
	$ 593	$ 490	21%
in millions US $	$ 375	$ 321	17%

The increases were primarily related to favourable results in Great-West Healthcare (formerly called Employee Benefits) and Financial Services for GWL&A, as well as the inclusion of the United States operations for CLFC from the date of acquisition, which represents approximately $45 million.

In 2002, GWL&A recorded $54 million ($35 million, net of tax) of restructuring costs related to the costs associated with the consolidation of benefit payment offices and sales offices throughout the United States. The charges relate to severance, disposal of furniture and equipment, and termination of leasing agreements. During 2002, 977 employees were released, of which 923 worked in the Great-West Healthcare Division.

In 2002, a study of the Company's mortality and recovery experience of disabled lives under waiver of premium contracts resulted in a reduction in group waiver of premium disability reserves totaling $54 million ($38 million, net of tax).

The 2002 morbidity experience was negatively impacted by the payment of claims associated with a new Department of Labor (ERISA) regulation requiring payment of claims within 30 days of receipt (approximately $25 million, net of tax).

In terms of major business units:

Great-West Healthcare – Earnings increased 18%, primarily due to improved aggregate and specific stop loss morbidity - refer to page 58.

Financial Services – The increase in earnings of 14% for 2003, compared to a year ago, is primarily related to earnings associated with CLFC - refer to page 61.

Corporate – The $24 million increase for 2003, compared to a year ago, is the result of lower taxes and increased investment income - refer to page 65.

BULK REINSURANCE

The Great-West Healthcare business unit of GWL&A entered into a bulk reinsurance agreement during the third quarter of 2003 with a third-party reinsurer to cede a portion of direct written group health stop-loss and excess loss business. This agreement was retroactive to January 1, 2003. The Financial Services business unit of GWL&A entered into a reinsurance agreement during the third quarter of 2003 with another third-party reinsurer to cede a portion of guaranteed investment contracts (GICs). This second agreement was retroactive to April 1, 2003 and the following initial cession transactions were recorded in the third quarter Summary of Consolidated Operations as a result of these transactions:

Bulk Reinsurance
(in $ millions)

	Healthcare	Financial Services	Total
Premium income	$ (563)	$ (2,093)	$ (2,656)
Investment income	-	(67)	(67)
Paid or credited to policyholders	(563)	(2,166)	(2,729)
Commissions	-	6	6
Net income	$ -	$ -	$ -

PREMIUMS AND DEPOSITS

Premiums and Deposits
Years ended December 31 (in $ millions)

	Premiums and Deposits			Sales		
	2003	2002	% Change	**2003**	2002	% Change
Business/Product						
Healthcare						
Group life and health	**$ 7,842**	$ 9,786	-20%	**$ 891**	$ 1,176	-24%
Financial Services						
Individual Markets	**1,000**	1,147	-13%	**283**	545	-48%
Retirement Services	**3,491**	4,128	-15%	**1,811**	1,452	25%
Total premiums and deposits	**$ 12,333**	$ 15,061	-18%	**$ 2,985**	$ 3,173	-6%
Bulk reinsurance - initial ceded premiums	**(2,656)**	-	-			
Net premiums and deposits	**$ 9,677**	$ 15,061	-36%			
Summary by Type						
Risk-based products	**$ 2,686**	$ 2,989	-10%			
ASO contracts	**6,543**	8,209	-20%			
Segregated funds deposits:						
- Individual products	**402**	644	-38%			
- Group products	**2,702**	3,219	-16%			
Total premiums and deposits	**$ 12,333**	$ 15,061	-18%			
Bulk reinsurance - initial ceded premiums	**(2,656)**	-	-			
Net premiums and deposits	**$ 9,677**	$ 15,061	-36%			
Total premiums and deposits and sales US $	**$ 8,809**	$ 9,593	-8%	**$ 2,132**	$ 2,021	5%

For 2003, CLFC premiums and deposits were $548 million in total: $411 million of risk-based product premiums and $137 million of segregated funds deposits. Excluding the impact of CLFC, the decrease in the Great-West Healthcare segment continues to reflect the 15% decline in membership and the impact of US $ translation rates, partially offset by the result of pricing actions taken during the last year. Total health care membership at December 31, 2003 of 1.9 million members declined from 2.2 million members at December 31, 2002. Much of the health care decline can be attributed to terminations resulting from pricing action related to target margins.

The decrease in premiums and deposits of the Financial Services segment was primarily due to the change in US $ translation rates, lower business owned life insurance (BOLI) premiums, and lower variable premium deposits. Participant accounts in the retirement services markets (including third party administration and institutional) increased 5% from 2,160,000 at December 31, 2002 to 2,266,000 at December 31, 2003.

The decrease in sales was driven by a Great-West Healthcare segment decrease of 24%, primarily from the change in US $ translation rates. The additional decrease in Healthcare is primarily the result of lower sales in the large case market. Financial Services increased by 5% driven by an increase in 401(k) sales, partially offset by lower BOLI deposits in the insurance sector and a decrease in single premium deposits.


ASO contracts
53% (55%)
Risk-based products
22% (20%)
Segregated funds deposits - individual products
3% (4%)
Segregated funds deposits - Group products
22% (21%)
2002 figures are shown in brackets

NET INVESTMENT INCOME

Net Investment Income
Years ended December 31 (in $ millions)

	2003	2002	% Change
Investment income earned	**$ 1,462**	$ 1,453	1%
Amortization of gains and losses	**68**	41	66%
Provision for credit losses	**5**	8	-38%
Gross investment income	**$ 1,535**	$ 1,502	2%
Less: Investment expenses	**13**	13	-
Net investment income	**$ 1,522**	$ 1,489	2%


Bonds
72% (73%)
Mortgage loans
11% (6%)
Real estate
2% (1%)
Loans to policyholders
18% (22%)
Other
-3% (-2%)
2002 figures are shown in brackets

Net investment income for 2003 increased by $33 million or 2%, compared to last year. The CLFC acquisition resulted in an increase of $157 million, partially offset by the impact of the bulk reinsurance agreement of $67 million. The remaining decrease is due to a general trend of lower interest rates, as well as the effect of the change in the translation rate of US $ results.

FEE INCOME

Fee Income
Years ended December 31 (in $ millions)

	2003	2002	% Change
Segregated funds	**$ 209**	$ 244	-14%
ASO contracts	**848**	1,036	-18%
Other	**120**	107	12%
	$ 1,177	$ 1,387	-15%


ASO contracts
72% (75%)
Other
10% (7%)
Segregated funds
18% (18%)
2002 figures are shown in brackets

Fee income is derived from the management of segregated funds assets, the administration of group health ASO business, and third-party administration fees.

Fee income for 2003 decreased 15% compared to 2002 primarily related to the strengthening of the Canadian dollar. The ASO fee income decreased 9% as a result of the decrease in medical membership. The decrease in segregated funds fees is a combination of the lower U.S. equity markets and the change in US $ translation rates. The 2003 fee income includes $6 million from CLFC in segregated funds.

PAID OR CREDITED TO POLICYHOLDERS

This amount is made up of increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds). The ceded premiums of $2.7 billion associated with the bulk reinsurance transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income and a corresponding reduction of paid or credited to policyholders.

For 2003, amounts paid or credited to policyholders decreased by $479 million or 13%, excluding the bulk reinsurance transaction and CLFC, compared to the same period of 2002. This decrease is primarily due to decreases in group health claims, individual participating insurance death claims, and a reduction in surrenders in the savings lines, together with the change in US $ translation rates.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other
Years ended December 31 (in $ millions)

	2003	2002	% Change
Total expenses	$ 1,054	$ 1,189	-11%
Less: Investment expenses	13	13	-
Operating expenses	1,041	1,176	-11%
Commissions	276	291	-5%
Premium taxes	48	49	-2%
Total	$ 1,365	$ 1,516	-10%

For 2003, operating expenses decreased 11% to $1.0 billion from 2002, benefiting from the change in US $ translation rates, as well as the Great-West Healthcare Division having reduced their staff throughout the last twelve months, which more than offset the inclusion of CLFC expenses. Commission payments are down 5% as a result of lower group health sales and the change in US $ translation rates. Premium tax payments are essentially flat with 2002.

CONSOLIDATED BALANCE SHEET - UNITED STATES OPERATIONS
December 31 (in $ millions)

	2003			2002		
	Shareholder	Participating	Total	Shareholder	Participating	Total
Assets						
Invested assets	$ 20,543	$ 7,852	$ 28,395	$ 14,550	$ 8,130	$ 22,680
Goodwill and intangible assets	159	-	159	66	-	66
Other general fund assets	1,185	507	1,692	987	328	1,315
Total assets	$ 21,887	$ 8,359	$ 30,246	$ 15,603	$ 8,458	$ 24,061
Segregated funds assets			16,825			17,544
Total assets under administration			$ 47,071			$ 41,605
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 14,943	$ 8,299	$ 23,242	$ 11,450	$ 7,957	$ 19,407
Net deferred gains on portfolio investments sold	217	12	229	136	8	144
Other general fund liabilities	4,615	(156)	4,459	1,667	249	1,916
Total liabilities	19,775	8,155	27,930	13,253	8,214	21,467
Non-controlling interests	-	204	204	-	244	244
Capital stock and surplus	2,112	-	2,112	2,350	-	2,350
Total liabilities, capital stock and surplus	$ 21,887	$ 8,359	$ 30,246	$ 15,603	$ 8,458	$ 24,061

ASSETS

Total assets under administration increased $5.5 billion or 13% in 2003 when compared to the year ended December 31, 2002, with the inclusion of CLFC assets in 2003 more than offsetting the change in US $ translation. Segregated funds assets decreased $719 million due to a combination of the change in US $ translation mitigated somewhat by strengthening of equity markets.

The acquisition of CLFC added $9.7 billion of assets under administration, $9.3 billion of general fund assets and $0.4 billion of segregated funds assets.

INVESTED ASSETS

Both general fund and segregated funds assets are managed or administered by the Investment Division of the Company. Within the Company's investment policies, the Investment Division manages portfolios of assets to produce a steady source of income to support the cash flow and liquidity requirements of the Company's insurance and investment products. The Company invests the majority of its general funds in medium-term and long-term fixed-income securities, primarily bonds and mortgages, which reflect the nature of the liabilities being matched.

The Investment Division reviews its investment strategy on an ongoing basis in light of liability requirements and current economic and market conditions. The Company's investment policies limit concentrations of risk within its investment and lending portfolios, which are well-diversified by asset class, industry sector, location and size of borrowers.

Net investment income for 2003 remained flat at $1.0 billion. The Company's overall investment portfolio earned a yield of 6.51% in 2003, compared to 7.30% in 2002, reflecting the general decline in interest rates.

In 2003, funds available for investment and mortgages subject to renewal and rate adjustment totaled $3.2 billion, and were placed as follows:

- 29.8% in U.S. government and agency bonds,
- 68.8% in other bonds,
- 1.4% in mortgage renewals.

Invested assets at December 31, 2003 were $28.4 billion, compared to $22.7 billion at December 31, 2002.

Asset Distribution
December 31 (in $ millions)

	2003		2002	
Government bonds	$ 5,911	21 %	$ 5,278	23 %
Corporate bonds	13,482	47	11,372	50
Mortgages	3,206	11	660	3
Stocks and real estate	770	3	354	2
Sub-total portfolio investments	23,369		17,664	
Cash & certificates of deposit	517	2	333	1
Policy loans	4,509	16	4,683	21
Total invested assets	$ 28,395	100 %	$ 22,680	100 %


Corporate bonds
47% (50%)
Mortgages
11% (3%)
Stocks and real estate
3% (2%)
Government bonds
21% (23%)
Cash & certificates of deposit
2% (1%)
Policy loans
16% (21%)

2002 figures shown in brackets

Bond Portfolio

The bond portfolio is comprised of 57% of its assets in structured securities and 43% in corporate bonds. The structured securities category includes both asset-backed and mortgage-backed securities. The Company's strategy, related to these assets, is to focus on those with low prepayment risk and minimal credit risk.

The Company's new bond investments include not only publicly-traded corporate bonds and highly rated structured securities, but also private placements which typically offer higher yields and better covenant protection than public bonds. The Company anticipates investment grade bonds will remain the largest component of its 2004 investment program.

The overall quality of the bond portfolio, the largest single component of the Company's invested assets, continues to be high, with 96% of the portfolio rated investment grade. The excess of fair value over carrying value at December 31, 2003 was $505 million ($729 million for 2002).

Bond Portfolio Quality (excludes $887 million short-term investments, $1,033 million in 2002)
December 31 (in $ millions)

	2003		2002	
Estimated Rating				
AAA	**$ 9,771**	**52 %**	$ 9,220	59 %
AA	**1,602**	**9**	1,401	9
A	**2,939**	**16**	2,298	15
BBB	**3,485**	**19**	2,227	14
BB or lower	**709**	**4**	471	3
Total	**$ 18,506**	**100 %**	$ 15,617	100 %


AA
9% (9%)
A
16% (15%)
AAA
52% (59%)
BBB
19% (14%)
BB or lower
4% (3%)
(2002 figures are shown in brackets)

Mortgage Portfolio

The total mortgage portfolio increased to $3.2 billion or 11% of invested assets in 2003, compared to $0.7 billion or 3% of invested assets in 2002. The mortgage portfolio consisted of 64% commercial loans and 36% multi-family loans. The increase in mortgages was essentially due to the inclusion of CLFC.

The Company, through the Canada Life operation, has acquired high quality commercial loans meeting strict underwriting standards and diversification criteria. The excess of fair value over carrying value at December 31, 2003 was $(6) million ($19 million in 2002).

Equity Portfolio

The U.S. equity portfolio consists primarily of the Denver home office, minimal other real estate, seed money in some of the Company's segregated funds and a small amount of common stock and private equities. The Company anticipates a limited participation in real estate and the equity markets during 2004.

The excess of fair value over carrying value at December 31, 2003 was $36 million ($1 million for 2002).

ASSET QUALITY

With the inclusion of CLFC at December 31, 2003, the Company's exposure to non-investment grade bonds was $709 million or 4% of the portfolio at December 31, 2003, up slightly from December 31, 2002.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $122 million or 0.52% of portfolio investments at December 31, 2003 ($78 million of these bonds are in accrual status and will be reclassified as performing in the first quarter 2004), compared with $46 million and 0.26% at December 31, 2002.

Allowances for credit losses at December 31, 2003 for non-investment grade bonds and non-performing assets was $110 million, compared with $88 million December 31, 2002. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $204 million at December 31, 2003 ($34 million at December 31, 2002).

Non-Performing Loans
December 31 (in $ millions)

	2003				2002			
Asset Class	**Bonds**	**Mortgages**	**Foreclosed Real Estate**	**Total**	Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	$ 115	$ 6	$ 1	$ 122	$ 39	$ 4	$ 3	$ 46

Allowances for Credit Losses
December 31 (in $ millions)

	2003			2002		
	Specific Provisions	**General Provisions**	**Total**	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ -	$ 110	$ 110	$ -	$ 88	$ 88

Fair Value

The fair value of invested assets exceeded their carrying value by $535 million as at December 31, 2003, compared to $749 million in 2002. Total fair value increased to $28,930 million from $23,429 million in 2002. The change in the excess of fair value compared to carrying value year over year reflects the increase in assets, as well as the impact of the change in US $ translation rates, lower interest rates, and stronger equity markets. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to the Company's asset/liability management practices. However, the excess of fair value over carrying value, as well as the net deferred realized gains on assets supporting shareholders' equity and subordinated debentures, will in time be amortized to net income.

OTHER GENERAL FUND ASSETS

Other General Fund Assets
December 31 (in $ millions)

	2003	2002
Total other general fund assets	**$ 1,692**	$ 1,315

Other general fund assets, at $1.7 billion, is made up of several items, including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, software development, and accounts receivable. The increase of $377 million is mainly attributable to increased cash collateral for securities lending offset by the change in US $ translation rates.

SEGREGATED FUNDS

Segregated funds assets under management, which are measured at market values, decreased mainly due to the change in US $ translation rates.

Segregated Funds Assets
December 31 (in $ millions)

	2003	2002	2001	2000	1999
Variable funds	**$ 13,262**	$ 12,731	$ 16,103	$ 16,394	$ 16,771
Stable asset accounts	**3,563**	4,813	3,671	2,083	1,227
Total	**$ 16,825**	$ 17,544	$ 19,774	$ 18,477	$ 17,998
Year over year growth	**-4%**	-11%	7%	3%	-

OUTLOOK - INVESTMENT

The Company's investment portfolio is well positioned for the current interest rate environment. The portfolio is diversified and comprised of high quality, relatively stable assets. The Company took advantage of the steep yield curve in 2003, adding modestly to portfolio duration. Investment grade corporate securities and structured securities with moderate interest rate sensitivity were added to the investment portfolio. It is the Company's philosophy and intent to maintain its proactive portfolio management policies in an ongoing effort to ensure the quality and performance of its investments.

LIABILITIES

Liabilities
December 31 (in $ millions)

	2003	2002
Policy liabilities	**$ 23,242**	$ 19,407
Net deferred gains on portfolio investments sold	**229**	144
Other general fund liabilities	**4,459**	1,916
Total liabilities	**$ 27,930**	$ 21,467

Total liabilities at December 31, 2003 were $28 billion, an increase of 30% from December 31, 2002, including CLFC liabilities of $9.3 billion, mitigated somewhat by the fluctuation in the US $ translation rate. This analysis does not include segregated funds liabilities which are off-balance sheet liabilities, not part of general funds.

POLICY LIABILITIES

Policy liabilities are up $3.8 billion or 20% from December 31, 2002 to December 31, 2003, reflecting the inclusion of $8.5 billion of CLFC policy liabilities, a reduction of approximately $2.7 billion related to bulk reinsurance, as well as changes in US $ translation rates.

Other General Fund Liabilities

Other General Fund Liabilities
December 31 (in $ millions)

	2003	2002
Current income taxes	**$ 17**	$ 2
Repurchase agreements	**503**	511
Commercial paper and other loans	**350**	429
Funds held under reinsurance contracts	**1,725**	-
Other liabilities	**1,864**	974
Total other general fund liabilities	**$ 4,459**	$ 1,916

Total other general fund liabilities were $4.5 billion at December 31, 2003, up $2.5 billion from December 31, 2002. Other liabilities, at $1.9 billion, increased $890 million from December 31, 2002. The increase in 2003 is due primarily to temporary outstanding settlements of committed bond purchases at the end of 2003. This grouping of accounts also includes accruals, payables and policyholder deposits not yet allocated.

Commercial paper and other loans at $350 million decreased 18% from December 31, 2002 values as the result of U.S. $ translation rates.

LIQUIDITY

The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 83% of policy liabilities are either non-cashable prior to maturity, subject to market value adjustments, or subject to withdrawal penalties.

At December 31, 2003, United States operations had $503 million of repurchase agreements with third-party broker-dealers, compared with $511 million at December 31, 2002; and had $124 million of outstanding commercial paper at December 31, 2003, compared with $153 million at December 31, 2002.

Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets.

Liquid Assets
December 31 (in $ millions)

	2003		2002	
	Balance Sheet Value	Market Value	Balance Sheet Value	Market Value
Cash & certificates of deposit	$ 517	$ 517	$ 333	$ 333
Highly marketable securities				
Government bonds	4,383	4,537	4,017	4,135
Corporate bonds	9,343	9,710	9,435	9,818
Common/Preferred shares	572	592	163	143
Total	$ 14,815	$ 15,356	$ 13,948	$ 14,429

Cashable Liability Characteristics
December 31 (in $ millions)

	2003	2002
Surrenderable insurance and annuity liabilities		
At market value	$ 6,534	$ 6,874
At book value	8,529	6,791
Total	$ 15,063	$ 13,665

Commitments/Contractual Obligations

At December 31, 2003
(in CDN $ millions)

	Payments Due by Period				
	Total	within 1 year	1-3 years	4-5 years	over 5 years
1) Long-term loans	$ 226				$ 226
2) Operating leases					
- office	174	27	62	52	33
- equipment	1		1		
3) Credit-related arrangements					
(a) Contractual commitments	267	252	15		
(b) Letters of credit	SEE NOTE 3b BELOW				
- reinsurance related					
- other					
4) Purchase obligations	-				
Total contractual obligations	$ 668	$ 279	$ 78	$ 52	$ 259

1) Long term loans – refer to note 8 of Lifeco's 2003 annual financial statements.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit (refer to "Risks Associated with Letters of Credit" section of this document) are written commitments provided by a bank.

4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

BUSINESS SEGMENTS – UNITED STATES OPERATIONS

GREAT-WEST HEALTHCARE

The Great-West Healthcare Division offers a wide range of protection and wealth management products and related services.

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• 1.9 million medical members • Provides life, health and disability insurance products for approximately 5,000 corporate employers	• Health plans • Managed health care programs • Consumer driven health care strategies • Health reimbursement accounts • Flexible savings accounts • Life and disability insurance • Dental and vision coverage	• 325 sales and service staff • 17 regional offices

HIGHLIGHTS

- Healthcare premiums decreased by $841 million or 53% over 2002, due to the decline in membership and the cession of $563 million of premiums under the bulk reinsurance agreement.
- General expenses decreased by $142 million compared to 2002, due to the continued focus on cost containment.
- Benefits declined due primarily to improved aggregate stop loss (ASL) claims experience and reinsurance activity as previously noted on page 50.

Consolidated Net Income
(in $ millions)

Years ended December 31	2003	2002
Income:		
Premium income	$ 1,299	$ 1,577
Bulk reinsurance - initial ceded premiums	(563)	-
	736	1,577
Net investment income	164	98
Fee and other income	848	1,036
Total income	1,748	2,711
Benefits and Expenses:		
Paid or credited to policyholders	333	1,208
Other	973	1,139
Distribution on Capital Trust Securities	-	-
Net operating income before income taxes	442	364
Income taxes	154	121
Net income before non-controlling interests	288	243
Non-controlling interests	-	-
Net income	$ 288	$ 243
Summary of Net Income		
Preferred shareholder dividends	$ -	$ -
Net income - common shareholders	288	243
Net income	$ 288	$ 243

The financial results of the Healthcare Division include the Group Life and Health Division of the Canada Life U.S. operations from the date of acquisition for 2003.

Net income for Great-West Healthcare increased 19% in 2003, primarily related to improved ASL and individual stop loss (ISL) morbidity experience.

While medical costs and utilization trends were higher in 2003, increased pricing helped to enhance the morbidity results. Overall group life and health membership was down 15%, reflecting strong renewal rate action and the general decline in the economy.

Healthcare - Divisional Summary
Years ended December 31 (in $ millions)

	Premiums and Deposits			Sales		
	2003	2002	% Change	**2003**	2002	% Change
Business/Product						
Group life and health - guaranteed	**$ 1,299**	$ 1,577	-18%	**$ -**	$ -	-
- ASO	**6,543**	8,209	-20%	**891**	1,176	-24%
Group life and health fee income	**848**	1,036	-18%	**-**	-	-
Total	**$ 8,690**	$ 10,822	-20%	**$ 891**	$ 1,176	-24%

GROUP LIFE AND HEALTH

The 2003 premiums and deposits for group life and health were $1.3 billion, a decrease of 18% from 2002, due to the strengthening of the Canadian dollar and lower membership levels associated with lower case sales. The decline was 6% before the impact of the bulk reinsurance transaction.

Fee income decreased 18% from $1.0 billion in 2002 to $848 million in 2003. The decrease is primarily attributable to the 15% decline in membership. Significant price increases on in-force cases, however, mitigated further deterioration of fee income.

Benefits and expenses decreased 44.5% from $2.3 billion in 2002 to $1.3 billion in 2003. The majority of the decrease is a combination of the $563 million initial cession of benefits under the stop loss reinsurance contract, and $399 million related to the strengthening of the Canadian dollar. While increased utilization and higher medical costs increased benefits on in-force cases, the decrease in overall membership, combined with pricing actions taken in 2002, resulted in a reduction of benefits.

The total life and health block of business was comprised of 1.9 million members at December 31, 2003, down from 2.2 million members a year ago.

Risk Analysis and Management – Healthcare risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact healthcare costs. These utilization trends can be attributable to adjustments in healthcare delivery systems, such as the development of new practice standards or breakthrough treatments. Furthermore, changes to product design may also impact utilization trends. These changes include amendments that modify covered benefits or funding changes that shift financial burden from the employer to the employee.

The Company manages some of these risks through medical cost management, product design, and underwriting management. The Company manages medical costs through dedicated provider contracting. In addition, the Company continues to invest in enhanced care management programs. Product designs that shift healthcare costs to members typically help control utilization. Medical underwriting by case risk has also been expanded. Through the combination of medical cost management, product design, and underwriting management, the Company strives to ensure continued profitability.

Outlook – Great-West Healthcare

The Company recognizes that the healthcare marketplace is changing. While costs are rapidly rising, the traditional "gatekeeper" model to control costs does not appear to be the answer. The Company has eliminated referrals on most health plans and will reduce focus on the HMO product in most markets. The Company continues to explore product design options that reduce cost to the employer and provide incentives for employees to become more engaged in healthcare buying decisions. The Company has successfully launched a first-of-its-kind tiered benefits approach in the consumer driven arena, and also implemented its Health Reimbursement Account (HRA) capability. The Company will continue to explore further innovations in the consumer driven product area including Health Spending Account models enabled through recent changes in Medicare legislation. Efforts surrounding provider re-contracting and enhanced disease management will build on the success achieved during 2003 in enhancing the Company's medical cost and market positions. These efforts are a key element in controlling health care costs for its members and enhancing its ability to attract new members in the future.

During 2003, the Company was successful in its efforts to combine its multiple distribution channels under one name – Great-West Healthcare. Efforts to enhance brand awareness continue. Based on the Company's evaluation of the marketplace, the sales organization has been reorganized along market segments: Select, focusing on employers with less than 250 employees; Mid-market, focusing on employers with 250-500 employees; the National Account, focusing on employers with over 2,500 employees; and Specialty Risk, a new market segment exploring new business opportunities outside the Company's typical target market. New leadership has rebuilt the sales team, brought renewed focus on market segments, and implemented a sales process to improve overall effectiveness of the sales organization. A new sales support function has been built and will continue to focus on supporting and improving the sales process and customer satisfaction.

The Company continues to evaluate opportunities to enhance customer satisfaction and reduce administrative costs. The Company's successful implementation of HIPAA (Health Insurance Portability and Accountability Act of 1996) and focus on Web enabled technology will likely increase automated interactions with providers, employers and members.

The Company plans on achieving further productivity improvements in 2004. As an example, claims processing costs will likely decrease due to: consolidation of claims processing and customer service locations, enhancements to the auto-adjudication levels (compared to manual processed payments), and implementation of productivity improvement software (claims workflow software). A dedicated team has been formed to further explore and implement additional opportunities.

INTEGRATION OF CANADA LIFE

Subsequent to year end, on January 14, 2004, the Company announced the proposed sale of the Canada Life U.S. group life and health insurance business (excluding stop loss) to Jefferson Pilot Corporation. The transaction is expected to close in the first quarter of 2004, subject to regulatory approvals. This business represents approximately $340 million (US) in annual premium. The transaction should not have a significant impact on the financial results of Great-West Healthcare in 2004.

FINANCIAL SERVICES

The Financial Services Division offers a wide range of protection and wealth management products and related services.

MARKET POSITION	PRODUCTS AND SERVICES	DISTRIBUTION
• One of the ten largest defined contribution recordkeepers in the country, providing services to 2,265,713 participants • Significant market share in state and government deferred compensation plans	**Retirement Services** • Enrollment services, communication materials, investment options and education services to employer-sponsored contribution plans • Comprehensive administrative and recordkeeping services for financial institutions and employer-sponsored defined contribution plans. **Individual Markets** • Business-owned life insurance (BOLI) marketing products and customer services targeting the general corporate and financial institution benefit plan markets • Savings vehicles and services aimed at providing an enhanced value offering to customers in the education market	• 222 pension consultants, representatives and service personnel serving the retirement services market • FASCorp provides recordkeeping and administrative services through institutional partners • Marketing agreements with financial institutions to distribute individual life insurance • Clarke Consulting distributes business-owned life insurance products (BOLI) • Charles Schwab & Co. Inc. distributes individual life insurance and annuities

HIGHLIGHTS

- Consolidated net income after taxes increased by $34 million or 14% in 2003 from 2002, primarily due to earnings generated from Canada Life of $31 million.
- Retirement participant accounts have increased by 5% in 2003 to 2,265,713 at December 31, 2003 compared to 2,159,910 at December 31, 2002.
- In 2003, the Company continued its efforts to partner with large financial institutions to provide individual term life insurance to the general population resulting in inforce policies of 116,739 at December 31, 2003 compared to 74,080 at December 31, 2002.

Consolidated Net Income
Years ended December 31 (in $ millions)

	2003			2002		
	Shareholder	Participating	Total	Shareholder	Participating	Total
Income:						
Premium income	$ 967	$ 420	$ 1,387	$ 1,016	$ 396	$ 1,412
Bulk reinsurance - initial ceded premiums	(2,093)	-	(2,093)	-	-	-
	(1,126)	420	(706)	1,016	396	1,412
Net investment income	834	485	1,319	813	561	1,374
Fee and other income	324	1	325	350	-	350
Total income	32	906	938	2,179	957	3,136
Benefits and Expenses:						
Paid or credited to policyholders	(719)	869	150	1,484	925	2,409
Other	336	40	376	347	21	368
Net operating income before income taxes	415	(3)	412	348	11	359
Income taxes	140	(7)	133	107	1	108
Net income before non-controlling interests	275	4	279	241	10	251
Non-controlling interests	-	4	4	-	10	10
Net income before *goodwill amortization*	275	-	275	241	-	241
Amortization of goodwill	-	-	-	-	-	-
Net income	$ 275	$ -	$ 275	$ 241	$ -	$ 241
Summary of Net Income						
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -
Net income - common shareholders	275	-	275	241	-	241
Net income	$ 275	$ -	$ 275	$ 241	$ -	$ 241

The financial results of the Financial Services Division include the Individual Life and Wealth Divisions of the Canada Life U.S. operations from the date of acquisition for 2003.

On September 1, 2003, the Company announced a new name for use in connection with the defined contribution products and services of the Company's Financial Services division. The new brand, Great-West Retirement Services, is intended to bring together multiple products and services under one brand name and to capitalize on the brand recognition of the Company's name. Previously, the premiums, deposits, accounts, etc., were reported separately for the public/non-profit and corporate market sectors in the management discussion and analysis. Due to this consolidation of products and services under one brand name, the data has been updated to reflect the combination.

On July 10, 2003, Lifeco completed its acquisition of CLFC, which is a Canadian-based holding company of insurance companies with business principally in Canada, the United Kingdom, the United States and the Republic of Ireland. In the United States, CLFC's subsidiary insurance companies sell individual and group insurance and annuity products.

Net income attributable to shareholders for 2003 increased by $34 million or 14% from 2002. The increase in earnings, compared to a year ago, was primarily related to the inclusion of Canada Life operations from the date of acquisition which represents approximately $31 million. Offsetting these positive variances is a decrease in investment margins on general account liabilities and mortality experience in 2003.

As part of a risk rebalancing program related to the acquisition of Canada Life, the Financial Services business unit entered into a reinsurance agreement during the third quarter of 2003 with a third-party reinsurer to cede a portion of the guaranteed investment contracts (GICs). This agreement was retroactive to April 1, 2003 and resulted in $2,093 million of ceded premiums and paid or credited to policyholders being recorded in 2003.

Excluding the effect of the reinsurance agreement, discussed above, and premiums and deposits associated with the Canada Life acquisition of $296 million, premiums and deposits have decreased from 2002 by approximately $1.1 billion. The decrease was primarily due to the strengthening of the Canadian dollar of $510 million. Excluding the effects of the exchange rates, the business unit has experienced lower BOLI premiums as sales have slowed, and lower single premium annuity deposits.

Net investment income has decreased by $55 million in 2003 compared to 2002. Included in net investment income is investment earnings from the acquisition of Canada Life of $194 million and a $97 million reduction related to the bulk reinsurance agreement. The remaining variance is associated with the strengthening of the Canadian dollar and lower investment margins on general account liabilities. The interest crediting rates on various retirement and insurance products are being reset to lower levels.

Excluding the impact on fees due to the Canada Life acquisition of $4 million, fee income has decreased $29 million in 2003, primarily due to the fluctuation in the foreign exchange rates.

Total benefits and expenses include a reduction of $2,190 million in 2003 for the total impact of the bulk reinsurance agreement, as well as an increase from the acquisition of Canada Life of $339 million. Excluding these items, total benefits and expenses have decreased $400 million, primarily due to the fluctuation of foreign exchange rates.

A regulated percentage of returns in the participating account is credited to the shareholder account. In 2003 the amount credited was $14 million, up slightly from $9 million in 2002.

Financial Services - Divisional Summary
Years ended December 31 (in $ millions)

	Premiums and Deposits			Sales		
	2003	2002	% Change	**2003**	2002	% Change
Business/Product						
Individual Markets	$ **1,000**	$ 1,147	-13%	$ **283**	$ 779	-64%
Individual Markets fee income	**46**	41	12%	-	-	-
Retirement Services	**3,491**	4,128	-15%	**1,811**	225	-
Retirement Services fee income	**279**	309	-10%	-	-	-
Total	$ **4,816**	$ 5,625	-14%	$ **2,094**	$ 1,004	109%

RETIREMENT SERVICES

The impact on premiums and deposits from the reinsurance agreement discussed above is reflected in the Retirement Services business unit. Premiums and deposits to separate accounts net of the bulk reinsurance agreement discussed above totaled $3.5 billion in 2003, a decrease of 15% from 2002, the majority of which was related to the fluctuation in exchange rates.

Fee income decreased during 2003, primarily due to currency fluctuations, when compared to 2002. Retirement products variable asset-based fees fluctuate with fluctuations in the participant account values. Account values change due to cash flow and unrealized market gains and losses associated with fluctuations in the U.S. equities market.

Retirement participant accounts, including third-party administration and institutional accounts, increased 5% in 2003, from 2,159,910 at December 31, 2002 to 2,265,713 at December 31, 2003. Although the segment experienced a decrease in one large case termination of 117,000 participant accounts in the first quarter of 2003, this was offset by growth from sales and increased participation in existing case sales during 2003.

Fixed assets for Retirement Services decreased from $6.4 billion in 2002, including 401(k), to $5.7 billion in 2003, primarily due to fluctuations in exchange rates. Excluding the impact of exchange rates, separate account assets including both variable and fixed separate accounts increased in 2003 due to growth in the U.S. equities markets.

Risk Analysis and Management – Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Variables are subject to the volatility of the U.S. equities market and the economy. The Company protects itself from risks associated with early surrenders through contract fees and termination charges.

Emphasis is placed on retention of major cases and the corresponding maturity of certificates of these cases. Expense management programs are constantly monitored to control unit costs in the third-party administration business segment.

INDIVIDUAL MARKETS

Excluding the impact of the Canada Life acquisition, individual market revenue premiums and deposits decreased from $1.1 billion in 2002 to $1.0 billion in 2003. Of the decrease in premiums and deposits in 2003, the majority was driven by the strengthening of the Canadian dollar. Net of the impact of the currency fluctuations, premiums and deposits were lower in 2003 primarily due to lower sales of the BOLI product. Lower interest rates and weak U.S. equity markets in the early part of 2003 were also contributors to the lower premiums and deposits in BOLI and other individual markets.

In 2003, the Company continued its efforts to partner with large financial institutions to provide individual term life insurance to the general population. At December 31, 2003, there were 116,739 policies in force, compared to 74,080 at December 31, 2002.

In 1996, the U.S. Congress enacted legislation to phase out the tax deductibility of interest on policy loans on a segment of the corporate-owned life insurance market. As a result of these legislative changes, the Company has shifted its emphasis from this segment to the general corporate and financial institution benefit plan market.

Through the acquisition of Canada Life, Individual Markets has expanded its in force blocks of individual protection (participating and non-participating whole life, term, and universal life insurance) and wealth management products (variable annuities, single premium immediate annuities, structured settlements, and guaranteed investment contracts). The area is focused on fully integrating the operational units and systems, and providing excellent customer service to support retention efforts.

The Division is also bringing an enhanced focus to service and retention in the Education Market, while initiating sales utilizing a value focused product under the Educators Money brand.

Risk Analysis and Management – The traditional lines of life insurance are no longer actively marketed. Various programs have been introduced emphasizing retention of the business.

In the large case BOLI business, the risk associated with surrenders in the General Account product line is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal. Ongoing sales in the BOLI market focus on the delivery of segregated fund (stable value and variable fund) products.

OUTLOOK – FINANCIAL SERVICES

Continued emphasis on expense management and effective customer service will allow the Company to remain competitive in the market.

Sales are expected to grow in the 401(k) area in 2004, due to investment in the Financial Services sales model.

INTEGRATION OF CANADA LIFE

The integration of Canada Life is proceeding as planned in the Individual and Wealth lines of business. Canada Life's distribution channels were effectively closed and new business ceased shortly after the initial close. Administrative office functions will have been fully integrated by the end of the first quarter of 2004. Expense synergies should be fully realized by the end of the second quarter 2004.

CORPORATE

The Corporate segment of United States operations includes investment income, expenses and charges not associated with major business units.

Consolidated Net Income
(in $ millions)

Years ended December 31	2003	2002
Income:		
Premium income	$ -	$ -
Bulk reinsurance - initial ceded premiums	-	-
	-	-
Net investment income	39	17
Fee and other income	4	1
Total income	43	18
Benefits and Expenses:		
Paid or credited to policyholders	(3)	(2)
Other	16	9
Distribution on Capital Trust Securities	-	-
Net operating income before income taxes	30	11
Income taxes	-	5
Net income before non-controlling interests	30	6
Non-controlling interests	-	-
Net income	$ 30	$ 6
Summary of Net Income		
Preferred shareholder dividends	$ -	$ -
Net income - common shareholders	30	6
Net income	$ 30	$ 6

Corporate results for 2003 are comprised mostly of investment income on surplus, prior year tax adjustments and operating expenses associated with corporate initiatives. The increase in 2003 is primarily driven by increased investment income and an increase in prior year tax credits.

LIFECO CORPORATE – 2003 OPERATING RESULTS

The Lifeco Corporate segment, established in 2003, captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the Company.

Consolidated Net Income
(in $ millions)

Years ended December 31	2003	2002
Income:		
Premium income	$ -	$ -
Bulk reinsurance - initial ceded premiums	-	-
	-	-
Net investment income	2	-
Fee and other income	-	-
Total income	2	-
Benefits and Expenses:		
Paid or credited to policyholders	-	-
Other	4	-
Restructuring costs	31	-
Net operating income before income taxes	(33)	-
Income taxes	(6)	-
Net income before non-controlling interests	(27)	-
Non-controlling interests	-	-
Net income	$ (27)	$ -
Summary of Net Income		
Preferred shareholder dividends	$ -	$ -
Net income - common shareholders	(27)	-
Net income	$ (27)	$ -

Lifeco Corporate results for 2003 are comprised mainly of restructuring costs related to the CLFC acquisition, U.S. withholding tax and Lifeco entity operating expenses.

- Restructuring Costs: Following the acquisition of CLFC on July 10, 2003, a plan was developed to restructure and exit selected operations of CLFC (see note 3 in the Company's 2003 financial statements). Costs of $497 million before income tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, shareholder net income, Lifeco Corporate segment, includes restructuring costs of $31 million pre-tax ($20 million after-tax).
- U.S. withholding tax is incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries and was $5 million in 2003.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements and Annual Information Form are available at www.sedar.com.

GREAT-WEST LIFECO

RELEASE

Readers are referred to the disclaimer regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX : GWO

Great-West Lifeco reports first quarter 2004 results

Winnipeg, April 29, 2004 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $383 million for the three months ended March 31, 2004, compared to $253 million reported a year ago, an increase of 51%. On a per share basis, this represents $0.856 per common share for the first quarter of 2004, an increase of 24%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $376 million or $0.841 per common share.

Highlights

- For the first quarter of 2004, common shareholder net income, excluding restructuring charges, increased 51% and earnings per common share, on the same basis, increased 24% over the first quarter of 2003.
- Return on common shareholders' equity, excluding restructuring costs, was 19.8% for the twelve months ended March 31, 2004.
- Quarterly dividends declared were 32.25¢ per common share payable June 30, 2004. Dividends paid on common shares for the first three months of 2004 were 19% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation, London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

.../2

CANADA/EUROPE SEGMENT

Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the first quarter of 2004 increased 85% to $224 million from $121 million a year ago.

The increase was due to strong operating earnings for Great-West Life, London Life, and CLFC's Canadian and European businesses. The CLFC results were not a part of last year's first quarter numbers.

Total premiums and deposits for the three months ended March 31, 2004 increased $3.9 billion from 2003 levels. The increase reflects the inclusion of CLFC in 2004 together with solid increases in segregated funds deposits.

Fee income for the three months ended March 31, 2004 increased $147 million from a year ago, as a result of the inclusion of CLFC in 2004 as well as higher segregated funds assets.

Total assets under administration at March 31, 2004 were $117.7 billion, up $5.6 billion from December 31, 2003 levels, with increases in general funds of $1.7 billion and in segregated funds of $3.9 billion.

UNITED STATES SEGMENT

United States consolidated net earnings of Lifeco attributable to common shareholders for the first quarter of 2004 increased 20% to $159 million from $132 million a year ago.

The increase was primarily related to favourable results for Financial Services reflecting the inclusion of CLFC in 2004.

Total premiums and deposits for the three months ended March 31, 2004 reflect increases for Financial Services retirement products and decreases in Healthcare premiums essentially reflecting the cession of Canada Life's U.S. group business during the first quarter of 2004.

The decrease in fee income for the three months ended March 31, 2004 is attributable to the Group health ASO business.

Total assets under administration were $47.8 billion at March 31, 2004 essentially unchanged from December 31, 2003 levels.

.../3

LIFECO CORPORATE

Corporate net earnings results for Lifeco, attributable to common shareholders, were a net charge of $7 million comprised of restructuring costs related to the acquisition of CLFC.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.3225 per share on the common shares of the Company payable June 30, 2004 to shareholders of record at the close of business June 2, 2004.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share; and
- Series F First Preferred Shares $0.36875 per share payable June 30, 2004 to shareholders of record at the close of business June 2, 2004;
- Class A, Series 1 Preferred Shares $0.3125 per share payable July 31, 2004 to shareholders of record at the close of business July 2, 2004.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its companies, including Canada Life have more than $165 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../4

Forward-Looking Information and Non-GAAP Financial Measures
This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. We caution that the foregoing list of important factors is not exhaustive. The reader is cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements.

Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance excluding acquisition related restructuring charges. These are non-GAAP financial measures that do not have standard meanings and are not directly comparable to similar measures used by other issuers.

Further information
Selected financial information is attached.

Great-West Lifeco's first quarter analyst teleconference will be held Thursday, April 29, at 3:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:
- Participants in the Toronto area: 416-405-8532
- Participants from North America: 1-877-295-2825
- Participants from Overseas: Dial international access code first, then 800-3420-4230.

A replay of the call will be available from April 29, until May 6, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3031763#).

Additional information relating to Lifeco, including most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), Annual Information Form (AIF) and CEO/CFO certificates will be filed on SEDAR at www.sedar.com. Lifeco will also be filing on SEDAR an Enhanced MD&A for the year ended December 31, 2003 to respond to new enhanced MD&A disclosure obligations for issuers, including the Company, as set out in National Instrument 51-102 – Continuous Disclosure Obligations.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions, except per share amounts)

	2004	2003	% Change
For the three months ended March 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 3,411**	$ 2,949	16%
Self-funded premium equivalents (ASO contracts) (1)	**2,007**	2,166	-7%
Segregated funds deposits: (1)			
Individual products	**1,658**	526	215%
Group products	**2,613**	1,045	150%
Total premiums and deposits	**9,689**	6,686	45%
Fee and other income	**532**	433	23%
Paid or credited to policyholders	**3,769**	3,322	13%
Net income attributable to:			
Preferred shareholders	**14**	6	133%
Common shareholders before restructuring costs (2)	**383**	253	51%
Restructuring costs after tax (2)	**7**	-	
Common shareholders	**376**	253	49%
Per Common Share			
Basic earnings before restructuring costs (2)	**$ 0.856**	$ 0.690	24%
Restructuring costs after tax (2)	**0.015**	-	
Basic earnings after restructuring costs	**0.841**	0.690	22%
Dividends paid	**0.3225**	0.270	19%
Book value	**17.39**	11.47	52%
Return on common shareholders' equity (12 months):			
Net income before restructuring costs (2)	**19.8%**	23.5%	
Net income	**19.5%**	23.5%	
At March 31			
Total assets	**$ 99,338**	$ 59,533	67%
Segregated funds assets (1)	**66,147**	33,938	95%
Total assets under administration	**$ 165,485**	$ 93,471	77%
Capital stock and surplus	**$ 8,892**	$ 4,626	92%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 in the Company's interim financial statements). Costs of $497 before tax are expected to be incurred as a result, including approximately $412 that was recognized as part of the purchase equation of CLFC, and $85 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the three months ended March 31, 2004 includes restructuring costs of $7 after tax or $.015 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring charges related to the acquisition of CLFC, and incurred during the period.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions, except per share amounts)

	For the three months ended March 31 2004	2003
Income		
Premium income	**$ 3,411**	$ 2,949
Net investment income	**1,324**	948
Fee and other income	**532**	433
	5,267	4,330
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,769**	3,322
Commissions	**291**	170
Operating expenses	**584**	430
Restructuring costs (note 2)	**9**	-
Premium taxes	**52**	30
Amortization of finite life intangible assets (note 3)	**3**	-
Distribution on capital trust securities (note 5)	**7**	5
Net income before income taxes	**552**	373
Income taxes - current	**164**	81
- future	**(27)**	25
Net income before non-controlling interests	**415**	267
Non-controlling interests (note 5)	**25**	8
Net income	**$ 390**	$ 259
Earnings per common share (note 9)		
Basic	**$ 0.841**	$ 0.690
Diluted	**$ 0.833**	$ 0.683

Summary of Net Income		
Preferred shareholder dividends	**$ 14**	$ 6
Net income - common shareholders	**376**	253
Net income	**$ 390**	$ 259
Average number of shares outstanding - basic	446,686,942	366,235,013
Average number of shares outstanding - diluted	450,938,328	370,254,386

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	March 31, 2004	December 31, 2003	March 31, 2003
Assets			
Bonds	**$ 55,695**	$ 54,208	$ 33,884
Mortgage loans	**15,150**	15,088	7,601
Stocks	**3,260**	3,199	1,416
Real estate	**1,606**	1,594	1,215
Loans to policyholders	**6,709**	6,566	5,869
Cash and certificates of deposit	**2,265**	2,461	966
Funds withheld by ceding insurers	**3,914**	4,142	4,791
Premiums in course of collection	**448**	448	352
Interest due and accrued	**925**	882	538
Future income taxes	**421**	482	99
Goodwill and intangible assets (note 3)	**6,765**	6,663	1,682
Other assets	**2,180**	1,718	1,120
Total assets	**$ 99,338**	$ 97,451	$ 59,533
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 68,265**	$ 66,999	$ 43,332
Provision for claims	**946**	1,092	590
Provision for policyholder dividends	**535**	544	353
Provision for experience rating refunds	**599**	840	874
Policyholder funds	**2,164**	2,023	1,896
	72,509	71,498	47,045
Commercial paper and other loans (note 4)	**2,572**	2,576	1,568
Current income taxes	**586**	619	447
Funds held under reinsurance contracts	**4,489**	4,655	-
Other liabilities	**4,708**	4,355	2,619
Repurchase agreements	**736**	503	220
Net deferred gains on portfolio investments sold	**2,355**	2,237	984
	87,955	86,443	52,883
Non-controlling interests (note 5)	**2,491**	2,418	2,024
Capital Stock and Surplus			
Capital stock (note 6)	**5,788**	5,783	1,981
Surplus	**3,201**	2,993	2,517
Provision for unrealized gain (loss) on translation of net investment in foreign operations	**(97)**	(186)	128
	8,892	8,590	4,626
Liabilities, capital stock and surplus	**$ 99,338**	$ 97,451	$ 59,533

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2004	2003
Balance, beginning of year	**$ 2,993**	$ 2,382
Net income	**390**	259
Change in accounting policy (note 1(b))	**(4)**	-
Contributed surplus - Stock option expense		-
Change in accounting policy (note 1(b))	**5**	-
Current year expense (note 7)	**2**	
Common share cancellation excess	**(27)**	(19)
Dividends to shareholders		
Preferred shareholders	**(14)**	(6)
Common shareholders	**(144)**	(99)
Balance, end of period	**$ 3,201**	$ 2,517

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended March 31	
	2004	2003
Operations		
Net income	**$ 390**	$ 259
Adjustments for non-cash items:		
Change in policy liabilities	**677**	114
Change in funds withheld by ceding insurers	**228**	(5)
Change in current income taxes payable	**(71)**	(7)
Future income tax expense	**(27)**	25
Other	**(216)**	429
Cash flows from operations	**981**	815
Financing Activities		
Issue of common shares	**12**	2
Purchased and cancelled common shares	**(33)**	(22)
Issue of debentures	**-**	600
Repayment of commercial paper and other loans	**(8)**	(14)
Debenture issue costs	**-**	(6)
Dividends paid	**(158)**	(105)
	(187)	455
Investment Activities		
Bond sales and maturities	**10,215**	6,831
Mortgage loan repayments	**455**	333
Stock sales	**418**	225
Real estate sales	**34**	56
Change in loans to policyholders	**(11)**	(18)
Change in repurchase agreements	**227**	(262)
Reinsurance transactions	**(428)**	-
Investment in bonds	**(10,913)**	(8,165)
Investment in mortgage loans	**(466)**	(123)
Investment in stocks	**(500)**	(85)
Investment in real estate	**(21)**	(8)
	(990)	(1,216)
Increase (decrease) in cash and certificates of deposit	**(196)**	54
Cash and certificates of deposit, beginning of year	**2,461**	912
Cash and certificates of deposit, end of period	**$ 2,265**	$ 966

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions, except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2004 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2003, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2003.

(b) New Accounting Requirements for 2004

Stock Based Compensation

Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock based compensation and payments at grant date for options granted beginning on or after January 1, 2002. This change in accounting policy has been applied retroactively without restatement of prior years' financial statements and, results in a charge of $4 to shareholders' surplus, a charge of $1 to non-controlling interests and an increase in contributed surplus of $5.

(c) Certain of 2003 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Restructuring Costs

Following the acquisition of CLFC on July 10, 2003, the Company developed a plan to restructure and exit selected operations of Canada Life Financial Corporation (CLFC). The Company expects the restructuring to be substantially completed by the end of 2004. Costs of $497 are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations and systems, compensation costs and facilities. The costs include approximately $412 that was recognized as part of the purchase equation of CLFC. Costs of approximately $85 will be charged to income as incurred.

The following details the amount and status of restructuring and exit program costs:

	Expected total costs	Amounts utilized - 2003	Amounts utilized - 2004	Total amounts utilized	Balance March 31, 200
Eliminating duplicate systems	$ 118	$ 13	$ 17	$ 30	$ 88
Exiting and consolidating operations	71	28	12	40	31
Compensation costs	264	84	18	102	162
Exiting and consolidating facilities	44	-	2	2	42
	$ 497	$ 125	$ 49	$ 174	$ 323
Accrued on acquisition	$ 412	$ 94	$ 40	$ 134	$ 278
Expense as incurred	85	31	9	40	45
	$ 497	$ 125	$ 49	$ 174	$ 323
Canada/Europe	$ 452	$ 108	$ 40	$ 148	$ 304
United States	45	17	9	26	19
	$ 497	$ 125	$ 49	$ 174	$ 323

3. Goodwill and Intangible Assets

(a) Carrying value of goodwill and changes in carrying value of goodwill for the three months ended March 31 are as follows:

	2004	2003
Balance, beginning of year	**$ 5,265**	$ 1,158
Changes in allocation of purchase price of CLFC	**101**	-
Changes in foreign exchange rates	**-**	(5)
Balance, end of period	**$ 5,366**	$ 1,153

The change in the allocation of the purchase price of CLFC consists of decreases in the values of bonds and other assets acquired of $16, increases in the value of policy liabilities assumed of $9 and increases in the value of other liabilities assumed of $76.

The goodwill arising from the CLFC acquisition may be adjusted in 2004 in terms of both amount and allocation to the Company's major reportable segments as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed of CLFC.

(b) Carrying value of intangible assets and changes in carrying value of intangible assets for the three months ended March 31 are as follows:

	2004	2003
Balance, beginning of year	**$ 1,398**	$ 529
Amortization of finite life intangible assets	**(3)**	-
Changes in foreign exchange rates	**4**	-
Balance, end of period	**$ 1,399**	$ 529

4. Commercial Paper and Other Loans

Commercial paper and other loans consist of the following:

As at March 31	2004			2003		
	Canada/ Europe	United States	Total	Canada	United States	Total
Short Term						
Commercial paper and other short term borrowings with interest rates from 1.1% to 1.2% (1.4% in 2003)	$ -	$ 121	$ 121	$ -	$ 139	$ 139
Revolving credit in respect of reinsurance business with interest rates from 1.3% to 2.9% maturing within one year (1.6% to 3.4% in 2003)	26	-	26	37	-	37
Total short term	26	121	147	37	139	176
Long Term						
Operating:						
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.4% in 2003	-	-	-	122	-	122
Other notes payable with interest of 8.0%	11	-	11	13	-	13
	11	-	11	135	-	135
Capital:						
Five year term facility at rates of: $471 at Canadian 90-day Bankers' Acceptance; $126 at 90-day LIBOR rate	597	-	597	-	-	-
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	277	-	277	-	-	-
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	210	-	210	-	-	-
6.75% Debentures due August 10, 2015, unsecured	200	-	200	200	-	200
6.14% Debentures due March 21, 2018, unsecured	200	-	200	200	-	200
Series B 6.40% Debentures due December 11, 2028, unsecured	101	-	101	-	-	-
6.74% Debentures due November 24, 2031, unsecured	200	-	200	200	-	200
6.67% Debentures due March 21, 2033, unsecured	400	-	400	400	-	400
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	-	229	229	-	257	257
Sub total	2,185	229	2,414	1,000	257	1,257
Total long term	2,196	229	2,425	1,135	257	1,392
Total	$ 2,222	$ 350	$ 2,572	$ 1,172	$ 396	$ 1,568

5. Non-Controlling Interests

The Company controlled a 100% equity interest in The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2004 and March 31, 2003 and in The Canada Life Assurance Company (Canada Life) at March 31, 2004. The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and its subsidiaries are:

a) **For the three months ended March 31**	**2004**	2003
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	**$ 24**	$ 25
London Life	**142**	133
Canada Life	**46**	-
GWL&A	**58**	47
Policyholder dividends		
Great-West	**(22)**	(23)
London Life	**(130)**	(130)
Canada Life	**(46)**	-
GWL&A	**(52)**	(47)
Net income	**20**	5
Preferred shareholder dividends of subsidiaries	**5**	3
Non-controlling interests in capital stock and surplus	**-**	-
Total	**$ 25**	$ 8
Distribution on Great-West Life Capital Trust Securities	**$ 5**	$ 5
Distribution on Canada Life Capital Trust Securities	**7**	-
Trust units held by consolidated group as temporary investments	**(5)**	-
Total	**$ 7**	$ 5

b) As at	March 31, 2004	December 31, 2003	March 31, 2003
Participating policyholder undistributed surplus			
Great-West	$ 346	$ 345	$ 332
London Life	998	985	914
Canada Life	48	50	-
GWL&A	211	202	227
	1,603	1,582	1,473
Preferred shareholders of subsidiaries	370	370	209
Non-controlling interests in capital stock and surplus	-	-	1
Trust units issued by Great-West Life Capital Trust	350	350	350
Trust units issued by Canada Life Capital Trust	450	450	-
Acquisition related fair market value adjustment	40	41	-
Trust securities held by consolidated group as temporary investments	(322)	(375)	(9)
	518	466	341
	$ 2,491	$ 2,418	$ 2,024

6. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	March 31, 2004		March 31, 2003	
	Number	Stated Value	Number	Stated Value
Preferred Shares:				
Series C, 7.75% Non-Cumulative First Preferred Shares	-	$ -	4,000,000	$ 100
Series D, 4.70% Non-Cumulative First Preferred Shares	8,000,000	200	8,000,000	200
Series E, 4.80% Non-Cumulative First Preferred Shares	23,868,131	597	-	-
Series F, 5.90% Non-Cumulative First Preferred Shares	7,957,006	199	-	-
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	5,192,242	130	5,192,242	130
Balance, end of period	45,017,379	$ 1,126	17,192,242	$ 430

Common Shares:

Balance, beginning of year	**446,561,962**	**$ 4,658**	366,376,712	$ 1,552
Purchased and cancelled under Normal Course Issuer Bid	**(684,500)**	**(7)**	(600,700)	(3)
Issued under Stock Option Plan	**825,639**	**11**	149,946	2
Balance, end of period	**446,703,101**	**$ 4,662**	365,925,958	$ 1,551
Total Capital Stock		**$ 5,788**		$ 1,981

7. Stock Based Compensation

141,000 options were granted under the Company's stock option plan for the three months ended March 31, 2004 (367,000 options were granted during the first quarter of 2003). The weighted-average fair value of options granted during the three months ended March 31, 2004 was $13.05 per option ($9.89 per option during the three months ended March 31, 2003). The fair value of each option granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the three months ended March 31, 2004 and March 31, 2003 respectively: dividend yield 2.530% (2.820%), expected volatility 25.90% (26.16%), risk-free interest rate 4.180% (4.742%), and expected life of 7 years (7 years).

In accordance with the fair value based method of accounting compensation expense has been recorded on the options granted under the Company's stock option plan since January 1, 2002 based on the fair value of the options granted, amortized over the vesting period. Compensation expense of $2 million, after tax, has been recognized for the three months ended March 31, 2004. For the three months ended March 31, 2003, the intrinsic value based method of accounting was applied, and as a result, no compensation expense was recorded for options granted under the Company's plan. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002. The Company's net income for the three months ended March 31, 2003 on this basis would have been reduced by less than $1 million and earnings per common share would have been reduced by $0.001.

8. Reinsurance Transactions

During the first quarter of 2004, the Company's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $423 associated with the transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income with a corresponding reduction to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of cash and other assets of $454, a reduction of policyholder liabilities of $419, and a reduction of other liabilities of $35.

9. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31	
	2004	2003
a) Earnings		
Net income - common shareholders	**$ 376**	$ 253
b) Number of Common Shares at March 31		
Average number of common shares outstanding	**446,686,942**	366,235,013
Add:		
-Potential exercise of outstanding stock options	**4,251,386**	4,019,373
Average number of common shares outstanding - diluted basis	**450,938,328**	370,254,386
Earnings per Common Share		
Basic	**$ 0.841**	$ 0.690
Diluted	**$ 0.833**	$ 0.683

10. Commitments (changes since December 31, 2003 annual report)

LRG has a syndicated letter of credit facility providing U.S. $1,100 in letters of credit capacity. At December 31, 2003 LRG had issued U.S. $925 in letters of credit under the facility. On January 5, 2004 two transactions resulted in the reduction of total issued letters of credit to U.S. $818.

LRG has issued U.S. $850 in letters of credit as at March 31, 2004.

11. Segmented Information

Consolidated Operations

For the three months ended March 31, 2004

	Canada/Europe						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Europe/ Reinsurance	Corporate	Total	Total	Total Canada/ Europe
Income:							
Premium income	$ 619	$ 836	$ 1,261	$ -	$ 2,716	$ 464	$ 3,180
Net investment income	72	258	204	5	539	354	893
Fee and other income	29	137	83	5	254	-	254
Total income	720	1,231	1,548	10	3,509	818	4,327
Benefits and Expenses:							
Paid or credited to policyholders	465	912	1,326	5	2,708	703	3,411
Other	184	178	136	7	505	87	592
Restructuring costs	-	-	-	-	-	-	-
Amortization of intangible assets	-	-	-	3	3	-	3
Distribution on capital trust securities	-	-	-	7	7	-	7
Net operating income before income taxes	71	141	86	(12)	286	28	314
Income taxes	17	31	9	(14)	43	13	56
Net income before non-controlling interests	54	110	77	2	243	15	258
Non-controlling interests	-	-	-	5	5	15	20
Net income	$ 54	$ 110	$ 77	$ (3)	$ 238	$ -	$ 238
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 14	$ 14	$ -	$ 14
Net income - common shareholders	54	110	77	(17)	224	-	224
Net income	$ 54	$ 110	$ 77	$ (3)	$ 238	$ -	$ 238

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2004

	United States							
	Shareholder				Participating			
	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.	Total Lifeco Corporate	Total
Income:								
Premium income	$ (168)	$ 251	$ -	$ 83	$ 148	$ 231	$ -	$ 3,411
Net investment income	46	253	2	301	130	431	-	1,324
Fee and other income	189	86	2	277	1	278	-	532
Total income	67	590	4	661	279	940	-	5,267
Benefits and Expenses:								
Paid or credited to policyholders	(273)	372	-	99	259	358	-	3,769
Other	235	85	3	323	12	335	-	927
Restructuring costs	-	-	-	-	-	-	9	9
Amortization of intangible assets	-	-	-	-	-	-	-	3
Distribution on capital trust securities	-	-	-	-	-	-	-	7
Net operating income before income taxes	105	133	1	239	8	247	(9)	552
Income taxes	35	44	1	80	3	83	(2)	137
Net income before non-controlling interests	70	89	-	159	5	164	(7)	415
Non-controlling interests	-	-	-	-	5	5	-	25
Net income	$ 70	$ 89	$ -	$ 159	$ -	$ 159	$ (7)	$ 390

Summary of Net Income

Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 14
Net income - common shareholders	70	89	-	159	-	159	(7)	376
Net income	$ 70	$ 89	$ -	$ 159	$ -	$ 159	$ (7)	$ 390

GREAT-WEST
LIFECO INC.

For the three months ended March 31, 2003

	Canada						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Total	Total Canada
Income:							
Premium income	$ 574	$ 205	$ 1,152	$ 3	$ 1,934	$ 349	$ 2,283
Net investment income	51	111	165	32	359	236	595
Fee and other income	17	84	-	6	107	-	107
Total income	642	400	1,317	41	2,400	585	2,985
Benefits and Expenses:							
Paid or credited to policyholders	474	227	1,302	9	2,012	500	2,512
Other	120	93	7	9	229	68	297
Distribution on capital trust securities	-	-	-	5	5	-	5
Net operating income before income taxes	48	80	8	18	154	17	171
Income taxes	12	20	(3)	(5)	24	12	36
Net income before non-controlling interests	36	60	11	23	130	5	135
Non-controlling interests	-	-	-	3	3	5	8
Net income	$ 36	$ 60	$ 11	$ 20	$ 127	$ -	$ 127

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 6	$ 6	$ -	$ 6
Net income - common shareholders	36	60	11	14	121	-	121
Net income	$ 36	$ 60	$ 11	$ 20	$ 127	$ -	$ 127

GREAT-WEST LIFECO INC.

For the three months ended March 31, 2003

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating	Total U.S.		
	Healthcare	Financial Services	Corporate	Total	Total			
Income:								
Premium income	$ 373	$ 210	$ -	$ 583	$ 83	$ 666	$ -	$ 2,949
Net investment income	29	188	9	226	127	353	-	948
Fee and other income	240	85	1	326	-	326	-	433
Total income	642	483	10	1,135	210	1,345	-	4,330
Benefits and Expenses:								
Paid or credited to policyholders	288	320	(1)	607	203	810	-	3,322
Other	246	79	2	327	6	333	-	630
Distribution on capital trust securities	-	-	-	-	-	-	-	5
Net operating income before income taxes	108	84	9	201	1	202	-	373
Income taxes	38	24	7	69	1	70	-	106
Net income before non-controlling interests	70	60	2	132	-	132	-	267
Non-controlling interests	-	-	-	-	-	-	-	8
Net income	$ 70	$ 60	$ 2	$ 132	$ -	$ 132	$ -	$ 259
Summary of Net Income								
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 6
Net income - common shareholders	70	60	2	132	-	132	-	253
Net income	$ 70	$ 60	$ 2	$ 132	$ -	$ 132	$ -	$ 259

GREAT-WEST
LIFECO INC.

2003 Annual Information Form

DATED April 29, 2004

GREAT-WEST LIFECO INC.
100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

Great-West Lifeco Inc.

Annual Information Form Index

*** Please refer to the Enhanced Management's Discussion and Analysis dated January 29, 2004 and filed on May 5, 2004.**

GENERAL

This Annual Information Form ("AIF") is intended to provide background information that is relevant to a proper understanding of the nature of Great-West Lifeco Inc. ("Lifeco") and its operations.

Unless otherwise indicated, all information in this AIF is presented as at December 31, 2003. Financial information is presented in accordance with generally accepted accounting principles, and all amounts are expressed in Canadian dollars. Some of the 2002 financial information presented for comparative purposes has been reclassified to conform with the presentation adopted in 2003.

Pages 1 - 11 and 61 - 107 of Lifeco's 2003 Annual Report, Lifeco's Enhanced Management's Discussion and Analysis, and the information under the heading "ELECTION OF DIRECTORS" on pages 5 – 14 of Lifeco's March 4, 2004 Management Proxy Circular are hereby incorporated by reference into this AIF.

This AIF and the documents incorporated by reference herein may contain forward-looking statements about Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Lifeco action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Lifeco, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lifeco due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Lifeco's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Lifeco has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This AIF and the documents incorporated by reference herein may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliation of these non-GAAP financial measures to measures prescribed by GAAP.

CORPORATE STRUCTURE

Name and Incorporation

Great-West Lifeco Inc. was incorporated under the Canada Business Corporations Act on November 8, 1979 as 94972 Canada Inc. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated Certificate of Incorporation dated August 7, 1997 and were subsequently amended to create Non-Cumulative Class A Preferred Shares, Series 1 and Non-Cumulative First Preferred Shares, Series D, Series E, and Series F.

Intercorporate Relationships

The following diagram depicts the relationships between Lifeco and its material subsidiaries. Unless otherwise indicated, all such subsidiaries were incorporated or have been continued under the laws of Canada. Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary. Lifeco also owns 100% of the non-voting securities of London Life Insurance Company ("London Life") and less than 1% of the non-voting securities of The Great-West Life Assurance Company ("Great-West").


Great-West Lifeco Inc.
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
Canada Life Financial Corporation
London Insurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)
The Canada Life Assurance Company
London Life Insurance Company

For a more complete diagram depicting the relationship between Lifeco and its subsidiaries please refer to page 1 of Lifeco's 2003 Annual Report.

GENERAL DEVELOPMENT OF BUSINESS

For a description of the general development of Lifeco's business over its last three completed financial years, a description of significant acquisitions and dispositions during 2003, and a discussion of any trends reasonably expected to have a material affect on Lifeco's business, financial condition or results of operation, see pages 1 - 11 and 61 - 107 of Lifeco's 2003 Annual Report and Lifeco's Enhanced Management's Discussion and Analysis.

On July 10, 2003, Lifeco acquired all of the outstanding common shares of Canada Life Financial Corporation ("CLFC") that it did not already control for consideration of approximately $7.2 billion, comprised of cash, Lifeco common shares, Lifeco First Preferred Shares Series E, and Lifeco First Preferred Shares Series F. Lifeco immediately transferred the CLFC common shares to Great-West for consideration of approximately $7.2 billion, comprised of cash, Great-West common shares, and the assumption of Lifeco debt by Great-West.

NARRATIVE DESCRIPTION OF THE BUSINESS

Lifeco is a financial services holding company with interests in the life insurance, health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada, the United States and Europe. Its major operating subsidiaries are Great-West and London Life in Canada, The Canada Life Assurance Company ("Canada Life") in Canada and in Europe, and Great-West Life & Annuity Insurance Company ("GWL&A") in the United States. Lifeco and its subsidiaries have more than $159 billion in assets under administration, and as at December 31, 2003 had approximately 19,500 employees worldwide. Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West, London Life, Canada Life, GWL&A and their subsidiaries. However, Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West offers effective benefit solutions for large and small employee groups. Together, Great-West, London Life, Canada Life and their subsidiaries serve the financial security needs of nearly 12 million people across Canada.

GWL&A is a leader in providing self funded employee health plans for businesses and in meeting the retirement income need of employees in the public/non-profit and corporate sectors. Headquartered in Denver, Colorado, GWL&A serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

For a further description of Lifeco's business, see pages 1 - 11 and 61 - 107 of Lifeco's 2003 Annual Report and Lifeco's Enhanced Management's Discussion and Analysis.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain financial data in summary form for each of Lifeco's three most recently completed financial years. Additional financial information, and a discussion of the factors affecting the comparability of the data, is included in Lifeco's Enhanced Management's Discussion and Analysis and on pages 61 - 107 of Lifeco's 2003 Annual Report. All of this information should be read in conjunction with Lifeco's Enhanced Management's Discussion and Analysis.

	For the years ended December 31			Compound Growth Rate (%)
	2003	2002	2001 (2)	2001-2003
For the Period	(in millions except per share amounts) (unaudited)			
Premiums:				
Life insurance, guaranteed annuities and insured health products	$12,441	$11,187	$10,477	9.0
Self-funded premium equivalents (ASO contracts) (1)	8,218	9,564	10,099	(9.8)
Segregated funds deposits: (1)				
Individual products	3,034	2,293	2,955	1.3
Group products	4,510	4,382	4,695	(2.0)
Total premiums and deposits	$28,203	$27,426	$28,226	(0.0)
Bulk reinsurance - initial ceded premiums (3)	(5,372)			
Net premiums and deposits	$22,831	$27,426	$28,226	(10.1)
Fee and other income	1,831	1,807	1,858	(0.7)
Net income	1,256	962	546	51.7
Preferred shareholder dividends paid	41	31	31	15.0
Net income - common shareholders before restructuring costs	1,215	931	515	
Restructuring costs (4)	20	-	-	
Net income - common shareholders	1,195	931	515	52.3
Return on common shareholders' equity before restructuring costs	20.7%	22.9%	13.7%	
Return on common shareholders' equity	20.4%	22.9%	13.7%	22.0
Per Share				
Basic earnings per common share before restructuring costs (4)	2.998	2.530	1.387	47.0
Restructuring costs after tax (4)	0.048	-	-	
Basic earnings per common share	2.950	2.530	1.387	45.8
Diluted earnings per common share	2.922	2.499	1.365	46.3
Book value per common share	16.72	11.68	10.47	26.4
Dividends paid per share				
Series B First Preferred	-	1.8625	1.8625	
Series C First Preferred	1.453125	1.9375	1.9375	(13.4)
Series D First Preferred	1.175	1.1750	1.1750	-
Series E First Preferred	0.56959	-	-	-
Series F First Preferred	0.70012	-	-	-
Class A Series 1	1.250	1.25	1.25	-
Common	1.125	0.945	0.78	20.1
At Period Ending				
Life insurance in force (face amount)	1,264,587	479,124	487,216	61.1
Annuities in force (funds held)	76,810	45,511	49,306	24.8
Health insurance in force (annualized premiums)	11,731	13,762	14,045	(8.6)
Total assets under administration	159,150	96,119	98,026	27.4
Long term debt				
- Mortgages on real estate	-	122	156	(100.0)
- Reinsurance debt & other notes payable	12	15	25	(30.7)
- Senior debentures	2,411	676	679	88.4
	2,423	813	860	67.9
Capital stock and surplus				
- Non-cumulative preferred shares	1,125	430	530	45.7
- Common shares	4,658	1,552	1,553	73.2
- Surplus	2,993	2,382	1,951	23.9
- Provision for unrealized gain on translation of net investment in foreign operations	(186)	344	363	
- Total	8,590	4,708	4,397	39.8

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to the contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) Includes two specific non-recurring charges, comprised of a third-quarter claims provision in Canadian operations of $73 million after-tax in the shareholder account, from the events of September 11, 2001; and a second –quarter charge of $165 million in United States Operations associated with Alta Health and Life Insurance Company.

(3) During 2003, as a part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West and GWL&A with third parties. Premiums related to the initial cession of in force policy liabilities were $5,372.

(4) Following the acquisition of CLFC by Great-West, a plan was developed to restructure and exit selected operations of CLFC (see note 3 in Lifeco's financial statements).Costs of $497 before tax are expected to be incurred as a result, including approximately $412 that was recognized as part of the purchase equation of CLFC, and $85 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the year ended December 31, 2003 includes restructuring costs of $20 after-tax or $0.48 per common

share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC and incurred during the period – refer to non-GAAP financial measures on page 1.

Dividends

Lifeco does not have a formal dividend policy. The declaration and payment of dividends is at the discretion of the Board of Directors and is dependent on Lifeco's earnings (which are derived from the earnings of its operating subsidiaries), financial condition, capital requirements and other considerations.

In December of 2002, Great-West Life Capital Trust (the "Trust"), an open-ended trust sponsored by Great-West, issued 350,000 Great-West Life Trust Securities – Series A (the "GREATs Series A"). Lifeco has agreed that if the Trust fails, in certain circumstances, to pay distributions on the GREATs Series A, and if Great-West does not at that time have public preferred shares outstanding, Lifeco will not pay dividends on its common shares or on its preferred shares until the 12th month following the Trust's failure to so pay the distributions on the GREATs Series A.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Lifeco's Enhanced Management's Discussion and Analysis dated January 29, 2004 and filed on May 5, 2004, is hereby incorporated by reference.

MARKET FOR SECURITIES

Lifeco's common shares, Non-Cumulative First Preferred Shares, Series "D", Non-Cumulative First Preferred Shares, Series "E", Non-Cumulative First Preferred Shares, Series "F", and Non-Cumulative Class A Preferred Shares, Series 1 are listed and posted for trading on The Toronto Stock Exchange.

DIRECTORS AND OFFICERS

Directors

Information as to the names, municipalities of residence, principal occupations, offices held with Lifeco, committee memberships, periods of service as directors, and security holdings of Lifeco's directors is set forth under the heading "ELECTION OF DIRECTORS" on pages 5 to 14 of Lifeco's Management Proxy Circular dated March 4, 2004.

Executive Officers

Name and Municipality of Residence	Principal Occupation
Raymond L. McFeetors Winnipeg, Manitoba and London, Ontario	Co-President and Chief Executive Officer of Lifeco since April 2000; President and Chief Executive Officer of Great-West and London Life; President and Chief Executive Officer of CLFC and Canada Life since July 2003.
William T. McCallum Greenwood Village, Colorado	Co-President and Chief Executive Officer of Lifeco since April 2000; President and Chief Executive Officer of GWL&A
Mitchell T. G. Graye Greenwood Village, Colorado	Vice-President, Finance, United States of Lifeco; Executive Vice-President and Chief Financial Officer of GWL&A
D. Craig Lennox Greenwood Village, Colorado	Vice-President, Counsel and Secretary, United States of Lifeco; Senior Vice-President, General Counsel and Secretary of GWL&A
William W. Lovatt Winnipeg, Manitoba	Vice-President, Finance, Canada of Lifeco; Executive Vice-President and Chief Financial Officer of Great-West and London Life
Sheila A. Wagar, Q.C. Winnipeg, Manitoba	Vice-President, Counsel and Secretary, Canada of Lifeco; Senior Vice-President, General Counsel and Secretary of Great-West and London Life; Corporate Secretary of CLFC and Canada Life since July 2003.

Unless otherwise indicated, all of the executive officers have been engaged for not less than five years in their present principal occupations or in another executive capacity with the companies identified.

Shareholdings of Directors and Executive Officers
As of March 4, 2004, the directors and executive officers of Lifeco, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,351,742 common shares of Lifeco representing 0.30% of the outstanding voting securities of Lifeco.

As of March 4, 2004, Power Financial Corporation controlled, directly or indirectly, 333,332,726 common shares of Lifeco, or 74.6% of the outstanding Lifeco common shares, representing approximately 64.99% of the voting rights attached to all of Lifeco's outstanding voting shares. Power Financial Corporation is controlled by Power Corporation of Canada, over which Mr. Paul Desmarais and associates have voting control.

ADDITIONAL INFORMATION

When the securities of Lifeco are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, Lifeco will provide any person, upon request to the Vice-President, Counsel and Secretary, Canada, 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, with one copy of:

(a) Lifeco's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b) Lifeco's comparative financial statements for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor, and one copy of Lifeco's most recent interim financial statements that have been filed for any period after the end of its most recently completed financial year;

(c) Lifeco's Management Proxy Circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(d) any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not provided under clauses (a), (b) or (c) above.

At any other time, Lifeco will provide any person, upon request being made in the manner set out above, with one copy of the documents referred to in clauses (a), (b) and (c) above, provided that Lifeco may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Lifeco.

Additional information in respect of Lifeco, including directors and officers remuneration and indebtedness, principal holders of its securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in Lifeco's Management Proxy Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in Lifeco's comparative financial statements for its most recently completed financial year.